As filed with the Securities and Exchange Commission on May 11, 2007

Registration No. 333-141351

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hometown Bancorp, Inc.

(Name of Small Business Issuer in its Charter)

United States	6035	02-0783010
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12 Main Street Walden, New York 12586 (845) 778-2171	12 Main Street Walden, New York 12586 (845) 778-2171
(Address and Telephone Number of Principal Executive Offices)	(Address of Principal Place of Business or Intended Principal Place of Business)

Thomas F. Gibney

President and Chief Executive Officer

Hometown Bancorp, Inc.

12 Main Street

Walden, New York 12586

(845) 778-2171

(Name, Address and Telephone Number of Agent for Service)

Copies to

Lawrence M. F. Spaccasi, Esq.	P. Ross Bevan, Esq.
Christina M. Gattuso, Esq.	Elias, Matz, Tiernan & Herrick, L.L.P.
Muldoon Murphy & Aguggia LLP	734 15th Street, Twelfth Floor
5101 Wisconsin Avenue, N.W.	Washington, D.C. 20005
Washington, D.C. 20016	(202) 347-0300
(202) 362-0840

Approximate date of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock $0.01 par value	1,071,225 shares	$10.00	$10,712,250	$329(2)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

Hometown Bancorp, Inc.

(Holding Company for Walden Federal Savings and Loan Association)

Up to 931,500 Shares of Common Stock

This is the initial public offering of shares of common stock of Hometown Bancorp, Inc. The shares we are offering will represent 45% of our outstanding common stock. Hometown Bancorp MHC, our federally chartered mutual holding company parent, will own 55% of our outstanding common stock. We intend to have our common stock quoted on the OTC Bulletin Board.

If you were a depositor of Walden Federal Savings and Loan Association on December 31, 2005, March 31, 2007 or April 30, 2007, or if you were a borrower of Walden Federal on February 7, 2006 whose loan continues to be outstanding at April 30, 2007, you may have priority rights to purchase shares of common stock. If you are not a customer of Walden Federal, but are interested in purchasing shares of our common stock, you may have an opportunity to purchase shares of common stock after priority orders are filled.

We are offering up to 931,500 shares of common stock for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 688,500 shares to complete the offering. The amount of capital being raised is based on an appraisal of Hometown Bancorp. Most of the terms of this offering are required by regulations of the Office of Thrift Supervision. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, the independent appraiser determines our market value has increased, we may sell up to 1,071,225 shares without giving you further notice or the opportunity to change or cancel your order.

The offering is scheduled to terminate at     :00, Eastern time, on [DATE1], 2007. We may extend this termination date without notice to you until [DATE2], 2007, unless the Office of Thrift Supervision approves a later date. Funds received before completion of the offering will be maintained at Walden Federal in a segregated escrow account or, at our discretion, in an escrow account at an independent insured depository institution. All subscriptions received will earn interest at our passbook savings rate, which is currently 0.49% per annum.

The minimum purchase is 25 shares. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond [DATE2], 2007. If we extend the offering beyond [DATE2], 2007, we will promptly return the funds of all subscribers who do not reconfirm their subscriptions. If we terminate the offering because we fail to sell the minimum number of shares or for any other reason, we will promptly return your funds with interest at our passbook savings rate.

Sandler O’Neill & Partners, L.P. will use its best efforts to assist us in our selling efforts, but is not required to purchase any of the common stock that is offered for sale. Purchasers will not pay a commission to purchase shares of common stock in the offering. All shares offered for sale are offered at a price of $10.00 per share.

We expect our directors and executive officers, together with their associates, to subscribe for 45,300 shares, which equals 4.9% of the shares offered for sale at the maximum of the offering range.

The Office of Thrift Supervision conditionally approved our plan of stock issuance on                     , 2007. However, such approval does not constitute a recommendation or endorsement of this offering.

This investment involves a degree of risk, including the possible loss of principal.

Please read “ Risk Factors” beginning on page 13.

OFFERING SUMMARY

Price Per Share: $10.00

	Minimum	Maximum	Maximum As Adjusted
Number of shares	688,500	931,500	1,071,225
Gross offering proceeds	$6,885,000	$9,315,000	$10,712,250
Estimated offering expenses, excluding underwriting fees and expenses	$500,000	$500,000	$500,000
Estimated underwriting fees and expenses(1)	$195,000	$195,000	$195,000
Estimated net proceeds	$6,190,000	$8,620,000	$10,017,000
Estimated net proceeds per share	$8.99	$9.25	$9.35

(1)	Does not include fees to be paid to broker-dealers in the event a syndicated community offering is conducted. See “The Stock Offering—Marketing Arrangements.”

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center at                     .

Sandler O’Neill + Partners, L.P.

The date of this prospectus is                     , 2007

Walden
Montgomery
Otisville
Monroe
17K
17
208
52
211
84
87
9W
32
207
206
94
6
209
17M
17A

Walden Federal

Corporate Headquarters
12 Main Street
Walden, New York 12586

Branch Locations

Walden - 12 Main Street

Walden (Loan Annex) - 8 Main Street
Walden (Mortgage Center) - 74 West Main Street
Montgomery - 201 Ward Street

Monroe - 785 Route 17M
Monroe - 288 Larkin Drive
Otisville - 2 Sanatorium Avenue

Summary

This summary highlights material information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire document carefully. For assistance, please call our Stock Information Center at                     .

The Companies

Hometown Bancorp MHC

Hometown Bancorp, Inc.

Walden Federal Savings and Loan Association

12 Main Street

Walden, New York 12586

(845) 778-2171

Hometown Bancorp MHC is our federally chartered mutual holding company parent. As a mutual holding company, Hometown Bancorp MHC is a non-stock company that has as its members the depositors and certain borrowers of Walden Federal. Upon completion of the offering, Hometown Bancorp MHC will own 55% of Hometown Bancorp’s common stock. So long as Hometown Bancorp MHC exists, it will own a majority of the voting stock of Hometown Bancorp and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. Following the offering, Hometown Bancorp MHC does not intend to engage in any business activity other than owning a majority of the common stock of Hometown Bancorp. The officers of Hometown Bancorp MHC are officers of Hometown Bancorp and Walden Federal, and the directors of Hometown Bancorp MHC are the directors of Hometown Bancorp and Walden Federal.

Hometown Bancorp, Inc. is a federally chartered mid-tier stock holding company that was formed in 2006 by Walden Federal to be its holding company. This offering is made by Hometown Bancorp. Hometown Bancorp owns all of Walden Federal’s capital stock and directs, plans and coordinates Walden Federal’s business activities. In the future, Hometown Bancorp might also acquire or organize other operating subsidiaries, including other financial institutions or financial services companies, although it currently has no specific plans or agreements to do so. At December 31, 2006, Hometown Bancorp had total assets of $117.4 million, deposits of $104.5 million and total equity of $8.5 million on a consolidated basis.

Walden Federal Savings and Loan Association operates from five full-service locations in Walden, Montgomery, Otisville and Monroe, New York. We offer a variety of deposit and loan products to individuals and small businesses located in our primary market, which is Orange County, and to a lesser extent, lower Ulster and lower Sullivan Counties, New York. In recent periods we have been successful in growing both deposits and loans. Since December 31, 2005, deposits have increased $15.1 million, or 16.9%, and loans have increased $13.9 million, or 16.6%. Our market area is located within the New York metropolitan area and provides good opportunity for growth. According to the Federal Deposit Insurance Corporation, total deposits for Orange County grew from $3.7 billion at June 30, 2000 to $4.9 billion at June 30, 2006.

Walden federal has two active wholly-owned subsidiaries, Ever-Green Financial Services, Inc. (“Evergreen”) and Valley Services Inc. (“Valley Services”), both of which are New York corporations. Evergreen was formed in 1984. Evergreen’s sole business activity is a 50% ownership interest in Evergreen Title Agency, LP. Valley Services was formed in 1999 to hold real estate owned.

Our Corporate Structure

The following diagram depicts our corporate structure after the offering:

Our Operating Strategy (page             )

Our mission is to operate and grow a profitable community-oriented financial institution. We plan to achieve this by executing our strategy of:

•	Continuing to pursue opportunities to expand and diversify our lending portfolio;

•	Increasing core deposits through aggressive marketing and the offering of new deposit products;

•	Expanding our branch network to enable us to continue to build our lending and deposit franchise;

•	Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio; and

•	Continuing to provide superior service to attract and retain customers.

Regulation and Supervision (page             )

Hometown Bancorp MHC, Hometown Bancorp and Walden Federal are subject to regulation, supervision and examination by the Office of Thrift Supervision. Walden Federal is also subject to oversight by the Federal Deposit Insurance Corporation as the insurer of our deposits.

The Offering

Purchase Price

The purchase price is $10.00 per share. You will not pay a commission to buy any shares in the offering.

Number of Shares to be Sold

We are offering for sale between 688,500 and 931,500 shares of Hometown Bancorp common stock in this offering. The amount of capital being raised is based on an appraisal of Hometown Bancorp. Most of the terms of this offering are required by regulations of the Office of Thrift Supervision. With regulatory approval, we may increase the number of shares to be sold to 1,071,225 shares without giving you further notice or the opportunity to change or cancel your order. In considering whether to increase the offering size, the Office of Thrift Supervision will consider the level of subscriptions, the views of our independent appraiser, our financial condition and results of operations and changes in market conditions.

How We Determined the Offering Range (page             )

We decided to offer between 688,500 and 931,500 shares, which is our offering range, based on an independent appraisal of our pro forma market value prepared by FinPro, Inc., an appraisal firm experienced in appraisals of financial institutions. FinPro will receive fees totaling $30,000 for its appraisal services, plus reimbursement of out-of-pocket expenses. FinPro estimates that as of March 5, 2007, our pro forma market value on a fully converted basis was between $15.3 million and $20.7 million, with a midpoint of $18.0 million. The term “fully converted” means that FinPro assumed that 100% of our common stock had been sold to the public, rather than the 45% that will be sold in connection with this offering.

In preparing its appraisal, FinPro considered the information in this prospectus, including our financial statements. FinPro also considered the following factors, among others:

•	our historical, present and projected operating results and financial condition and the economic and demographic characteristics of our market area;

•

a comparative evaluation of the operating and financial statistics of Walden Federal with those of other similarly-situated, publicly-traded savings associations and savings association holding companies;

•	the effect of the capital raised in this offering on our net worth and earnings potential; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

Our board of directors determined that the common stock should be sold at $10.00 per share and that 45% of the shares of our common stock should be offered for sale to the public in the offering. The following table shows the number of shares that will be sold in the offering and that will be issued to Hometown Bancorp MHC, based on the estimated valuation range and the purchase price.

	At Minimum of Offering Range	At Maximum of Offering Range	Percent of Shares Outstanding
Shares sold in the offering	688,500	931,500	45%
Shares issued to Hometown Bancorp MHC	841,500	1,138,500	55%

Total	1,530,000	2,070,000	100%

Two measures that some investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer’s “book value” and the ratio of the offering price to the issuer’s annual core earnings. FinPro considered these ratios in preparing its appraisal, among other factors. Tangible book value is the same as total equity less goodwill and other intangible assets and represents the difference between the value of the issuer’s tangible assets and liabilities. Core earnings, for purposes of the appraisal, was defined as net earnings after taxes, excluding the after-tax portion of income from nonrecurring items. FinPro’s appraisal also incorporates an analysis of a peer group of publicly traded mutual holding companies that FinPro considered to be comparable to us.

The following table presents a summary of selected pricing ratios for the peer group companies and for us utilized by FinPro in its appraisal. These ratios are based on earnings for the 12 months ended December 31, 2006 and book value as of December 31, 2006.

	Fully Converted Price To Core Earnings Multiple	Fully Converted Price To Tangible Book Value Ratio
Hometown Bancorp (pro forma):
Minimum	16.39x	71.89%
Maximum	20.41x	79.49%
Peer group companies as of March 5, 2007:
Average	33.27x	94.93%
Median	27.39x	96.75%

Compared to the median pricing ratios of the peer group at the maximum of the offering range, our stock would be priced at discount of 17.84% to the peer group on a price-to-tangible book basis and a discount of 25.48% on a price-to-core earnings basis. This means that, at the maximum of the offering range, a share of our common stock would be less expensive than the peer group based on a book value per share basis and less expensive than the peer group on a core earnings per share basis. FinPro believes that the discounts to the peer group are appropriate based upon downward adjustments to our pro forma market value to take into account the lack of trading liquidity, asset size and weaker asset quality relative to the peer group.

The independent appraisal does not indicate market value. You should not assume or expect that the valuation described above means that our common stock will trade at or above the $10.00 purchase price after the offering.

Mutual Holding Company Data

The following table presents a summary of selected pricing ratios for publicly traded mutual holding companies and the pricing ratios for us, without the ratios being adjusted to the hypothetical case of being fully converted.

	Non-Fully Converted Price To Core Earnings Multiple	Non-Fully Converted Price To Tangible Book Value Ratio
Hometown Bancorp (pro forma):
Minimum	20.00x	110.74%
Maximum	26.32x	130.04%
Publicly traded mutual holding companies as of March 5, 2007 (1):
Average	54.14x	178.56%
Median	37.20x	177.60%

(1)	The information for publicly traded mutual holding companies may not be meaningful for investors because it presents average and median information for mutual holding companies that may have issued a different percentage of their stock in their offerings than the 45% that we are offering to the public. In addition, stock repurchase activity may affect these ratios.

Possible Change in Offering Range (page             )

FinPro will update its appraisal before we complete the stock offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, FinPro determines that our pro forma market value has increased, we may sell up to 1,071,225 shares without further notice to you. If our pro forma market value at that time is either below $15.3 million or above $23.8 million, then, after consulting with the Office of Thrift Supervision, we may: terminate the stock offering and promptly return all funds; promptly return all funds, set a new offering range and give all subscribers the opportunity to place a new order; or take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.

Possible Termination of the Offering

We must sell a minimum of 688,500 shares to complete the offering. If we terminate the offering because we fail to sell the minimum number of shares or for any other reason, we will promptly return your funds with interest at our passbook savings rate and without deduction of any fees, and holds on funds authorized for withdrawal from deposit accounts will be released.

After-Market Performance of “First-Step” Mutual Holding Company Offerings

The following table provides information regarding the after-market performance of the “first-step” mutual holding company offerings completed from January 1, 2006 through March 5, 2007. “First-step” mutual holding company offerings are initial public offerings by companies in the mutual holding company form of organization.

Issuer (Market/Symbol)	Date of IPO	Net Proceeds ($000)	Appreciation From Initial Offering Price
			After 1 Day	After 1 Week	After 4 Weeks	Through 3/5/07
Oritani Financial Corp. (Nasdaq: ORIT)	01/24/2007	94,926	59.7%	54.3%	55.0%	50.2%
Polonia Bancorp (OTCBB: PBCP)	01/16/2007	11,990	1.0	1.4	.5	.5
MSB Financial Corp. (Nasdaq: MSBF)	01/05/2007	21,372	23.0	21.5	19.3	16.0
MainStreet Financial Corp. (OTCBB: MSFN)	12/27/2006	1,163	10.0	10.0	(2.5)	(1.5)
Ben Franklin Financial, Inc. (OTCBB: BFFI)	10/19/2006	6,965	7.0	6.5	6.5	9.5
ViewPoint Financial Group (Nasdaq: VPFG)	10/03/2006	99,327	49.9	52.5	53.0	67.9
Fox Chase Bancorp, Inc. (Nasdaq: FXCB)	10/02/2006	53,070	29.5	27.9	30.1	37.1
Roma Financial Corp. (Nasdaq: ROMA)	07/12/2006	81,537	41.0	45.0	46.6	50.2
Seneca-Cayuga Bancorp, Inc. (OTCBB: SCAY)	07/11/2006	8,645	0.0	(1.5)	(7.0)	(8.5)
Northeast Community Bancorp, Inc. (Nasdaq: NECB)	07/06/2006	50,046	10.0	12.0	12.0	19.2
Mutual Federal Bancorp, Inc. (OTCBB: MFDB)	04/06/2006	8,592	11.3	10.0	14.0	44.1
Lake Shore Bancorp, Inc. (Nasdaq: LSBK)	04/04/2006	24,485	7.0	5.5	2.9	20.0
United Community Bancorp (Nasdaq: UCBA)	03/31/2006	30,228	8.0	8.4	5.5	18.0
Magyar Bancorp, Inc. (Nasdaq: MGYR)	01/24/2006	22,059	6.5	5.0	6.0	44.4
Greenville Federal Financial Corporation (OTCBB: GVFF)	01/05/2006	8,114	N/A	2.5	0.0	4.0
Average - all transactions			18.85	17.40	16.19

This table is not intended to be indicative of how our stock may perform. Furthermore, this table presents only short-term price performance with respect to several companies that only recently completed their initial public offerings and may not be indicative of the longer-term stock price performance of these companies. Stock price appreciation is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets, and the company’s market area. The companies listed in the table above may not be similar to Hometown Bancorp, the pricing ratios for their stock offerings were in some cases different from the pricing ratios for Hometown Bancorp’s common stock and the market conditions in which these offerings were completed were, in some cases, different from current market conditions. Any or all of these differences may cause our stock to perform differently from these other offerings. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “Risk Factors” section beginning on page             .

You should be aware that, in certain market conditions, stock prices of thrift initial public offerings have decreased. For example, as the above table illustrates, the stock of two companies traded at or below its initial offering price at various times through March 5, 2007. We can give you no assurance that our stock will not trade below the $10.00 purchase price or that our stock will perform similarly to other recent mutual to stock conversions.

Conditions to Completing the Offering

We are conducting the offering under the terms of our plan of stock issuance. We cannot complete the offering unless we sell at least the minimum number of shares offered and we receive the final approval of the Office of Thrift Supervision to complete the offering.

Reasons for the Offering (page             )

Our primary reasons for this offering are to:

•	increase the capital of Walden Federal to support future lending and operational growth;

•	enhance profitability and earnings through investing and leveraging the proceeds, primarily through funding and lending activities; and

•	support future branching activities and/or the acquisition of financial services companies.

As part of our business planning process, our board of directors concluded that additional capital was needed in order to increase our profitability and support asset growth and that the best way to accomplish this would be through a stock offering. The board of directors considered two options: either (1) a full mutual-to-stock conversion, in which a new stock holding company is formed that issues all of its stock to the public, or (2) an offering by Hometown Bancorp, which by regulation may not issue more than 49.9% of its stock to the public. The board of directors determined that a minority offering by Hometown Bancorp was preferable, because engaging in a full mutual-to-stock conversion would raise more capital than we had current plans to deploy. Further, the minority stock issuance permits us to control the amount of capital being raised by selecting the percentage of shares to be sold in the offering. Additionally, the board of directors preferred to remain in the mutual holding company structure because it provides for the continued control of Hometown Bancorp by Hometown Bancorp MHC through its majority ownership position. We chose to sell 45% of our shares to the public, rather than a smaller portion, because we believe that we are raising the amount of capital we can effectively deploy and because the sale of a smaller number of shares would make it less likely that an active trading market for the shares would develop. We chose not to sell more than 45% of our shares to the public so that we would have the flexibility to issue authorized but unissued shares to fund future stock benefit plans without exceeding the regulatory limit on the percentage of shares that can be owned by persons other than Hometown Bancorp MHC.

As disclosed in the table appearing under “Use of Proceeds” on page __, Hometown Bancorp will retain between 20.2% and 37.8% of the net proceeds in the offering at the minimum and maximum of the offering range, respectively. Office of Thrift Supervision regulations require that Walden Federal receive at least 50% of the net proceeds from the offering. Walden Federal will receive more of the net proceeds from the offering as the offering range decreases so that Walden Federal’s tangible capital ratio following completion of the offering is at least 10%. Pursuant to Office of Thrift Supervision regulations, a 10% tangible capital ratio allows our employee stock ownership plan to acquire a number of shares equal to 3.92% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC, and allows us to acquire in the open market a number of shares of stock equal to 1.96% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC, that will be used to fund restricted stock awards.

Hometown Bancorp intends to initially invest the proceeds it retains from the offering in short-term, liquid investments, such as U.S. treasury and government agency securities, mortgage-backed securities and cash and cash equivalents, in order to supplement the interest income of Walden Federal and increase consolidated interest income. In the future, Hometown Bancorp may sell some or all of its investments and use the proceeds of those sales:

•	to pay dividends to stockholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to finance the possible acquisition of financial institutions or other businesses that are related to banking; and

•	for general corporate purposes.

Retention of a significant portion of the proceeds at Hometown Bancorp affords us the flexibility to downstream the proceeds to Walden Federal without prior regulatory approval, whereas a dividend or other contribution of funds to Hometown Bancorp from Walden Federal is subject to prior notice and approval from the Office of Thrift Supervision.

Benefits of the Offering to Management (page             )

We intend to adopt the employee stock ownership plan and change in control agreements described below and will consider adopting the equity incentive plan described in this prospectus. Hometown Bancorp will recognize compensation expense related to the employee stock ownership plan and the equity incentive plan. The actual expense will depend on the market value of Hometown Bancorp’s common stock and, with respect to the employee stock ownership plan, will increase as the value of Hometown Bancorp’s common stock increases. As reflected under “Pro Forma Data,” based upon assumptions set forth therein, the annual expense related to the employee stock ownership plan and the equity incentive plan would have been $25,000 and $112,000, respectively, for the year ended December 31, 2006, assuming shares are sold at the maximum of the offering range. See “Pro Forma Data” for a detailed analysis of the effects of each of these plans.

Employee Stock Ownership Plan. We intend to establish an employee stock ownership plan that will purchase an amount of shares equal to 3.92% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC. This number of shares to be purchased by the employee stock ownership plan equals 8.7% of our common stock to be sold at the maximum of the offering range. The plan will use the proceeds from a 20-year loan from Hometown Bancorp to purchase these shares. As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of employee participants. Allocations will be based on a participant’s individual compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the employee stock ownership plan. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.

Equity Incentive Plan. Following completion of the offering, we intend to consider adopting an equity incentive plan. Under current Office of Thrift Supervision regulations, this plan must be approved by a majority of the total votes eligible to be cast by our stockholders, other than Hometown Bancorp MHC, at a meeting to be held no earlier than six months after completion of the offering. Under this plan, we may grant stock options in an amount up to 4.9% of the number of shares issued in the offering, including shares issued to Hometown Bancorp MHC, and restricted stock awards in an amount equal to 1.96% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC. The maximum number of options available to be granted and the maximum number of restricted stock awards under the equity incentive plan would equal 10.89% and 4.36%, respectively, of our common stock to be sold at the maximum of the offering range. The Office of Thrift Supervision has proposed changes to its regulations regarding equity incentive plans that would eliminate the requirement to obtain the separate vote of minority stockholders for equity incentive plans that are implemented more than one year after completion of a minority stock offering. In the event that the proposed Office of Thrift Supervision regulations are adopted in final form, Hometown Bancorp MHC, as the holder of a majority of the shares of Hometown Bancorp, would control the outcome of any vote to approve an equity incentive plan that occurs more than one year after the completion of this offering. Shares of restricted stock will be awarded at no cost to the recipient. Stock options will be granted at an exercise price equal to 100% of the fair market value of our common stock on the option grant date. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan. The equity incentive plan will comply with all applicable Office of Thrift Supervision regulations.

The following table presents the total value of all shares to be available for restricted stock awards under the equity incentive plan, based on a range of market prices from $8.00 per share to $14.00 per share. Ultimately, the value of the grants will depend on the actual trading price of our common stock, which depends on numerous factors.

	Value of
Share Price	29,988 Shares Awarded at Minimum of Range	35,280 Shares Awarded at Midpoint of Range	40,572 Shares Awarded at Maximum of Range	46,657 Shares Awarded at 15% Above Maximum of Range
	(In thousands)
$ 8.00	$240	$282	$325	$373
10.00	300	353	406	467
12.00	360	423	487	560
14.00	420	494	568	653

The following table presents the total value of all stock options that would be available for grant under the equity incentive plan, based on a range of market prices from $8.00 per share to $14.00 per share. For purposes of this table, the value of the stock options was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.” Ultimately, financial gains can be realized on a stock option only if the market price of the common stock increases above the price at which the option is granted.

		Value of
Exercise Price	Option Value	74,970 Options Granted at Minimum of Range	88,200 Options Granted at Midpoint of Range	101,430 Options Granted at Maximum of Range	116,644 Options Granted at 15% Above Maximum of Range
		(In thousands)
$ 8.00	$2.48	$186	$219	$252	$289
10.00	3.10	232	273	314	362
12.00	3.73	280	329	378	435
14.00	4.35	326	384	441	507

The following table summarizes, at the maximum of the offering range, the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire and the total value of all restricted stock awards and stock options that are expected to be available under the equity incentive plan. At the maximum of the offering range, we will sell 931,500 shares and have 2,070,000 shares outstanding. The number of shares reflected for the benefit plans in the table below assumes that Walden Federal’s tangible capital will be 10% or more following the completion of the offering and the application of the net proceeds of the offering as described under “Use of Proceeds.”

(Dollars in thousands)	Number of Shares to be Granted or Purchased
	At Maximum of Offering Range	As a % of Common Stock Sold at Maximum of Offering Range	As a % of Common Stock Outstanding	Total Estimated Value of Grants
Employee stock ownership plan (1)	81,144	8.71%	3.92%	$811
Restricted stock awards (1)	40,572	4.36	1.96	406
Stock options (2)	101,430	10.89	4.90	314

Total	223,146	23.96	10.78	1,531

(1)	Assumes the value of Hometown Bancorp common stock is $10.00 per share for purposes of determining the total estimated value of the grants.
(2)	Assumes the value of a stock option is $3.10, which was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.”

Change in Control Agreements. We intend to enter into change in control agreements with Thomas F. Gibney, President and Chief Executive Officer; Stephen W. Dederick, Vice President and Chief Financial Officer; Judith B. Weyant, Senior Vice President, Chief Operating Officer and Corporate Secretary; and L. Bruce Lott, Senior Vice President and Chief Lending Officer. These agreements will provide for severance benefits if the executives are terminated following a change in control of Hometown Bancorp or Walden Federal. Based solely on current base salaries and excluding any benefits that would be payable under any employee benefit plan, if a change in control of Hometown Bancorp had occurred and we had terminated these officers as of December 31, 2006, the total cash payments due under the change in control agreements would be approximately $1.6 million.

The Offering Will Not Be Taxable to Persons Receiving Subscription Rights (page             )

As a general matter, the offering will not be a taxable transaction for purposes of federal income taxes to persons who receive or exercise subscription rights. We have received an opinion from our counsel that, for federal income tax purposes:

•	it is more likely than not that the members of Walden Federal will not realize any income upon the issuance or exercise of the subscription rights;

•

it is more likely than not that the tax basis to the purchasers in the offering will be the amount paid for our common stock, and that the holding period for shares of common stock will begin on the date of completion of the offering; and

•	the holding period for shares of common stock purchased in the direct community offering or syndicated community offering will begin on the day after the date of the purchase.

Persons Who Can Order Stock in the Offering (page             )

We have granted rights to subscribe for shares of Hometown Bancorp common stock in a “subscription offering” to the following persons in the following order of priority:

1.	Persons with $50 or more on deposit at Walden Federal as of the close of business on December 31, 2005.

2.	Our employee stock ownership plan, which provides retirement benefits to our employees.

3.	Persons with $50 or more on deposit at Walden Federal as of the close of business on March 31, 2007.

4.	Walden Federal’s depositors as of the close of business on April 30, 2007, who were not eligible to subscribe for shares under categories 1 and 3 and borrowers who had loans outstanding on February 7, 2006 and whose loans continue to be outstanding at April 30, 2007.

If we receive subscriptions for more shares than are to be sold in this offering, we may be unable to fill or may only partially fill your order. Shares will be allocated in order of the priorities described above under a formula outlined in the plan of stock issuance. If we increase the number of shares to be sold above 931,500, Walden Federal’s employee stock ownership plan will have the first priority right to purchase any shares exceeding that amount to the extent that its subscription has not previously been filled. Any shares remaining will be allocated in the order of priorities described above. See “The Stock Offering—Subscription Offering and Subscription Rights” for a description of the allocation procedure.

We may offer shares not sold in the subscription offering to the general public in a “direct community offering” that can begin concurrently with, during or immediately following the subscription offering. Orders received in the direct community offering will be subordinate to subscription offering orders. Natural persons and trusts of natural persons who are residents of Orange County, New York will have first preference to purchase shares in the direct community offering. Shares of common stock not purchased in the subscription offering or the direct community offering may be offered for sale through a “syndicated community offering” managed by Sandler O’Neill & Partners, L.P. We have the right to accept or reject, in our sole discretion, orders we receive in the direct community offering and syndicated community offering.

Subscription Rights are Not Transferable

You are not allowed to transfer your subscription rights and we will act to ensure that you do not do so. You will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding with another person to sell or transfer subscription rights or the shares that you purchase. We will not accept any stock orders that we believe involve the transfer of subscription rights. Eligible depositors or borrowers who enter into agreements to allow ineligible investors to participate in the subscription offering may be violating federal and state law and may be subject to civil enforcement actions or criminal prosecution.

How to Purchase Common Stock (page             )

In the subscription offering and the direct community offering, you may pay for your shares by:

1.	personal check, bank check or money order made payable directly to Hometown Bancorp, Inc. (third-party checks of any type will not be accepted); or

2.	authorizing us to withdraw money from your Walden Federal deposit account(s) other than accounts with check writing privileges and individual retirement accounts (“IRAs”). To use funds from accounts with check writing privileges, please submit a check. To use IRA funds, please see the next section.

Walden Federal is not permitted to lend funds (including funds drawn on a Walden Federal line of credit) to anyone for the purpose of purchasing shares of common stock in the offering. Also, payment may not be made by wire transfer.

Checks and money orders will be immediately cashed, so the funds must be available within the account when your stock order form is received by us. The funds will be deposited by us into a Walden Federal segregated escrow account or, at our discretion, in an escrow account at an independent insured depository institution. We will pay interest at Walden Federal’s passbook savings rate from the date those funds are received until completion or termination of the offering. Withdrawals from certificate of deposit accounts at Walden Federal for the purpose of purchasing common stock in the offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Walden Federal must be available within the deposit accounts at the time the stock order form is received. A hold will be placed on the amount of funds designated on your stock order form. Those funds will be unavailable to you during the offering; however, the funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable contractual deposit account rate until the completion of the offering.

To ensure that we properly identify your subscription rights, you must list all of your deposit accounts as of the eligibility dates on the stock order and certification form. If you fail to do so, your subscription may be reduced or rejected if the offering is oversubscribed. To preserve your purchase priority, you must register the shares only in the name or names of persons on the deposit account at the applicable date of eligibility. You may not add the names of others who were not named on the deposit account as of the applicable date of eligibility.

You may submit your order form in one of three ways: by mail, using the reply envelope provided; by overnight courier to the address indicated on the order form; or by hand delivery to our main office. Stock order forms will not be accepted at our branch offices, nor will these locations have stock offering materials on hand. Once submitted, your order is irrevocable. We are not required to accept copies or facsimiles of order forms.

Using IRA Funds to Purchase Shares in the Offering (page             )

You may be able to subscribe for shares of common stock using funds in your individual retirement account(s), or IRA. If you wish to use some or all of the funds in your Walden Federal Savings and Loan Association IRA, the applicable funds must first be transferred to a self-directed IRA account maintained by an unaffiliated institutional trustee or custodian, such as a brokerage firm. If you do not have such an account, you will need to establish one and transfer your funds before placing your stock order. An annual fee may be payable to the new trustee. Our Stock Information Center can give you guidance in this regard. Because processing this type of order takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the [DATE1], 2007 offering deadline. Whether you may use retirement funds for the purchase of shares in the stock offering will depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

Purchase Limitations (page             )

Our plan of stock issuance establishes limitations on the purchase of stock in the offering. These limitations include the following:

•	The minimum purchase is 25 shares.

•

No individual (or individuals exercising subscription rights through a single qualifying deposit or loan account held jointly) may purchase more than $75,000 of common stock (which equals 7,500 shares) in the offering.

•

No individual together with any associates and no group of persons acting in concert may purchase more than $100,000 of common stock (which equals 10,000 shares) in the offering. For purposes of applying this limitation, your associates include:

•

Any person who is related by blood or marriage to you and who either lives in your home or who is a director or officer of Hometown Bancorp MHC, Hometown Bancorp or Walden Federal or any of their subsidiaries;

•	Companies or other entities in which you are an officer or partner or have a 10% or greater beneficial ownership interest; and

•	Trusts or other estates in which you have a substantial beneficial interest or as to which you serve as a trustee or in another fiduciary capacity.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying accounts registered to the same address will be subject to this overall purchase limitation. We have the right to determine, in our sole discretion, whether prospective purchasers are associates or acting in concert.

Subject to the Office of Thrift Supervision’s approval, we may increase or decrease the purchase limitations at any time. Our tax-qualified employee benefit plans, including our employee stock ownership plan, are authorized to purchase up to 3.92% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC, without regard to these purchase limitations.

Deadline for Ordering Stock (page             )

The subscription offering will end at     :00, Eastern time, on [DATE1], 2007. If you wish to purchase shares, a properly completed and signed original stock order form, together with full payment for the shares of common stock, must be received by us (not postmarked) no later than this time. We expect that the direct community offering will terminate at the same time, although it may continue for up to 45 days after the end of the subscription offering, or longer if regulators approve a later date. No single extension may be for more than 90 days. If we extend the offering beyond [DATE2], 2007, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest at our passbook savings rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 688,500 shares or more than 1,071,225 shares, we will promptly return all funds, set a new offering range and all subscribers will be notified and given the opportunity to place a new order.

How We Will Use the Proceeds of this Offering (page             )

The following table summarizes how we will use the proceeds of this offering, based on the sale of shares at the minimum and maximum of the offering range.

(In thousands)	688,500 Shares at $10.00 Per Share	931,500 Shares at $10.00 Per Share
Offering proceeds	$6,885	$9,315
Less: offering expenses	(695)	(695)

Net offering proceeds	6,190	8,620
Less:
Proceeds contributed to Walden Federal	4,341	4,552
Proceeds used for loan to employee stock ownership plan	600	811

Proceeds remaining for Hometown Bancorp	$1,249	$3,257

Initially, Hometown Bancorp intends to invest the proceeds that it retains in short-term liquid investments. In the future, Hometown Bancorp may use those funds to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restrictions. Walden Federal will initially invest the proceeds it receives in short-term liquid investments. Over time, Walden Federal may use the portion of the proceeds that it receives to fund new loans, invest in securities, open new branches and expand its business activities. Hometown Bancorp and Walden Federal may also use the proceeds of the offering to diversify their businesses and acquire other companies, although we have no specific plans to do so at this time.

Purchases by Directors and Executive Officers (page             )

We expect that our directors and executive officers, together with their associates, will subscribe for 45,300 shares, which equals 4.9% of the shares that would be sold at the maximum of the offering range. Our directors and executive officers will pay the same $10.00 per share price as everyone else who purchases shares in the offering. Like all of our depositors, our directors and executive officers have subscription rights based on their deposits and, in the event of an oversubscription, their orders will be subject to the allocation provisions set forth in our plan of stock issuance. Purchases by our directors and executive officers will count towards the minimum number of shares we must sell to close the offering.

Market for Hometown Bancorp’s Common Stock (page             )

We anticipate that the common stock of Hometown Bancorp will be quoted on the OTC Bulletin Board. Sandler O’Neill & Partners, L.P. currently intends to become a market maker in the common stock, but it is under no obligation to do so. We cannot assure you that other market makers will be obtained or that an active and liquid trading market for our common stock will develop or, if developed, will be maintained. After shares of the common stock begin trading, you may contact a stock broker to buy or sell shares. There can be no assurance that persons purchasing the common stock in the offering will be able to sell their shares at or above the $10.00 offering price, and brokerage firms typically charge commissions related to the purchase or sale of securities.

Hometown Bancorp’s Dividend Policy (page             )

We have not determined whether we will pay dividends on the common stock. After the offering, we will consider a policy of paying regular cash dividends. Our ability to pay dividends will depend on a number of factors, including capital requirements, regulatory limitations and our operating results and financial condition. Initially, our ability to pay dividends will be limited to the net proceeds of the offering retained by Hometown Bancorp and earnings from the investment of such proceeds. At the maximum of the offering range, Hometown Bancorp will retain approximately $3.3 million of the net proceeds. Additionally, funds could be contributed from Walden Federal through dividends; however, the ability of Walden Federal to dividend funds to Hometown Bancorp is subject to regulatory limitations described in more detail in “Our Dividend Policy.” We anticipate that Hometown Bancorp MHC will waive receipt of any dividends that we pay.

Possible Conversion of Hometown Bancorp MHC to Stock Form (page             )

In the future, we may undertake a transaction commonly known as a “second-step conversion” in which we would sell to the public Hometown Bancorp MHC’s interest in Hometown Bancorp. In a second-step conversion, members of Hometown Bancorp MHC would have subscription rights to purchase common stock of Hometown Bancorp or its successor, and the public stockholders of Hometown Bancorp would be entitled to exchange their shares of common stock for an equal percentage of shares of the new holding company. This percentage may be adjusted to reflect any assets owned by Hometown Bancorp MHC. Hometown Bancorp’s public stockholders, therefore, would own approximately the same percentage of the resulting entity as they owned before the second-step conversion. Any second-step conversion would require the approval of the stockholders of Hometown Bancorp, other than Hometown Bancorp MHC, and the members of Hometown Bancorp MHC. We have no current plan to undertake a second-step conversion transaction.

Delivery of Prospectus

To ensure that each person receives a prospectus at least 48 hours before the offering deadline, we may not mail prospectuses any later than five days prior to such date or hand-deliver prospectuses later than two days prior to that date. Stock order forms may only be delivered if accompanied or preceded by a prospectus. We are not obligated to deliver a prospectus or order form by means other than U.S. mail.

We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights will expire at     :00, Eastern time, on [DATE1], 2007 whether or not we have been able to locate each person entitled to subscription rights.

Delivery of Stock Certificates (page             )

Certificates representing shares of common stock issued in the offering will be mailed to purchasers at the address provided by them on the order form as soon as practicable following completion of the offering and receipt of all necessary regulatory approvals.

Stock Information Center

If you have any questions regarding the offering, please call our Stock Information Center. The telephone number is                     . The Stock Information Center is open Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern time, except for bank holidays.

Risk Factors

You should consider carefully the following risk factors before purchasing Hometown Bancorp common stock.

Risks Related to Our Business

Rising interest rates may further compress our interest rate spread, which could hurt our profits.

Between June 30, 2004, and June 30, 2006, the U.S. Federal Reserve increased its target for the federal funds rate 17 times in 25 basis point increments from 1.00% to 5.25%. The increase in the federal funds rate has had the affect of increasing short-term market interest rates. While short-term market interest rates (which we use as a guide to price our deposits) have increased, intermediate-term (i.e., five-year) market interest rates (which we use as a guide to price our loans) have not. This “flattening” of the market yield curve has had a negative impact on our interest rate spread and net interest margin, which has reduced our profitability. If rates on our deposits continue to reprice upwards faster than the rates on our loans and investments, we would continue to experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability. For the year ended December 31, 2006, our net interest margin decreased 49 basis points to 4.92% from 5.41% for the year ended December 31, 2005. For further discussion of how changes in interest rates could impact us, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Risk Management—Interest Rate Risk Management.”

Our emphasis on commercial real estate, construction, commercial and land lending may expose us to increased lending risks.

At December 31, 2006, our loan portfolio consisted of $15.9 million, or 16.4% of commercial real estate loans; $10.8 million, or 11.1% of construction loans; $10.2 million, or 10.4% of commercial business loans; and $7.6 million, or 7.9% of land loans. We have grown our loan portfolio in recent years with respect to these types of loans and intend to continue to emphasize these types of lending. As a result, our credit risk profile will be higher than traditional thrift institutions that have higher concentrations of one- to four-family residential loans.

These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers and, for construction loans, the accuracy of the estimate of the property’s value at completion of construction and the estimated cost of construction. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial business loans expose us to additional risks since they typically are made on the basis of the borrower’s ability to make repayments from the cash flow of the borrower’s business and are generally secured by collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the growth of our portfolio of such loans. Also, many of our commercial real estate, construction, commercial and land borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship may expose us to a greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. Finally, as a result of this offering, our regulatory loans-to-one borrower limit will increase and our ability to make larger loans may expose us to greater risk of loss.

We may not be able to successfully implement our plans for growth.

We currently operate out of five full-service branch offices in Orange County, New York. Recently, our management began to implement a growth strategy that expands our presence in other select markets in Orange County. As part of this growth strategy, in November, 2005, we opened a branch office in Otisville, New York and in June, 2006, we opened a Shop Rite in-store branch in Monroe, New York. We intend to open one retail branch during the next 12 months. At this time, we are not able to estimate the costs associated with or the timing of the opening of the new branch office. We intend to continue to pursue opportunities to expand our branch network. In connection with the expansion of our branch network, we would need to hire additional lending staff and other employees to support our expanded infrastructure. We may not be successful in implementing our expansion plans or we may not be able to hire the employees necessary to implement our plans.

If we do not achieve profitability on new branches, the new branches may hurt our earnings.

Our expansion strategy may not be accretive to our earnings. Numerous factors will affect our expansion strategy, such as our ability to select suitable locations for branches, real estate acquisition costs, competition, interest rates, managerial resources, our ability to hire and retain qualified personnel, the effectiveness of our marketing strategy and our ability to attract deposits. We may not be successful in increasing the volume of our loans and deposits by expanding our branch network. Building and staffing new branch offices will increase our operating expenses. We may not be able to manage the costs and implementation risks associated with this strategy so that expansion of our branch network will be profitable.

A downturn in the local economy or a decline in real estate values could hurt our profits.

Substantially all of our loans are secured by real estate or made to businesses in Orange County, and to a lesser extent, lower Ulster and lower Sullivan Counties, New York. As a result of this concentration, a downturn in the local economy could cause significant increases in nonperforming loans, which would hurt our profits. In recent years, there has been a significant increase in real estate values in our market area. As a result of rising home prices, our loans have been well collateralized. A decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in real estate values could adversely impact our portfolio of commercial real estate loans and could result in a decline in the origination of such loans. For a discussion of our market area, see “Our Business—Market Area.”

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition in making loans, attracting deposits and hiring and retaining experienced employees. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits, which reduces our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. At June 30, 2006, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held 2.10% of the deposits in Orange County, New York. Many of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area. For more information about our market area and the competition we face, see “Our Business—Market Area” and “Our Business—Competition.”

The loss of senior management could hurt our operations.

We rely heavily on our executive officers, Messrs. Gibney, Dederick and Lott and Ms. Weyant. The loss of one or more members of senior management could have an adverse effect on us because, as a small community bank, our senior executive officers have more responsibility than would be typical at a larger financial institution with more employees. In addition, as a small community bank, we have fewer management-level personnel who are in position to assume the responsibilities of our senior executive officers. We intend to enter into three-year change in control agreements with each of our senior executive officers, although we currently do not have employment agreements or non-compete agreements with any of our executive officers. For further discussion, see “Management—Executive Compensation.”

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Hometown Bancorp MHC, Hometown Bancorp and Walden Federal are all subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Walden Federal rather than for holders of Hometown Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Risks Related to this Offering

Additional expenses following the offering from new equity benefit plans will adversely affect our profitability.

If the equity incentive plan is adopted by our board of directors following the offering and approved by our stockholders, we will recognize additional annual employee compensation expenses stemming from options and shares granted to employees, directors and executives under new benefit plans. Stock options and restricted stock would be granted under an equity incentive plan adopted following the offering and approved by stockholders. These additional expenses will adversely affect our profitability. We cannot determine the actual amount of these new stock-related compensation expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be material. We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts and will recognize expenses for restricted stock awards and stock options over the vesting period of awards made to recipients. Pro forma benefits expenses for the year ended December 31, 2006 were $137,000 at the maximum of the offering range, as set forth in the pro forma financial information under “Pro Forma Data” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock, the number of shares awarded under the plans and the timing of the implementation of the plans. For further discussion of these plans, see “Our Management—Benefit Plans.”

We will need to implement additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements, which will increase our operating expenses.

As a result of the completion of this offering, we will become a public reporting company. The federal securities laws and the regulations of the Securities and Exchange Commission require that we file annual, quarterly and current reports and that we maintain effective disclosure controls and procedures and internal control over financial reporting. We expect that the obligations of being a public company, including substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. Compliance with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission will require us to certify the adequacy of our internal controls and procedures, which will require us to upgrade our accounting systems. These reporting and compliance obligations will increase our operating expenses and could divert our management’s attention from our operations.

Our stock price may decline when trading commences.

If you purchase shares in the offering you may not be able to sell them at or above the $10.00 purchase price. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions. Publicly traded stocks, including stocks of financial institutions, often experience substantial market price volatility. These market fluctuations might not be related to the operating performance of particular companies whose shares are traded.

There may be a limited market for our common stock, which may adversely affect our stock price.

Although we intend to have our shares of common stock quoted on the OTC Bulletin Board, the shares may not be actively traded. If an active trading market for our common stock does not develop, you may not be able to sell all of your shares of common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and asked price for our common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

Our return on equity will initially be low compared to other publicly traded financial institutions. A low return on equity may negatively impact the trading price of our common stock.

Net income divided by average equity, known as “return on equity,” is a ratio used by many investors to compare the performance of a financial institution with its peers. For the year ended December 31, 2006, our return on average equity was 10.77%. Although we expect that our net income will increase following the offering, we expect that our return on equity will be reduced as a result of the additional capital that we will raise in the offering. For example, our pro forma return on equity for the year ended December 31, 2006 is 6.17%, assuming the sale of shares at the maximum of the offering range. In comparison, the peer group used by FinPro in its appraisal had an average return on average equity of 4.49% for the 12 months ended December 31, 2006. Over time, we intend to use the net proceeds from this offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is competitive with other publicly held companies. This goal could take a number of years to achieve, and it may not be attained. Consequently, you should not expect a competitive return on equity in the near future. Failure to achieve a competitive return on equity might make an investment in our common stock unattractive to some investors and might cause our common stock to trade at lower prices than comparable companies with higher returns on equity. See “Pro Forma Data” for an illustration of the financial impact of this offering.

We have broad discretion in allocating the proceeds of the offering. Our failure to effectively utilize such proceeds would reduce our profitability.

Hometown Bancorp intends to contribute approximately 60.1% of the net proceeds of the offering to Walden Federal at the midpoint of the offering range and to use approximately 9.5% of the net proceeds at the midpoint of the offering range to fund the loan to the employee stock ownership plan. Hometown Bancorp may use the remaining proceeds that it retains to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restrictions. Walden Federal may use the portion of the proceeds that it receives to fund new loans, invest in securities, open new branches and expand its business activities. Hometown Bancorp and Walden Federal may also use the proceeds of the offering to diversify their businesses and acquire other companies, although we have no specific plans to do so at this time. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. Our failure to utilize these funds effectively would reduce our profitability.

Issuance of shares for benefit programs may dilute your ownership interest.

We intend to consider adopting an equity incentive plan following the offering. If stockholders approve the new equity incentive plan, we intend to issue shares to our officers, employees and directors through this plan. We may fund the equity incentive plan through the purchase of common stock in the open market, subject to regulatory restrictions, by a trust established in connection with the plan, or from authorized but unissued shares of Hometown Bancorp common stock. If the restricted stock awards under the equity incentive plan are funded from authorized but unissued stock, your ownership interest in the shares would be diluted by up to approximately 1.9%, assuming awards of common stock equal to 1.96% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC, are awarded under the plan. If the shares issued upon the exercise of stock options under the equity incentive plan are issued from authorized but unissued stock, your ownership interest in the shares would be diluted by up to approximately 4.7%, assuming stock option grants equal to 4.9% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC, are granted under the plan. See “Pro Forma Data” and “Our Management—Benefit Plans.”

Hometown Bancorp MHC’s majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.

Hometown Bancorp MHC will own a majority of Hometown Bancorp’s common stock after the offering and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who will manage Hometown Bancorp and Walden Federal will also manage Hometown Bancorp MHC. As a federally chartered mutual holding company, the board of directors of Hometown Bancorp MHC must ensure that the interests of depositors of Walden Federal are represented and considered in matters put to a vote of stockholders of Hometown Bancorp. Therefore, the votes cast by Hometown Bancorp MHC may not be in your personal best interests as a stockholder. For example, Hometown Bancorp MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Hometown Bancorp. Hometown Bancorp MHC’s ability to control the outcome of the election of the board of directors of Hometown Bancorp restricts the ability of minority stockholders to effect a change of management. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of Hometown Bancorp MHC, as such transactions require the approval of at least two-thirds of all outstanding voting stock, which can only be achieved if Hometown Bancorp MHC voted to approved such transactions. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies.

Office of Thrift Supervision policy on remutualization transactions could prevent acquisition of Hometown Bancorp, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in what is commonly called a “remutualization” transaction. In the past, remutualization transactions resulted in minority stockholders receiving a significant premium for their shares. However, in 2003 the Office of Thrift Supervision issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision’s concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or further restrict these transactions in the future, our per share stock price may be adversely affected. For further information, see “Restrictions on Acquisition of Hometown Bancorp and Walden Federal—Regulatory Restrictions.”

Office of Thrift Supervision regulations and anti-takeover provisions in our charter restrict the accumulation of our common stock, which may adversely affect our stock price.

Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the stock offering, no person, acting alone, together with associates or in a group of persons acting in concert, will directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of our common stock without the prior written approval of the Office of Thrift Supervision. In addition, Hometown Bancorp’s charter provides that, for a period of five years from the date of the stock offering, no person, other than Hometown Bancorp MHC, may acquire directly or indirectly the beneficial ownership of more than 10% of any class of any equity security of Hometown Bancorp. In the event a person acquires shares in violation of this charter provision, all shares beneficially owned by such person in excess of 10% will be considered “excess shares” and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. These restrictions make it more difficult and less attractive for stockholders to acquire a significant amount of our common stock, which may adversely affect our stock price.

A Warning About Forward-Looking Statements

This prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets; and

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board or the Public Company Accounting Oversight Board.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Selected Financial and Other Data

The summary financial information presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005 is derived in part from the audited consolidated financial statements that appear in this prospectus. The information presented below does not include the financial condition, results of operations or other data of Hometown Bancorp MHC.

	Year Ended December 31,
(Dollars in thousands)	2006	2005
Financial Condition Data:
Total assets	$117,413	$98,229
Investment securities	12,041	5,383
Loans receivable, net	97,833	82,945
Deposits	104,518	89,435
Borrowings	2,525	—
Total stockholders’ equity	8,520	7,764

Operating Data:
Interest income	$7,494	$5,916
Interest expense	2,303	1,166

Net interest income	5,191	4,750
Provision for loan losses	102	99

Net interest income after provision for loan losses	5,089	4,651
Noninterest income	1,607	1,248
Noninterest expenses	5,316	4,690

Income before taxes	1,380	1,209
Income tax expense	517	482

Net income	$863	$727

	Year Ended December 31,
	2006	2005
Performance Ratios:
Return on average assets	0.78%	0.79%
Return on average equity	10.77	9.70
Interest rate spread (1)	4.40	5.05
Net interest margin (2)	4.92	5.41
Noninterest income to average assets	1.45	1.35
Noninterest expense to average assets	4.80	5.07
Efficiency ratio (3)	78.20	78.19
Average interest-earning assets to average interest-bearing liabilities	123.70	126.92
Average equity to average assets	7.24	8.10

Capital Ratios (4):
Tangible capital	7.13	7.95
Core capital	7.13	7.95
Total risk-based capital	11.15	11.84

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.64	0.64
Allowance for loan losses as a percent of nonperforming loans	141.91	639.76
Net charge-offs (recoveries) to average outstanding loans during the period	0.01	—
Non-performing loans as a percent of total loans	0.45	0.10

Other Data:
Number of:
Deposit accounts	12,225	11,772
Offices	5	4

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percent of average interest-earning assets.
(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Capital ratios are for Walden Federal.

Recent Developments

The following tables contain certain information concerning the financial position and results of operations of Hometown Bancorp. The data presented as of March 31, 2007 and for the three month periods ended March 31, 2007 and 2006 were not audited, but, in the opinion of management, reflect all adjustments necessary for a fair presentation. No adjustments were made other than normal recurring entries. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results of operations that may be expected for the entire year.

(Dollars in thousands)	At March 31, 2007	At December 31, 2006
Financial Condition Data:
Total assets	$123,580	$117,413
Investment securities	11,992	12,041
Loans receivable, net	103,722	97,833
Deposits	113,204	104,518
Borrowings	—	2,525
Total stockholders’ equity	8,701	8,520

	Three Months Ended March 31,
	2007	2006
Operating Data:
Interest income	$2,093	$1,608
Interest expense	757	422

Net interest income	1,336	1,186
Provision for loan losses	59	10

Net interest income after provision for loan losses	1,277	1,176
Noninterest income	427	254
Noninterest expenses	1,410	1,269

Income before taxes	294	161
Income tax expense	114	59

Net income	$180	$102

Performance Ratios (1):
Return on average assets	0.60%	0.41%
Return on average equity	8.36	5.18
Interest rate spread (2)	3.94	4.57
Net interest margin (3)	4.59	5.06
Noninterest income to average assets	1.41	1.03
Noninterest expense to average assets	4.66	5.14
Efficiency ratio (4)	79.98	88.13
Average interest-earning assets to average interest-bearing liabilities	125.22	127.03
Average equity to average assets	7.16	7.98

Capital Ratios (5):
Tangible capital	6.92	7.81
Core capital	6.92	7.81
Total risk-based capital	10.43	11.53

(footnotes on the following page)

	Three Months Ended March 31,
	2007	2006
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.65%	0.63%
Allowance for loan losses as a percent of nonperforming loans	166.61	356.48
Net charge-offs (recoveries) to average outstanding loans during the period	—	—
Non-performing loans as a percent of total loans	0.39	0.18

(1)	Performance ratios are annualized.
(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)	Represents net interest income as a percent of average interest-earning assets.
(4)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(5)	Capital ratios are for Walden Federal.

Results of Operations for the Three Months Ended March 31, 2007

General. Net income increased $78,000, or 76.5%, to $180,000 for the three months ended March 31, 2007 compared to $102,000 for the same period in the prior year. The increase reflected higher net interest income and non-interest income, partially offset by higher non-interest expense.

Net Interest Income. Net interest income increased $150,000, or 12.6%, to $1.3 million during the three months ended March 31, 2007 compared to the prior year period, primarily as a result of an increase in interest income on loans and investment securities. Interest income on loans increased $412,000, or 27.3%, to $1.9 million during the three months ended March 31, 2007 as the average balance of the loan portfolio grew $17.8 million, or 21.4%, while the average yield on the loan portfolio increased 35 basis points to 7.58%. Loan growth was driven by an increase in all categories of the loan portfolio, particularly one- to four-family residential real estate loans, commercial real estate and land loans. The increase in the average yield was the result of the rising interest rate environment during 2006.

Interest income on investment securities increased $96,000, or 204.3%, as the average balance of securities portfolio grew $6.9 million, or 129.4%, during the three months ended March 31, 2007 compared to the prior year period, while the average yield on investment securities increased 114 basis points to 4.65%. The increase in the investment portfolio primarily reflected the purchase of $9.9 million in investment securities following an increase in deposits resulting from a $10.0 million certificate of deposit account opened by the New York State Office of the Comptroller. The shift in the mix of interest-earning assets, combined with slightly higher market rates, increased the average yield on earning assets to 7.20% during the three months ended March 31, 2007, compared to 6.86% for the three months ended March 31, 2006.

Average interest-bearing deposits during the three months ended March 31, 2007 increased $15.7 million, or 21.4%, compared with the prior year period, due primarily to a $21.7 million increase in the average balance of certificates of deposit, primarily due to the $10.0 million certificate of deposit from the New York State Office of the Comptroller which was opened in the second quarter of 2006, which was partially offset by a $5.3 million decrease in savings and money market accounts. Increases in market interest rates, combined with the shift in the deposit mix, increased the average cost of deposits to 3.17%, compared to 2.28% for 2006.

For the three months ended March 31, 2007, our net interest margin decreased 47 basis points to 4.59% from 5.06% for the prior year period. If rates on deposits continue to reprice faster than rates on our loans and investments, we could continue to experience compression of our net interest margin which could have a negative effect on our profitability in 2007.

Provisions for Loan Losses. Provisions for loan losses were $59,000 for the three months ended March 31, 2007 compared to $10,000 for the three months ended March 31, 2006. The change in the provision was due to an increase in the size of the loan portfolio and our analysis of the inherent losses in the portfolio. Specifically, our provision increased during the three months ended March 31, 2007 as compared to the prior year period because of increases in our land loan, commercial business loan and commercial real estate loan portfolios. In determining our loan loss provision, we take into account the credit risks associated with these riskier types of lending as compared to one- to four-family residential real estate loans.

Non-Interest Income. Non-interest income increased $173,000, or 68.1% to $427,000 for the three months ended March 31, 2007 as banking service charges and fees and mortgage banking income increased. The $99,000 increase in banking service charges and fees reflects an overall increase in deposits resulting from our branch expansion in November, 2005 and June, 2006. The increase in mortgage banking income of $54,000 was due to the increased originations of longer-term fixed-rate loans, which we typically sell in the secondary market.

Non-Interest Expense. Non-interest expenses increased $141,000, or 11.1%, during the three months ended March 31, 2007 over the prior year period. The increase in salaries and employee benefits, which accounted for much of the increase, was due to our recent branch expansion. Advertising and marketing, occupancy and equipment and data processing expenses also increased as a result of our recent branch expansion, while professional fees decreased by $22,000.

Change in Financial Condition

Total assets increased $6.2 million, or 5.3%, to $123.6 million during the three months ended March 31, 2007, reflecting the results our branch expansion and the growth of our loan portfolio. In the three months ended March 31, 2007, the loan portfolio grew $5.9 million, or 6.0%, with the growth concentrated primarily in the residential real estate, commercial and land loan portfolios.

Asset growth during the three months ended March 31, 2007 was funded through an increase of deposits. During the three months ended March 31, 2007, deposits grew $8.7 million to $113.2 million. The increase in deposits is primarily due to our branch expansion and our promotion of certificates of deposit accounts. We had no borrowings at March 31, 2007.

Total stockholders’ equity increased $181,000 in the three months ended March 31, 2007 to $8.7 million.

Use of Proceeds

The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering. Payments for shares made through withdrawals from deposit accounts at Walden Federal will reduce Walden Federal’s deposits and will not result in the receipt of new funds for investment. See “Pro Forma Data” for the assumptions used to arrive at these amounts.

	Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range
(Dollars in thousands)	688,500 Shares at $10.00 Per Share	Percent of Net Proceeds	810,000 Shares at $10.00 Per Share	Percent of Net Proceeds	931,500 Shares at $10.00 Per Share	Percent of Net Proceeds	1,071,225 Shares at $10.00 Per Share	Percent of Net Proceeds
Offering proceeds	$6,885		$8,100		$9,315		$10,712
Less: offering expenses	(695)		(695)		(695)		(695)

Net offering proceeds	6,190	100.0%	7,405	100.0%	8,620	100.0%	10,017	100.0%
Less:
Proceeds contributed to Walden Federal	4,341	70.1	4,447	60.1	4,552	52.8	5,009	50.0%
Proceeds used for loan to employee stock ownership plan	600	9.7	706	9.5	811	9.4	933	9.3%

Proceeds remaining for Hometown Bancorp	$1,249	20.2%	$2,252	30.4%	$3,257	37.8%	$4,075	40.7%

Hometown Bancorp intends to invest the proceeds it retains from the offering in short-term, liquid investments, such as U.S. treasury and government agency securities, mortgage-backed securities and cash and cash equivalents, in order to supplement the interest income of Walden Federal and increase consolidated interest income. The actual amounts to be invested in different instruments will depend on the interest rate environment and Hometown Bancorp’s liquidity requirements. In the future, Hometown Bancorp may sell some or all of its investments and use the proceeds of those sales:

•	to pay dividends to stockholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to finance the possible acquisition of financial institutions or other businesses that are related to banking; and

•	for general corporate purposes.

Under current Office of Thrift Supervision regulations, Hometown Bancorp may not repurchase shares of its common stock during the first year following the offering, except to fund equity benefit plans or, with prior regulatory approval, when extraordinary circumstances exist. Following the first year after the offering, we may consider repurchasing our common stock in order to, among other things, improve our book value per share and/or earnings per share. Such repurchases may be affected through privately-negotiated transactions or open market purchases, the timing and cost of which will be considered by our board of directors and management pursuant to their fiduciary duties to Hometown Bancorp and its stockholders.

Walden Federal initially intends to invest the proceeds it receives from the offering, which is shown in the table above as the amount contributed to Walden Federal, in short-term, liquid investments. Over time, Walden Federal may use the proceeds that it receives from the offering:

•	to fund new loans;

•	to invest in securities;

•	to finance the possible expansion of its business activities, including developing new branch locations; and

•	for general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.

Except as described above, neither Hometown Bancorp nor Walden Federal has any specific plans for the investment of the proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the offering, see “The Stock Offering—Reasons for the Stock Offering.”

Our Dividend Policy

Hometown Bancorp will retain approximately $3.3 million from the net proceeds raised in the offering at the maximum of the offering range. We have not yet determined whether we will pay a dividend on the common stock. After the offering, our board of directors will consider a policy of paying regular cash dividends. The board of directors may declare and pay periodic special cash dividends in addition to, or in lieu of, regular cash dividends. In determining whether to declare or pay any dividends, whether regular or special, the board of directors will take into account our financial condition and results of operations, tax considerations, capital requirements, industry standards, and economic conditions. The regulatory restrictions that affect the payment of dividends by Walden Federal to us discussed below also will be considered. We cannot guarantee that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future.

If Hometown Bancorp pays dividends to its stockholders, it also will be required to pay dividends to Hometown Bancorp MHC, unless Hometown Bancorp MHC elects to waive the receipt of dividends. We anticipate that Hometown Bancorp MHC will waive any dividends that Hometown Bancorp may pay. Any decision to waive dividends will be subject to regulatory approval.

Hometown Bancorp will not be subject to Office of Thrift Supervision regulatory restrictions on the payment of dividends. However, our ability to pay dividends may depend, in part, upon dividends we receive from Walden Federal because we initially will have no source of income other than dividends from Walden Federal and earnings from the investment of the net proceeds from the offering that we retain. Office of Thrift Supervision regulations limit dividends and other distributions from Walden Federal to us. In addition, Hometown Bancorp may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with the offering. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized. See “Regulation and Supervision—Regulation of Federal Savings Associations—Limitation on Capital Distributions.”

Any payment of dividends by Walden Federal to us that would be deemed to be drawn out of Walden Federal’s bad debt reserves would require Walden Federal to pay federal income taxes at the then current income tax rate on the amount deemed distributed. See “Federal and State Taxation—Federal Income Taxation” and note 11 of the notes to the financial statements included in this prospectus. We do not contemplate any distribution by Walden Federal that would result in this type of tax liability.

Market for the Common Stock

We have not previously issued common stock, so there currently is no established market for the common stock. Upon completion of the offering, we expect that our shares of common stock will be quoted on the OTC Bulletin Board. In order for our stock to be quoted on the OTC Bulletin Board, we must have at least one broker-dealer who will make a market in our stock. Sandler O’Neill & Partners, L.P. intends to become a market maker in our common stock following the offering, but it is under no obligation to do so. We cannot assure you that other market makers will be obtained or that an active and liquid trading market for the common stock will develop or, if developed, will be maintained.

The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. Due to the relatively small size of our offering, the number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $10.00 price per share in the offering. Purchasers of our common stock should have a long-term investment intent and should recognize that there may be a limited trading market in the common stock.

Capitalization

The following table presents the historical capitalization of Hometown Bancorp at December 31, 2006 and the capitalization of Hometown Bancorp reflecting the offering (referred to as “pro forma” information). The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Data,” based on the sale of the number of shares of common stock indicated in the table. This table does not reflect the issuance of additional shares as a result of the exercise of options granted under the proposed equity incentive plan. A change in the number of shares to be issued in the offering may materially affect pro forma capitalization. We are offering our common stock on a best efforts basis. We must sell a minimum of 688,500 shares to complete the offering.

		Pro Forma Capitalization Based Upon the Sale of
		Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	15% Above Maximum of Offering Range
(Dollars in thousands)	At December 31, 2006	688,500 Shares at $10.00 Per Share	810,000 Shares at $10.00 Per Share	931,500 Shares at $10.00 Per Share	1,071,225 Shares at $10.00 Per Share
Deposits (1)	$104,518	$104,518	$104,518	$104,518	$104,518
Borrowings	2,525	2,525	2,525	2,525	2,525

Total deposits and borrowed funds	$107,043	$107,043	$107,043	$107,043	$107,043

Stockholders’ equity:
Preferred stock:
3,000,000 shares, $.01 par value per share, authorized; none issued or outstanding	$—	$—	$—	$—	$—
Common stock:
7,000,000 shares, $.01 par value per share, authorized; specified number of shares assumed to be issued and outstanding (2)	—	15	18	21	24
Additional paid-in capital	150	6,325	7,537	8,749	10,143
Retained earnings (3)	8,372	8,372	8,372	8,372	8,372
Accumulated other comprehensive income	(2)	(2)	(2)	(2)	(2)
Less:
Common stock acquired by employee stock ownership plan (4)	—	(600)	(706)	(811)	(933)
Common stock to be acquired by equity incentive plan (5)	—	(300)	(353)	(406)	(467)

Total stockholders’ equity	$8,520	$13,810	$14,866	$15,923	$17,137

Ratio of equity-to-assets (6)	7.26%	11.25%	12.01%	12.76%	13.60%

(1)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Withdrawals to purchase common stock will reduce pro forma deposits by the amounts of the withdrawals.
(2)	Reflects total issued and outstanding shares of 1,530,000, 1,800,000, 2,070,000 and 2,380,500 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.
(3)	Retained earnings are restricted by applicable regulatory capital requirements.
(4)	Assumes that 3.92% of the common stock issued in the offering, including shares issued to Hometown Bancorp MHC, will be acquired by the employee stock ownership plan in the offering with funds borrowed from Hometown Bancorp. Under U.S. generally accepted accounting principles, the amount of common stock to be purchased by the employee stock ownership plan represents unearned compensation and, accordingly, is reflected as a reduction of capital. As shares are released to plan participants’ accounts, a compensation expense will be charged, along with related tax benefit, and a reduction in the charge against capital will occur in the amount of the compensation expense recognized. Since the funds are borrowed from Hometown Bancorp, the borrowing will be eliminated in consolidation and no liability or interest expense will be reflected in the consolidated financial statements of Hometown Bancorp. See “Our Management—Benefit Plans—Employee Stock Ownership Plan.”
(5)	Assumes the purchase in the open market at $10.00 per share, for restricted stock awards under the proposed equity incentive plan, of a number of shares equal to 1.96% of the shares of common stock issued in the offering, including shares issued to Hometown Bancorp MHC. The shares are reflected as a reduction of stockholders’ equity. The equity incentive plan will be submitted to stockholders for approval at a meeting following the offering. See “Risk Factors—Issuance of shares for benefit programs may dilute your ownership interest,” “Pro Forma Data” and “Our Management—Benefit Plans—Future Equity Incentive Plan.”
(6)	The equity-to-assets ratio was calculated by using the pro forma stockholders’ equity, as provided above, and pro forma total assets of $122.7 million, $123.8 million, $124.8 million and $126.0 million at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.

Regulatory Capital Compliance

At December 31, 2006, Walden Federal exceeded all regulatory capital requirements. The following table presents Walden Federal’s capital position relative to its regulatory capital requirements at December 31, 2006, on a historical and a pro forma basis. The table reflects receipt by Walden Federal of at least 50% of the net proceeds of the offering. For purposes of the table, the amount expected to be borrowed by the employee stock ownership plan (3.92% of the shares of common stock issued, including shares issued to Hometown Bancorp MHC, respectively) is deducted from pro forma regulatory capital. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “Use of Proceeds,” “Capitalization” and “Pro Forma Data.” The definitions of the terms used in the table are those provided in the capital regulations issued by the Office of Thrift Supervision. For a discussion of the capital standards applicable to Walden Federal, see “Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements.”

(Dollars in thousands)	Historical at December 31, 2006		Pro Forma at December 31, 2006
			Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range
			688,500 Shares at $10.00 Per Share		810,000 Shares at $10.00 Per Share		931,500 Shares at $10.00 Per Share		1,071,225 Shares At $10.00 Per Share
	Amount	Percent of Assets (1)	Amount	Percent of Assets (1)	Amount	Percent of Assets (1)	Amount	Percent of Assets (1)	Amount	Percent of Assets (1)
Total equity under generally accepted accounting principles	$8,373	7.13%	$12,114	10.00%	$12,114	10.00%	$12,114	10.00%	$12,449	10.25%
Tangible Capital:
Capital level (2)	8,375	7.13	12,116	10.00	12,116	10.00	12,116	10.00	12,451	10.25
Requirement	1,761	1.50	1,817	1.50	1,817	1.50	1,817	1.50	1,822	1.50

Excess	6,614	5.63	10,299	8.50	10,299	8.50	10,299	8.50	10,629	8.75

Core Capital:
Capital level (2)	8,375	7.13	12,116	10.00	12,116	10.00	12,116	10.00	12,451	10.25
Requirement	4,697	4.00	4,846	4.00	4,846	4.00	4,846	4.00	4,860	4.00

Excess	3,678	3.13	7,270	6.00	7,270	6.00	7,270	6.00	7,591	6.25

Total Risk-Based Capital:
Total risk-based capital (3)	8,998	11.15	12,739	15.64	12,739	15.64	12,739	15.64	13,074	16.04
Requirement	6,455	8.00	6,515	8.00	6,515	8.00	6,515	8.00	6,520	8.00

Excess	2,543	3.15	6,224	7.64	6,224	7.64	6,224	7.64	6,554	8.04

Reconciliation (4):
Net proceeds of Offering			$6,190		$7,405		$8,620		$10,017

Proceeds to Bank			4,341		4,447		4,552		5,009

Less capitalization of MHC			—		—		—		—
Less stock acquired by ESOP			(600)		(706)		(811)		(933)

Pro forma increases in GAAP and regulatory capital			$3,741		$3,741		$3,741		$4,076

(1)	Tangible capital and core capital levels are shown as a percentage of adjusted total assets of $117.4 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $80.7 million.
(2)	The net unrealized losses on available-for-sale securities, net of income taxes, accounts for the difference between capital calculated under generally accepted accounting principles for Walden Federal and each of tangible capital and core capital for regulatory purposes. See note 15 of the notes to the consolidated financial statements for additional information concerning the reconciliation of Hometown Bancorp’s and Walden Federal’s consolidated equity under generally accepted accounting principles to Walden Federal’s regulatory capital.
(3)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.
(4)	The reconciliation does not reflect the impact of restricted stock awards expected to be issued under an equity incentive plan because that plan, if adopted, will be implemented by Hometown Bancorp rather than Walden Federal, and therefore, will not impact the regulatory capital ratios of Walden Federal.

Pro Forma Data

The following tables show information about our net income and stockholders’ equity reflecting the offering. The information provided illustrates our pro forma net income and stockholders’ equity based on the sale of common stock at the minimum of the offering range, the midpoint of the offering range, the maximum of the offering range and 15% above the maximum of the offering range. The actual net proceeds from the sale of the common stock cannot be determined until the offering is completed. Net proceeds indicated in the following tables are based upon the following assumptions:

•	All shares of stock will be sold in the subscription and direct community offerings;

•

Our employee stock ownership plan will purchase a number of shares equal to 3.92% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC, with a loan from Hometown Bancorp that will be repaid in equal installments over 20 years;

•	Total expenses of the offering, including fees paid to Sandler O’Neill & Partners, L.P., will be approximately $695,000.

Actual expenses may vary from this estimate, and the amount of fees paid will depend upon whether a syndicate of broker-dealers or other means is necessary to sell the shares (which would increase offering expenses), and other factors.

Pro forma net income for the year ended December 31, 2006 has been calculated as if the offering were completed at the beginning of each period, and the net proceeds had been invested at 4.99% for the year ended December 31, 2006, which represents the one-year treasury rate. We believe that the one-year treasury rate represents a more realistic yield on the investment of the offering proceeds than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate required by Office of Thrift Supervision regulations.

A pro forma after-tax return of 3.04% is used for the year ended December 31, 2006, after giving effect to a combined federal and state income tax rate of 39.0%. The actual rate experienced by Hometown Bancorp may vary. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of common stock indicated in the tables.

When reviewing the following tables you should consider the following:

•

The final column gives effect to a 15% increase in the offering range, which may occur without any further notice if FinPro increases its appraisal to reflect the results of this offering, changes in our financial condition or results of operations, or changes in market conditions after the offering begins. See “The Stock Offering—How We Determined the Offering Range and the $10.00 Purchase Price.”

•

Since funds on deposit at Walden Federal may be withdrawn to purchase shares of common stock, the amount of funds available for investment will be reduced by the amount of withdrawals for stock purchases. The pro forma tables do not reflect withdrawals from deposit accounts.

•

Historical per share amounts have been computed as if the shares of common stock expected to be issued in the offering had been outstanding at the beginning of the period covered by the table. However, neither historical nor pro forma stockholders’ equity has been adjusted to reflect the investment of the estimated net proceeds from the sale of the shares in the offering, the additional employee stock ownership plan expense or the proposed equity incentive plan.

•

Pro forma stockholders’ equity (“book value”) represents the difference between the stated amounts of our assets and liabilities. Book value amounts do not represent fair market values or amounts available for distribution to stockholders in the unlikely event of liquidation. The amounts shown do not reflect the federal income tax consequences of the restoration to income of Walden Federal’s special bad debt reserves for income tax purposes, which would be required in the unlikely event of liquidation. See “Federal and State Taxation.”

•	The amounts shown as pro forma stockholders’ equity per share do not represent possible future price appreciation of our common stock.

•	The pro forma tables do not reflect the impact of all the new expenses that we expect to incur as a result of operating as a public company.

The following pro forma data, which are based on Walden Federal’s equity at December 31, 2006 and net income for the year ended December 31, 2006, may not represent the actual financial effects of the offering or our operating results after the offering. The pro forma data rely exclusively on the assumptions outlined above and in the notes to the pro forma tables. The pro forma data do not represent the fair market value of our common stock, the current fair market value of our assets or liabilities, or the amount of money that would be available for distribution to stockholders if we were to be liquidated after the offering.

We are offering our common stock on a best efforts basis. We must sell a minimum of 688,500 shares to complete the offering.

At or For the Year Ended December 31, 2006

(Dollars in thousands, except per share amounts)	Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	15% Above Maximum of Offering Range
688,500 Shares at $10.00 Per Share	810,000 Shares at $10.00 Per Share	931,500 Shares at $10.00 Per Share	1,071,225 Shares at $10.00 Per Share
Gross proceeds	$6,885	$8,100	$9,315	$10,712
Less: estimated expenses	(695)	(695)	(695)	(695)

Estimated net proceeds	6,190	7,405	8,620	10,017
Less: common stock acquired by employee stock ownership plan (1)	(600)	(706)	(811)	(933)
Less: common stock to be acquired by equity incentive plan (2)	(300)	(353)	(406)	(467)

Net investable proceeds	$5,290	$6,346	$7,403	$8,617

Pro Forma Net Income:

Pro forma net income (3):
Historical	$863	$863	$863	$863
Pro forma income on net investable proceeds	161	193	225	262
Less: pro forma employee stock ownership plan adjustments (1)	(18)	(22)	(25)	(28)
Less: pro forma restricted stock award expense (2)	(37)	(43)	(49)	(57)
Less: pro forma stock option expense (3)	(46)	(55)	(63)	(72)

Pro forma net income	$923	$936	$951	$968

Pro forma net income per share (3):
Historical	$0.59	$0.50	$0.43	$0.38
Pro forma income on net investable proceeds	0.11	0.11	0.11	0.11
Less: pro forma employee stock ownership plan adjustments (1)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma restricted stock award expense (2)	(0.03)	(0.03)	(0.02)	(0.03)
Less: pro forma stock option expense (3)	(0.03)	(0.03)	(0.03)	(0.03)

Pro forma net income per share	$0.63	$0.54	$0.48	$0.42

Offering price as a multiple of pro forma net income per share (annualized)	15.87	x	18.52	x	20.83	x	23.81	x

Number of shares used to calculate pro forma net income per share (4)	1,473,023	1,732,968	1,992,913	2,291,851

Pro Forma Stockholders’ Equity:
Pro forma stockholders’ equity (book value):
Historical	$8,520	$8,520	$8,520	$8,520
Estimated net proceeds	6,190	7,405	8,620	10,017
Less: common stock acquired by employee stock ownership plan (1)	(600)	(706)	(811)	(933)
Less: common stock to be acquired by equity incentive plan (2)	(300)	(353)	(406)	(467)

Pro forma stockholders’ equity	$13,810	$14,866	$15,923	$17,137

Pro forma stockholders’ equity per share:
Historical	$5.57	$4.73	$4.12	$3.58
Estimated net proceeds	4.05	4.12	4.16	4.21
Less: common stock acquired by employee stock ownership plan (1)	(0.39)	(0.39)	(0.39)	(0.39)
Less: common stock to be acquired by equity incentive plan (2)	(0.20)	(0.20)	(0.20)	(0.20)

Pro forma stockholders’ equity per share	$9.03	$8.26	$7.69	$7.20

Offering price as a percentage of pro forma stockholders’ equity per share	110.74%	121.07%	130.04%	138.89%

Number of shares used to calculate pro forma stockholders’ equity per share (4)	1,530,000	1,800,000	2,070,000	2,380,500

(footnotes on following page)

(1)	Assumes that the employee stock ownership plan will acquire a number of shares of stock equal to 3.92% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC (59,976, 70,560, 81,144 and 93,315 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively). The employee stock ownership plan will borrow the funds to acquire these shares from the net offering proceeds retained by Hometown Bancorp. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. This borrowing will have an interest rate equal to the prime rate as published in The Wall Street Journal, which is currently 8.25%, and a term of 20 years. Walden Federal intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt. Interest income that Hometown Bancorp will earn on the loan will offset a portion of the compensation expense recorded by Walden Federal as it contributes to the ESOP. As the debt is paid down, shares will be released for allocation to participants’ accounts and stockholders’ equity will be increased.

The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan. Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations. An equal number of shares (1/20 of the total, based on a 20-year loan) will be released each year over the term of the loan. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share purchase price. If the average market value per share is greater than $10.00 per share, total employee stock ownership plan expense would be greater. See “Our Management—Benefit Plans—Employee Stock Ownership Plan.”

(2)	Assumes that Hometown Bancorp will purchase in the open market a number of shares of stock equal to 1.96% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC (29,988, 35,280, 40,572 and 46,657 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively), that will be reissued as restricted stock awards under a equity incentive plan to be adopted following the offering. Purchases will be funded with cash on hand at Hometown Bancorp or with dividends paid to Hometown Bancorp by Walden Federal. The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. In calculating the pro forma effect of the restricted stock awards, it is assumed that the required stockholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $10.00 per share purchase price. The issuance of authorized but unissued shares of the common stock instead of shares repurchased in the open market would dilute the ownership interests of existing stockholders by approximately 1.9%.

The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards. It is assumed that the fair market value of a share of Hometown Bancorp common stock was $10.00 at the time the awards were made, that shares of restricted stock issued under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the shares awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 39.0%. If the fair market value per share is greater than $10.00 per share on the date shares are awarded under the equity incentive plan, total equity incentive plan expense would be greater.

(3)

The adjustment to pro forma net income for stock options reflects the after-tax compensation expense associated with the stock options that may be granted under the equity incentive plan to be adopted following the offering. If the equity incentive plan is adopted by the board of directors and approved by stockholders, a number of shares equal to 4.9% of the number of shares issued in the offering, including shares issued to Hometown Bancorp MHC (74,970, 88,200, 101,430 and 116,644) shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively), will be reserved for future issuance upon the exercise of stock options that may be granted under the plan. We will comply with Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, to account for stock options issued. This standard requires compensation cost relating to share-based payment transactions be recognized in the financial statements over the period the employee is required to provide services for the award. The cost will be measured based on the fair value of the equity instruments issued. Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. Using the Black-Scholes option-pricing formula, the options are assumed to have a value of $3.10 for each option, based on the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 0%; expected life, 7 years; expected volatility, 13.89%; and risk-free interest rate, 4.67%. Because there currently is no market for Hometown Bancorp common stock, the assumed expected volatility is based on the SNL Index for all publicly-traded thrifts. The dividend yield is assumed to be 0% because there is no history of dividend payments and the board of directors has not expressed an intention to commence dividend payments upon completion of the offering. It is assumed that stock options granted under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the options awarded was an amortized expense during each year. We plan to use the Black-Scholes option-pricing formula; however, if the fair market value per share is different than $10.00 per share on the date options are awarded under the equity incentive plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing stockholders, other than Hometown Bancorp MHC, by approximately 4.7%.

(4)	The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the offering, less the number of shares purchased by the employee stock ownership plan not committed to be released within one year following the offering as adjusted to effect a weighted average over the period. The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

Our Business

General

Hometown Bancorp is a federally chartered savings and loan holding company established in 2006 to be the holding company for Walden Federal. Hometown Bancorp’s business activity is the ownership of the outstanding capital stock of Walden Federal. Hometown Bancorp does not own or lease any property but instead uses the premises, equipment and other property of Walden Federal with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement. In the future, Hometown Bancorp may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

Walden Federal is a federally chartered savings association originally founded in 1919. We operate as a community-oriented financial institution offering financial services to consumers and businesses in our market area. We attract deposits from the general public and use those funds to originate one- to four-family real estate, multi-family and commercial real estate loans and construction, land, commercial and consumer loans, which, with the exception of long-term (more than 10 year terms) fixed-rate one- to four-family real estate loans, we primarily hold for investment. In addition, a segment of our lending business involves the purchase and sale of loan participation interests. We also offer insurance and investment services through Walden Federal.

Our website address is www.waldenfederal.com. Information on our website should not be considered a part of this prospectus.

Market Area

We are headquartered in Walden, New York. Our main office (12 Main Street) has expanded recently and now functions out of three locations within Walden. In addition to our main office, we operate four full-service branch offices in Montgomery, Otisville and Monroe, New York. Each of our branch offices are located in Orange County, New York, situated approximately 70 miles northwest from New York City. We generate deposits through our five offices and conduct lending activities throughout Orange, lower Sullivan and lower Ulster Counties, New York.

The population and per capita income of Orange County, which we consider our primary market area, has increased in recent years, while unemployment has remained low, creating opportunities for the growth of our business. From 2000 to 2006, the population of Orange County increased 11.6%, compared to increases of 2.9% for New York and 7.9% for the United States. Orange County’s population is projected to increase by 9.7% through 2011.

Orange County’s per capita income increased by 26.3% to $27,276 from 2000 to 2006, which is below the per capita income for the state and slightly greater than the per capita income of $27,084 for the United States. Median household income in Orange County also increased during this period and was estimated at $64,738 in 2006, which is greater than the median household income of $54,403 for New York and of $51,546 for the United States. Orange County’s higher income levels support a strong housing market. In 2000, Orange County had a 67.0% rate of owner-occupancy, which is greater than the 53.0% and 66.2% rates of owner-occupancy for New York and the United States, respectively.

In recent years, Orange County has experienced lower unemployment rates compared to New York and the United States. Through December of 2006, Orange County had an unemployment rate of 3.4%, compared to 3.8% for New York and 4.3% for the United States.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions and credit unions operating in our market area and, to a lesser extent, from other financial service companies such as brokerage firms and insurance companies. Several large holding companies operate banks in our market area, including Bank of America, Wachovia Corporation, Keycorp and Citizens Financial Group, Inc. These institutions are significantly larger than us and, therefore, have significantly greater resources. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2006, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held 2.10% of the deposits in Orange County, New York.

Our competition for loans comes from financial institutions and credit unions in our market area and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

One- to Four-Family Residential Loans. The largest segment of our loan portfolio is comprised of mortgage loans to enable borrowers to purchase or refinance existing homes most of which serve as the primary residence of the owner. We offer fixed-rate and adjustable-rate loans with terms up to 30 years. Our adjustable-rate mortgage loans generally adjust annually after an initial fixed period that ranges from one to 10 years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the one year U.S. Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan.

Borrower demand for adjustable-rate compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. We do not offer loans with negative amortization and generally do not offer interest-only one- to four-family residential real estate loans. Additionally, our current practice is generally to (1) sell to the secondary market newly originated longer term (more than 10 year terms) fixed-rate one- to four-family residential real estate loans, and (2) to hold in our portfolio shorter-term fixed-rate loans and adjustable-rate loans. Generally, loans are sold to Freddie Mac with servicing retained and sold to other investors on a servicing released basis.

We will make loans with loan-to-value ratios up to 95%; however, we require private mortgage insurance or other credit enhancements for loans with a loan-to-value ratio over 80%. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

The majority of one- to four-family residential loans originated by Walden Federal are sold to the Federal Home Loan Mortgage Corporation (FHLMC) or kept in portfolio, in both instances with servicing retained. We also sell loans to the State of New York Mortgage Authority (SONYMA) and other investors, with servicing released. In each case, we utilize the guidelines of the applicable investor that set forth underwriting criteria which factor in various aspects of loan risk, including loan purpose, the borrower’s credit history and credit rating and the ability of the borrower to repay the loan. Walden Federal does not make subprime loans. All of the loans sold by us are sold without recourse.

        Generally, all one- to four-family residential mortgage loans to be sold to FHLMC or retained in portfolio are underwritten to FHLMC standards, generally using Loan Prospector, FHLMC’s automated loan underwriting standards, although on occasion a loan may be manually underwritten. Borrower information is input into Loan Prospector by our loan processor and reviewed by the underwriter, whose primary responsibility is to ensure that underwriting standards are in conformance with FHLMC guidelines. Once it is determined that the loan meets the FHLMC criteria and guidelines, the loan is subject to review and approval by the underwriter and by our loan area manager or chief lending officer. FHLMC requires that a sampling of loans be reviewed within two to three months of closing for quality control and to ensure that processing and underwriting are within guidelines. If it is determined that there were inadequacies or exceptions in the underwriting process, we could be required to repurchase the loan. In the past ten years, we have not been required to repurchase any loans sold to FHLMC.

We also sell one- to four-family residential loans, servicing released, to a third party mortgage conduit and to SONYMA. These loans are underwritten and approved by this investor or SONYMA, as applicable, based on the information that we provide them. Once the loan is approved by the investor or SONYMA, as applicable, the loan is subject to review and approval by the underwriter and by our loan area manager or chief lending officer.

In an effort to provide financing for first-time buyers, we offer fixed-rate 30-year residential real estate loans through the State of New York Mortgage Agency, Freddie Mac and the United States Department of Agriculture. We offer mortgage loans through these programs to qualified individuals and originate the loans using modified underwriting guidelines, reduced interest rates and loan conditions.

Commercial and Multi-Family Real Estate Loans. We offer fixed- and adjustable-rate mortgage loans secured by a variety of commercial and multi-family real estate, such as small office buildings, warehouses, retail properties and small apartment buildings. We originate a variety of fixed- and adjustable-rate commercial real estate and multi-family real estate loans generally with rates fixed for up to 10 years and for terms of up to 20 years. Adjustable-rate loans are typically based on the 1- to 5-year U.S. Treasury Bill or Prime Rate as published in The Wall Street Journal plus a specified percentage over the initial rate of interest. Loans are secured by first mortgages, and amounts generally do not exceed 75% of the property’s appraised value. These loans are typically repaid or the term extended before maturity, in which case a new rate is negotiated to meet market conditions and an extension of the loan is executed for a new term with a new amortization schedule. We require all properties securing multi-family and commercial real estate loans to be appraised by a board-approved independent licensed appraiser. In most cases, multi-family and commercial real estate loans also are supported by personal guarantees.

As of December 31, 2006, our largest multi-family loan was $839,000 and was secured by an apartment building and our largest commercial real estate loan was $798,000 and was secured by an office building. These loans were performing in accordance with their terms at December 31, 2006.

Construction Loans. We originate fixed-rate loans to individuals and to builders to finance the construction of residential dwellings. We also make construction loans for small commercial development projects. Our construction loans generally are interest-only loans that provide for the payment of only interest during the construction phase, which is usually up to 12 months for residential and commercial properties and up to 24 months for builder development properties. At the end of the construction phase, the loan generally converts to a permanent mortgage loan. Loans generally can be made with a maximum loan to value ratio of 95% on residential construction (with credit enhancements) and 75% on commercial construction, based on appraised value as if complete. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will generally require an inspection of the property before disbursement of funds during the term of the construction loan.

At December 31, 2006, our largest outstanding construction loan was for $1.1 million, of which $1.1 million was outstanding. The $1.1 million represents Walden Federal’s 60% participation share of a $1.8 million loan participation originated by Walden Federal. This loan is secured by a condominium project in Highland Falls, New York. This loan was performing according to its terms at December 31, 2006.

Commercial Loans. We offer commercial business loans to professionals, sole proprietorships and small businesses in our market area. The maximum amount of our commercial loans is limited by our in-house loans-to -one borrower limit. We offer term loans for capital improvements, equipment acquisition and long-term working capital. We originate these on both a fixed-rate and adjustable-rate basis with terms up to 10 years. Adjustable-rate loans are generally based on the Prime Rate. Secured commercial loans are secured by real estate or business assets other than real estate, such as business equipment and inventory. In addition, in most cases, our commercial loans are backed by the personal guarantee of the borrower. We also make unsecured commercial loans, but generally only on a short-term basis.

We originate lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases. Commercial lines of credit can be fixed- or adjustable-rate.

When making commercial business loans, we consider the financial statements of the borrower, the borrower’s payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

At December 31, 2006, our largest commercial loan relationship consisted of 11 loans totaling $1.4 million secured by a certificate of deposit of $479,000, marketable securities and other real estate. These loans were performing in accordance with their original terms at December 31, 2006.

Land Loans. We also originate loans secured by developed and undeveloped land to individuals and builders. Loans to individual borrowers who own building lots are underwritten in accordance with our consumer loan guidelines discussed below. These loans typically carry fixed-rates and are written on a 15- year amortization basis but with a short-term balloon maturity (typically five years). Loans to builders and developers are underwritten using our commercial loan guidelines and are dependent upon the collateral value, borrower financial strength and other loan specific data. Generally, land loans to builders and developers are written for up to a two-year term on an interest-only basis, with the rate tied to the Prime Rate as published by The Wall Street Journal on an adjustable basis or on a fixed-rate basis in accordance with commercial loan pricing. Loan amounts generally do not exceed 65% of the lesser of the appraised value or the purchase price. Our land loans are not made on a speculative basis, but rather for the development of either residential or commercial real estate.

Included within land loans are loans issued to collateralize letters of credit issued by Walden Federal. These letters of credit typically are issued to municipalities to ensure completion of roads and other improvements in subdivisions. These letters of credit loans constituted $2.6 million, or 2.7% of total loans at December 31, 2006.

As of December 31, 2006, our largest land loan was $1.0 million and was secured by a marina property in Newburgh, New York. This loan was performing in accordance with its terms at December 31, 2006.

Consumer Loans. Our consumer loans consist primarily of home equity loans and lines of credit. We occasionally make loans secured by passbook or certificate accounts, unsecured loans, overdraft loans and automobile loans.

We offer fixed-rate home equity loans with a maximum combined loan to value ratio of 90% or less for terms up to 15 years. Home equity lines of credit have adjustable rates of interest with five-year draws amortized over 15 years that are indexed to the Prime Rate as published by The Wall Street Journal. Home equity loans have fixed and adjustable interest rates and terms up to 20 years.

The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. The procedures for underwriting one- to four-family residential real estate loans apply equally to home equity loans.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits. We have not experienced any identifiable trend in delinquencies and defaults as a result of the current rising interest rate environment.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on commercial and multi-family real estate loans. In reaching a decision on whether to make a commercial or multi-family real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.10x. An environmental phase one report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building or be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Land Loans. Loans secured by undeveloped land or improved lots generally involve greater risks than residential mortgage lending because land loans are more difficult to evaluate. If the estimate of value proves to be inaccurate, in the event of default and foreclosure, we may be confronted with a property the value of which is insufficient to assure full payment.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers. We advertise in newspapers that are widely circulated throughout our market area.

Our customary practice is to sell almost all newly originated conforming long-term (more than 10 year terms) fixed-rate one- to four-family residential real estate loans and to hold in our portfolio shorter-term fixed-rate loans and adjustable-rate loans. Generally, loans are sold to Freddie Mac with servicing retained and sold to other investors on a servicing released basis. At December 31, 2006, we were servicing $91.6 million of one- to four-family loans for the Federal Home Loan Mortgage Corporation and others. In addition, we sell participation interests to local financial institutions, primarily on construction and commercial real estate loans that exceed our lending limits. At December 31, 2006, loan participations sold totaled $20.8 million.

From time to time, we will purchase participations in loans from local financial institutions to supplement our lending portfolio. Loan participations purchased totaled $2.2 million at December 31, 2006. Loan participations that we purchase are also subject to the same credit analysis and approvals as loans we originate. We are permitted to review all of the documentation relating to any loan in which we participate. However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings.

We have not historically purchased any whole loans. However, we would entertain doing so if a loan was presented to us that met our underwriting criteria and fit within our interest rate strategy.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board of directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits. All unsecured commercial loans, including commercial loans with collateral other than marketable securities or real estate, over $500,000 must be approved by the board of directors. Commercial loans over $750,000 secured by real estate and commercial loans over $850,000 secured by marketable securities, cash or cash equivalents, must be approved by the board of directors. All one- to four-family residential loans, including construction and land loans, over $750,000 and all consumer loans over $250,000 must be approved by the board of directors. The same approval procedures for commercial loans are applicable to commercial real estate and multi-family real estate loans.

Loans-to-One Borrower Limit and Loan Category Concentration. The maximum amount that we may lend to one borrower and the borrower’s related entities is generally limited, by regulation, to 15% of our stated capital and reserves. This maximum may be exceeded if additional eligible collateral is provided by the borrower. At December 31, 2006, our regulatory limit on loans-to-one borrower was $1.25 million. At that date, our largest lending relationship consisted of 11 loans totaling $1.4 million and was secured by a certificate of deposit of $479,000, marketable securities and other real estate, which permits us to exceed the regulatory loans-to-one borrower limit. This loan was performing in accordance with its original terms at December 31, 2006. As a result of the offering, our loans regulatory loans-to-one borrower limit will increase to $1.8 at the maximum of the offering range.

Pursuant to a risk management policy adopted by our board of directors, and in an effort to closely monitor the origination and portfolio balances of higher risk real estate loans and commercial business loans, Walden Federal has established a goal to limit its combined balance of higher risk real estate loans plus commercial business loans to a maximum of 450% of tier 1 capital following the offering, with the commercial business loans component not exceeding 100% of tier 1 capital. At December 31, 2006, the combined balance of our higher risk real estate loans and commercial business loans was 458% of tier 1 capital, with the commercial business loan component at 121% of tier 1 capital. Following the offering, we will continue to closely monitor the origination and portfolio balances of these types of loans and may adjust these ratios after consideration of all relevant factors, including consultations with the Office of Thrift Supervision.

Loan Commitments. We issue commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank of New York stock.

At December 31, 2006, our investment portfolio totaled $12.0 million, or 10.3% of total assets, and consisted primarily of mortgage-backed securities, U.S. agency securities and other debt securities.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Investment Committee is responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors reviews the status of our investment portfolio on a quarterly basis, or more frequently if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of New York. Deposits are attracted from within our market area through advertising and the offering of a broad selection of deposit instruments, including non-interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits. Municipal deposits comprise a portion of our total deposits. The New York State Banking Department has designated the Town of Mount Hope, including the village of Otisville, as a Banking Development District. The objective of the program is to encourage the establishment of bank branches in geographic locations where there is a demonstrated need for banking services. The New York State Office of the Comptroller is authorized to deposit funds with our Otisville branch. Additionally, Walden Federal can accept public funds from the Town of Mount Hope and the Village of Otisville. At December 31, 2006, $10.0 million, or 9.6% of our total deposits consisted of one municipal deposit from the New York State Office of the Comptroller. This $10.0 million certificate deposit is scheduled to mature in April 2007 and will be renewed for one additional year. We do not expect this certificate of deposit to remain with us past April 2008.

Towards the end of fiscal 2006, we began offering a courtesy overdraft service for our customers. This service is available to most of our personal checking account customers and, subject to certain restrictions, ensures payment of checks written on customer checking accounts. We also launched a new three-month “liquid” certificate of deposit in 2006 which gives our customers more flexibility and access to their funds.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing on a weekly basis. Our deposit pricing strategy has generally been to offer competitive rates and to be towards the middle to top of the market for rates on all types of deposit products. From time to time we promote various accounts in an effort to increase deposits.

Borrowings. We have the ability to utilize advances from the Federal Home Loan Bank of New York to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness.

Properties

Location	Owned/ Leased	Date of Lease Expiration (including lease extensions)	Net Book Value of Property or Leasehold Improvements at December 31, 2006
			(In thousands)
Main Office:
12 Main Street Walden, New York 12586	Owned	N/A	$1,206

Branches:
(Montgomery) 201 Ward Street, Suite L Montgomery, New York 12549	Leased	10/01/2011	6

(Monroe Wal-Mart) 288 Larkin Drive Monroe, New York 10950	Leased	10/31/2015	120

(Otisville) 2 Sanatorium Avenue, Suite 2 Otisville, New York 10963	Leased	11/01/2014	85

(Monroe ShopRite) 785 Route 17M Monroe, New York 10950	Leased	06/01/2021	133

Other Properties:
(Loan Center) 74 W. Main Street Walden, New York 12586	Owned	N/A	532

(Loan Annex) 8 Main Street Walden, New York 12586	Owned	N/A	83

As of December 31, 2006, the total net book value of Walden Federal’s offices was $2.2 million.

Personnel

As of December 31, 2006, we had 49 full-time and seven part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Legal Proceedings

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Subsidiaries

The only subsidiary of Hometown Bancorp is Walden Federal. Walden Federal has two active wholly-owned subsidiaries, Ever-Green Financial Services, Inc. (“Evergreen”) and Valley Services Inc. (“Valley Services”), both of which are New York corporations. Evergreen was formed in 1984. Evergreen’s sole business activity is a 50% ownership interest in Evergreen Title Agency, LP. Valley Services was formed in 1999 to hold real estate owned.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear at the end of this prospectus.

Overview

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans. We focus on providing our products and services to two segments of customers: individuals and small businesses.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. In recent periods, short-term interest rates (which influence the rates we pay on deposits) have increased, while longer-term interest rates (which influence the rates we earn on loans) have not. The narrowing of the spread between the interest we earn on loans and investments and the interest we pay on deposits has negatively affected our net interest income.

A secondary source of income is non-interest income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from service charges and fees on deposit accounts and loans and mortgage banking income.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy and equipment expenses, data processing expenses and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. Our salaries and employee benefits expense has increased in recent periods as a result of the addition of staff for our new branches in Otisville and Monroe. Following the offering, we will recognize additional annual employee compensation expenses stemming from the adoption of new equity benefit plans. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future. For an illustration of these expenses, see “Pro Forma Data.”

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Our occupancy expenses have increased in recent periods because of the expansion of our branch network.

Effective at the beginning of 2007, the Federal Deposit Insurance Corporation will begin assessing most insured depository institutions for deposit insurance at a rate between five cents and seven cents for every $100 of deposits. Assessment credits have been provided to institutions that paid high premiums in the past. According to information provided by the Federal Deposit Insurance Corporation, Walden Federal will receive an assessment credit of approximately $58,000. We expect that this credit will offset all of our deposit insurance premiums in 2007.

Following the offering, we will incur additional noninterest expenses as a result of operating as a public company. These additional expenses will consist primarily of legal and accounting fees and expenses of stockholder communications and meetings.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We have identified the allowance for loan losses as our critical accounting policy.

The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See note 1 of the notes to the consolidated financial statements included in this prospectus.

Operating Strategy

Our mission is to operate and grow a profitable community-oriented financial institution. We plan to achieve this by executing our strategy of:

•	Continuing to pursue opportunities to expand and diversify our lending portfolio;

•	Increasing core deposits through aggressive marketing and the offering of new deposit products;

•	Expanding our branch network to enable us to continue to build our lending and deposit franchise;

•	Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio; and

•	Continuing to provide superior service to attract and retain customers.

Continuing to pursue opportunities to expand and diversify our lending portfolio

In recent years we have diversified our loan portfolio beyond residential mortgage loans. Since December 31, 2004, our multi-family and commercial real estate, commercial business, land and construction loan portfolio has increased $12.9 million, or 41.0%, and at December 31, 2006 was 45.8% of our total loan portfolio. During this period, we have taken advantage of the significant growth in both residential and commercial real estate development in our market area. Based on the experience of our staff, we have established a niche in land development and construction financing. With the additional capital raised in the offering, we expect to continue to expand all of our lending activities and, in particular, pursue the larger lending relationships associated with commercial real estate and construction lending opportunities. For a discussion of the risks related to our loan portfolio, see “Risk Factors—Risks Related to Our Business—Our emphasis on commercial, construction, commercial and land lending may expose us to increased lending risks” and “Our Business—Lending Activities—Loan Underwriting Risks.”

Increasing core deposits through aggressive marketing and the offering of new deposit products

Retail deposits are our primary source of funds for investing and lending. Core deposits, which include all deposit account types except certificates of deposit, comprise 52.2% of our total deposits at December 31, 2006. Of the 52.2% of our total deposits that are traditionally considered core deposits, 2.5% are letters of credit deposits. We value our core deposits because they represent a lower cost of funding and are generally less sensitive to withdrawal when interest rates fluctuate as compared to certificate of deposit accounts. We market core deposits through in-branch and local mail, print and television advertising, as well as programs that link various accounts and services together, minimizing service fees. We will continue to customize existing deposit products and introduce new products to meet the needs of our customers. Towards the end of fiscal 2006, we began offering a courtesy overdraft service for our customers. This service is available to most of our personal checking account customers and, subject to certain restrictions, ensures payment of checks written on customer checking accounts. We also launched a new three-month “liquid” certificate of deposit in 2006 which gives our customers more flexibility and access to their funds. We have developed a tiered savings account which may be launched in 2007 depending on market conditions. We also hope to increase core deposits by pursuing expansion in our market area through de novo branching and the acquisition of existing financial institutions.

Expanding our branch network to enable us to continue to build our lending and deposit franchise

We intend to pursue a branch expansion program focusing on de novo branching within our lending territory enabling us to continue to build our lending and deposit franchise. We also intend to consider acquisitions of branches of other financial institutions located within our lending territory. Recently, our management began to implement a growth strategy that expands our presence in other select markets in Orange County. As part of this growth strategy, in November, 2005, we opened a branch office in Otisville, New York and in June, 2006, we opened a Shop Rite in-store branch in Monroe, New York. We intend to open one retail branch during the next 12 months in the Town of Newburgh, New York. At this time, we are not able to estimate the costs associated with or the timing of the opening of the new branch office. We have not entered into any binding commitments regarding our expansion plans. While we continue to review potential branch sites, there can be no assurance as to whether or when we will open such offices.

Continue to use conservative underwriting practices to maintain the high quality of our loan portfolio

We believe that maintaining high asset quality is a key to long-term financial success. We have sought to grow and diversify our loan portfolio while keeping nonperforming assets to a minimum. We use underwriting standards that we believe are conservative and we diligently monitor collection efforts. At December 31, 2006, our nonperforming loans were 0.45% of our total loan portfolio. We intend to continue our efforts to originate residential mortgage loans, multi-family real estate loans, commercial real estate loans, construction loans and land loans after the offering and to continue our philosophy of managing large loan exposures through our conservative approach to lending.

Continue to provide superior service to attract and retain customers

As a community-oriented financial institution, we emphasize providing superior customer service as a means to attract and retain customers. We deliver personalized service and respond with flexibility to customer needs. We believe that our community orientation is attractive to our customers and distinguishes us from the large banks that operate in our area. We also provide twenty-four hour telephone and on-line Internet banking service as well as twenty-four hour access to automated teller machines in most of our offices. In 2005, we began focusing our efforts to better serve the Spanish-speaking communities in our market area. We have begun placing advertisements in the local Spanish-language newspaper. We also have Spanish-speaking customer service staff in our Montgomery and Monroe branches.

Balance Sheet Analysis

Loans. At December 31, 2006, total loans, net, were $96.7 million, or 82.3% of total assets. In the year ended December 31, 2006, the loan portfolio grew $13.9 million, or 16.6%, with the growth distributed across the entire portfolio. In particular, our one- to four-family residential portfolio grew as we originated more adjustable-rate loans, which we retain in our portfolio, as opposed to long-term (more than 10 year terms) fixed-rate loans, which we generally sell. As a percentage of the total loan portfolio, one- to four-family residential loans have decreased as we grew other segments of the portfolio. The amount of commercial real estate, multi-family real estate and land loans increased over the period as a result of significant new development within parts of our market area and our increased emphasis on this type of lending.

Table 1: Loan Portfolio Analysis

(Dollars in thousands)	December 31,
	2006		2005
	Amount	Percent	Amount	Percent
Real estate loans:
One-to-four family residential	$40,807	41.9%	$35,334	42.4%
Construction(1)	10,760	11.1	9,542	11.4
Multi-family and commercial real estate	15,938	16.4	12,625	15.1
Land	7,648	7.9	5,190	6.2

Total real estate loans	75,153	77.3	62,691	75.1

Commercial loans	10,163	10.4	9,508	11.4

Consumer loans:
Home equity	11,381	11.7	10,742	12.9
Other	583	0.6	485	0.6

Total consumer loans	11,964	12.3	11,227	13.5

Total loans	97,280	100.0%	83,426	100.0%

Net deferred loan costs (fees)	8		(31)
Allowance for losses	(623)		(531)

Loans, net	$96,665		$82,864

(1)	Amount does not include the unadvanced portions of construction loans. At December 31, 2006 and 2005, the additional unadvanced portions of construction loans were $7.0 million and $6.4 million, respectively.

There are no loan concentrations exceeding 10% of the total loans which are not otherwise disclosed as a category of loans.

The following table sets forth certain information at December 31, 2006 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude applicable unadvanced portions of construction loans and net deferred loan costs. Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate. When market interest rates rise, as has occurred in recent periods, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

Table 2: Contractual Maturities and Interest Rate Sensitivity

December 31, 2006 (Dollars in thousands)	Real Estate Loans	Commercial Loans	Consumer Loans	Total Loans
Amounts due in:
One year or less	$17,242	$7,978	$901	$26,121
More than one to five years	4,777	1,783	1,194	7,754
More than five years	53,134	402	9,869	63,405

Total	$75,153	$10,163	$11,964	$97,280

Interest rate terms on amounts due after one year:
Fixed-rate loans	$9,780	$1,755	$6,866	$18,401
Adjustable-rate loans	48,131	430	4,197	52,758

Total	$57,911	$2,185	$11,063	$71,159

Table 3: Summary of Loan Activity

(Dollars in thousands)	Year Ended December 31,
	2006	2005
Total loans at beginning of period	$83,507	$73,046
Originations:
Real estate loans	42,807	51,792
Commercial loans	3,757	5,746
Consumer loans, net activity	737	1,091

Total loans originated	47,301	58,629
Purchases of loan participations (1)(2)	2,228	—
Less:
Principal payments	15,430	21,283
Loan sales	19,158	25,866
Transfers to foreclosed real estate	—	1,019

Total loans at end of period (2)	$98,448	$83,507

(1)	From time to time, we purchase loan participations from local financial institutions to supplement our loan portfolio. We purchased a total of five loan participations during 2006, including one commercial real estate loan (partially owner-occupied), one multi-family real estate loan, two construction loans and one commercial business loan. All of these loans were purchased from local community banks and all were underwritten by Walden Federal in accordance with its underwriting standards. We anticipate considering future participations, but do not expect to match the level of 2006. For a complete discussion of the risks associated with the specific types of loans that comprise our loan participations, see “Our Business – Loan Underwriting Risks.”
(2)	Includes $1.2 million and $81,000 in real estate loans held-for-sale which are not reflected in our loan portfolio for the years ended December 31, 2006 and 2005, respectively. These loans are investor loans that were closed but not funded at the end of the respective periods.

Loan originations decreased $11.3 million, or 19.3%, in 2006 primarily as a result of the rising interest rate environment existing in 2006. Also contributing to the decline was turnover in personnel in our residential mortgage section and the loss of one of our commercial loan originators. Since that time we have hired a credit analyst to assist in commercial originations and operations and have hired additional staff to support our residential mortgage operations and origination.

Securities. Our securities portfolio consists primarily of U.S. Government and agency securities and mortgage-backed securities. Securities increased by $6.7 million, or 123.7%, in the year ended December 31, 2006. The increase was primarily due to the purchase of $9.9 million of U.S. Government and agency securities and mortgage-backed securities following an increase in our deposits due to a $10.0 million certificate of deposit account opened by the New York State Office of the Comptroller. In December, 2006, we sold $3.0 million in mutual funds and recorded a $77,000 loss on the sale of such mutual funds. The sale was conducted in order to utilize the proceeds to help fund our loan growth.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

Table 4: Investment Securities

(Dollars in thousands)	December 31,
	2006		2005
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
U.S. Government agency securities	$1,000	$997	$—	$—
Mutual funds	—	—	3,026	2,952
FHLB stock	233	233	108	108

Total available for sale	1,233	1,230	3,134	3,060

Securities held to maturity:
U.S. Treasury and Government agency securities	9,475	9,460	1,500	1,460
Mortgage-backed securities	1,569	1,556	931	899

Total held to maturity	11,044	11,016	2,431	2,359

Total	$12,277	$12,246	$5,565	$5,419

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2006. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Approximately $202,000 of the mortgage-backed securities listed have adjustable interest rates.

Table 5: Investment Maturities Schedule

December 31, 2006 (Dollars in thousands)	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Securities available-for-sale:
U.S. Government agency securities	—	—	$997	5.10%	—	—	—	—	$997	5.10%

Total available for sale	—	—	997	5.10	—	—	—	—	997	5.10
Securities held to maturity:
U.S. Treasury and Government agency securities	$9,475	4.88%	—	—	—	—	—	—	9,475	4.88
Mortgage-backed securities	—	—	484	3.36	883	4.94%	202	4.83%	1,569	4.44

Total held to maturity	9,475	4.88	484	3.36	883	4.94	202	4.83	11,044	4.82

Total	$9,475	4.88	$1,481	4.53%	$883	4.94%	$202	4.83%	$12,041	4.84%

Deposits. Our primary source of funds is retail deposit accounts, which are comprised of noninterest-bearing demand accounts, interest-bearing demand accounts, money market accounts, savings accounts and certificates of deposit. These deposits are provided primarily by individuals and businesses within our market area.

Deposits increased $15.1 million, or 16.9%, during the year ended December 31, 2006, as certificates of deposit grew $17.4 million, or 53.3%. The growth in certificates of deposit is primarily attributable to a $10.0 million deposit from the New York State Office of the Comptroller in our Otisville branch. The remaining $7.4 million in increased deposits is due to the movement of depositors to higher interest rate certificate of deposit products and our offering of higher rates to attract deposits to fund our continued loan growth. The deposits in the money market and savings accounts decreased by $1.1 million and $1.6 million, respectively, during the year ended December 31, 2006, due to the shift to higher rate certificates of deposit.

The following table sets forth the balances of our deposit products at the dates indicated.

Table 6: Deposits

	December 31,
	2006		2005
(Dollars in thousands)	Amount	Percent	Amount	Percent
Noninterest-bearing demand deposits	$18,692	17.9%	$18,434	20.6%
Interest-bearing demand deposits	6,546	6.2	6,428	7.2
Money market accounts	15,968	15.3	17,067	19.1
Savings accounts	13,343	12.8	14,904	16.7
Certificates of deposit	49,969	47.8	32,602	36.4

Total	$104,518	100.00%	$89,435	100.00%

Table 7: Time Deposit Maturities of $100,000 or more

December 31, 2006 (Dollars in thousands)	Certificates of Deposit
Maturity Period
Three months or less	$3,265
Over three through six months	12,400
Over six through twelve months	1,610
Over twelve months	584

Total	$17,859

Borrowings. We utilize borrowings from the Federal Home Loan Bank of New York to supplement our supply of funds for loans and investments. We are able to utilize borrowings when necessary or advantageous as an alternative to deposits when a pricing advantage exists, as a temporary source of funds to meet liquidity needs or to manage our asset and liability position.

Table 8: Borrowings

(Dollars in thousands)	Year Ended December 31,
	2006	2005
Maximum amount outstanding at any month end during the period:
FHLB advances	$6,900	$5,675
Average amount outstanding during the period:
FHLB advances	$1,968	$1,083
Weighted average interest rate during the period:
FHLB advances	5.34%	3.88%
Balance outstanding at end of period:
FHLB advances	$2,525	—
Weighted average interest rate at end of period:
FHLB advances	5.35%	—

Results of Operations for the Years Ended December 31, 2006 and 2005

Overview. Net income increased $136,000, or 18.7%, for the year ended December 31, 2006 compared to the year ended December 31, 2005. The increase reflected higher net interest income and non-interest income, partially offset by higher non-interest expense. Our profitability in 2006 benefited from the realization of a non-recurring pre-tax gain of $383,000 on the sale of two foreclosed real estate properties.

Table 9: Summary Income Statements

Year Ended December 31, (Dollars in thousands)	2006	2005	$ Change	% Change
Net interest income	$5,191	$4,750	$441	9.3%
Provision for loan losses	102	99	3	3.0
Non-interest income	1,607	1,248	359	28.8
Non-interest expenses	5,316	4,690	626	13.3
Net income	863	727	136	18.7

Return on average equity	10.77%	9.70%	1.07%	11.0
Return on average assets	0.78%	0.79%	(0.01)%	(1.3)

Net Interest Income. Net interest income increased $441,000, or 9.3%, to $5.2 million for 2006 primarily as a result of an increase in interest income on loans and investment securities. Interest income on loans increased $1.2 million, or 20.6%, to $6.8 million for 2006 as the average balance of the loan portfolio grew $10.7 million, or 13.7%, while the average yield on the loan portfolio increased 44 basis points to 7.59%. Loan growth was driven by an increase in all categories of the loan portfolio, particularly one- to four-family residential, commercial real estate and multi-family real estate and land loans. The increase in the average yields was the result of the rising interest rate environment in 2006.

Interest income on investment securities increased $368,000, or 201.1%, as the average balance of securities portfolio grew $6.4 million, or 101.1%, in 2006, while the average yield on investment securities increased 144 basis points to 4.33%. The increase in the investment portfolio primarily reflected the purchase of $9.9 million in investment securities following an increase in deposits resulting from a $10.0 million certificate of deposit account opened by the New York State Office of the Comptroller, partially offset by the sale of $3.0 million in mutual funds in order to utilize the proceeds to help fund our loan growth. The shift in the mix of interest-earning assets, combined with slightly higher market rates, increased the average yield on earning assets to 7.10% for 2006, compared with 6.74% for 2005.

Average interest-bearing deposits in 2006 increased $15.3 million, or 22.4%, compared with 2005 due primarily to a $15.0 million increase in the average balance of certificates of deposit, which was partially offset by a $2.7 million decrease in savings and money market accounts. Increases in market interest rates, combined with the shift in the deposit mix, increased the average cost of deposits to 2.64% compared 1.65% for 2005.

Table 10: Analysis of Net Interest Income

Year Ended December 31, (Dollars in thousands)	2006	2005	$ Change	% Change
Components of net interest income
Loans	$6,768	$5,613	$1,155	20.6%
Investment securities	551	183	368	201.1
Other interest-earning assets	175	120	55	45.8
Total interest income	7,494	5,916	1,578	26.7
Deposits	2,198	1,124	1,074	95.6
Borrowings	105	42	63	150.0
Total interest expense	2,303	1,166	1,137	97.5
Net interest income	5,191	4,750	441	9.3
Average yields and rates paid
Interest-earning assets	7.10%	6.74%	0.36%	5.3%
Interest-bearing liabilities	2.70	1.69	1.01	59.8
Interest rate spread	4.40	5.05	(0.65)	(12.9)
Net interest margin	4.92	5.41	(0.49)	(9.1)
Average balances
Loans	$89,188	$78,460	$10,728	13.7
Investment securities	12,717	6,323	6,394	101.1
Other interest-earning assets	3,591	2,957	634	21.4
Interest bearing deposits	83,315	68,047	15,268	22.4
Borrowings	1,968	1,083	885	81.7

Provision for Loan Losses. Based on our evaluation of loan loss factors, management made a provision of $102,000 for the year ended December 31, 2006, and a provision of $99,000 for the year ended December 31, 2005. The change in the provision was based on management’s estimate of the losses inherent in our total loan portfolio combined with the increases in all categories of our loan portfolio. In determining our loan loss provision, we take into account the credit risks associated with commercial real estate, construction, commercial and land lending. See “Risk Factors – Risks Related to Our Business – Our Emphasis on Commercial Real Estate, Construction, Commercial and Land Lending May Expose Us to Increased Lending Risks.”

We had net charge-offs of $10,000 for the year ended December 31, 2006 compared to net charge-offs of $3,000 for the year ended December 31, 2005. Our non-accrual loans increased by $356,000 to $439,000 at December 31, 2006 from $83,000 at December 31, 2005 and we had $355,000 of loans classified as substandard at December 31, 2006, as compared to $227,000 in 2005. At December 31, 2006, we had $647,000 of residential real estate loans that were delinquent 30-59 days, the majority of which was comprised of one $566,000 residential real estate loan. Based on our review of these loans, taking into account the loan-to-value ratios, collateral and circumstances of the borrower, we determined that no losses were anticipated on these loans. We used the same methodology and generally similar assumptions in assessing the allowance for both periods.

The foreclosed real estate totaling $1.0 million in 2005 had no impact on Walden Federal’s loan loss provision during that period because the value of the foreclosed properties was sufficient to cover the anticipated costs associated with the properties and the foreclosed balance.

The allowance for loan losses was $623,000, or 0.64% of total loans outstanding as of December 31, 2006, as compared with $531,000, or 0.64% as of December 31, 2005. An analysis of the changes in the allowance for loan losses is presented under “–Risk Management – Analysis and Determination of the Allowance for Loan Losses.”

Noninterest Income. Noninterest income increased $359,000 to $1.6 million in 2006 as banking service charges and fees and income from foreclosed assets increased, partially offset by a decrease in mortgage banking income and losses on sales of securities. The $154,000 increase in banking service charges and fees reflects an overall increase in deposits resulting from our branch expansion in November, 2005 and June, 2006. The $383,000 in income from foreclosed assets reflects proceeds derived from the sale of two foreclosed real estate properties, net of expenses. The increase in noninterest income was partially offset by a decline in mortgage banking income due to fewer originations of longer-term fixed-rate loans, which we typically sell in the secondary market, and a loss of $77,000 on the sale of $3.0 million in mutual funds.

Table 11: Non-interest Income Summary

Year Ended December 31, (Dollars in thousands)	2006	2005	$ Change	% Change
Banking service charges and fees	$826	$672	$154	22.9%
Mortgage banking income, net	319	473	(154)	(32.6)
Loss on sale of securities	(77)	(2)	(75)	(3.8)
Investment brokerage fees	76	74	2	2.7
Foreclosed assets, net	383	(48)	431	897.9
Other	80	79	1	1.3

Total	$1,607	$1,248	$359	28.8%

Noninterest Expenses. Noninterest expenses increased $626,000, or 13.3%, in 2006 over the prior year. The increase in salaries and employee benefits, which accounted for much of the increase, was due to our recent branch expansion. Advertising and marketing, occupancy and equipment and data processing expenses also increased as a result of our recent branch expansion, while professional fees increased due to Walden Federal’s mutual holding company reorganization in May, 2006.

Table 12: Non-interest Expense Summary

Year Ended December 31, (Dollars in thousands)	2006	2005	$ Change	% Change
Salaries and employee benefits	$3,165	$2,890	$275	9.5%
Advertising and marketing	268	198	70	35.4
Telephone and postage	188	167	21	12.6
Occupancy and equipment	573	512	61	11.9
Federal insurance premiums	11	11	—	—
Data processing expenses	440	347	93	26.8
Professional fees	182	103	79	76.7
Other	489	462	27	5.8

Total	$5,316	$4,690	$626	13.3%

Income Tax Expense. The provision for income taxes was $517,000 for 2006, as compared to $482,000 for the prior year. Despite a lower effective tax rate, income taxes increased due to the increase in income before income taxes.

Average Balance Sheets and Related Yields and Rates

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using daily average balances, and nonaccrual loans are included in average balances. Loan fees are included in interest income on loans. None of the income reflected in the following table is tax-exempt income.

Table 13: Average Balance Table

(Dollars in thousands)	At December 31, 2006	Year Ended December 31,
		2006			2005
	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans (1)	7.25%	$89,188	$6,768	7.59%	$78,460	$5,613	7.15%
Investment securities	4.79	12,717	551	4.33	6,323	183	2.89
Other interest-earning assets	4.92	3,591	175	4.87	2,957	120	4.06

Total interest-earning assets	6.97	105,496	7,494	7.10	87,740	5,916	6.74

Noninterest-earning assets		5,228			4,816

Total assets		$110,724			$92,556

Liabilities and stockholder’s equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	0.25	$6,574	15	0.23	$6,128	13	0.21
Money market accounts	2.52	18,943	482	2.54	17,903	278	1.55
Savings accounts	0.49	15,090	74	0.49	16,328	80	0.49
Certificates of deposit	4.17	42,708	1,627	3.81	27,688	753	2.72
Borrowings	5.35	1,968	105	5.34	1,083	42	3.88

Total interest-bearing deposits	3.06	85,283	2,303	2.70	69,130	1,166	1.69

Noninterest-bearing demand deposits (1)		16,207			15,093
Other noninterest-bearing liabilities		1,219			835

Total liabilities		102,709			85,058

Stockholder’s equity		8,015			7,498

Total liabilities and stockholder’s equity		$110,724			$92,556

Net interest income			$5,191			$4,750

Interest rate spread	3.91			4.40			5.05
Net interest margin				4.92			5.41
Average interest-earning assets to average interest-bearing liabilities		123.70%			126.92%

(1)	The calculation of yields and costs includes average balances of $1.6 million and $713,000 in letters of credit categorized as land loans on which no interest is earned for the years ended December 31, 2006 and 2005, respectively. These letters of credit are also included in noninterest-bearing deposits on which no interest is paid. See note 1 to the consolidated financial statements for the letters of credit accounting policies.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

Table 14: Net Interest Income – Changes Due to Rate and Volume

2006 Compared to 2005 (Dollars in thousands)	Volume	Rate	Net
Interest income:
Loans receivable	$800	$355	$1,155
Investment securities	247	121	368
Other earning assets	28	27	55

Total interest income	1,075	503	1,578

Interest expense:
Deposits	515	559	1,074
Borrowings	43	20	63

Total interest expense	558	579	1,137

Increase (decrease) in net interest income	$517	$(76)	$441

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 60 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 30 days. Management provides detailed information to the board of directors on loans 60 or more days past due and all loans in foreclosure and repossessed property that we own.

Loans that we sell are sold without recourse and therefore, there is generally no risk that we would have to repurchase a previously sold loan due to early default. However, if it is determined that there were inadequacies or exceptions in the underwriting process, we could be required to repurchase the loan. In the past ten years, we have not been required to repurchase any loans sold to FHLMC.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest in no longer in doubt.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is initially recorded at the fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property results in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

Table 15: Non-performing Assets

(Dollars in thousands)	December 31,
	2006	2005
Nonaccrual loans (1):
One- to four-family residential real estate	$199	$83
Construction	—	—
Multi-family and commercial real estate	191	—
Land	—	—
Commercial	49	—
Consumer	—	—

Total	439	83

Foreclosed real estate (2)	—	222
Other nonperforming assets	—	—

Total nonperforming assets	439	305
Troubled debt restructurings	—	—

Troubled debt restructurings and total nonperforming assets	$439	$305

Total nonperforming loans to total loans	0.45%	0.10%
Total nonperforming loans to total assets	0.37	0.08
Total nonperforming assets and troubled debt restructurings to total assets	0.37	0.31

(1)	As of March 31, 2007, two nonaccrual loans totaling $81,000 included above were paid off. Of the remaining $358,000 in nonaccrual loans at that date, all of the loans had loan-to-value ratios of less than 57% of the appraised value of the property collateral.
(2)	During 2005, we accumulated $1.0 million in foreclosed real estate as reflected in Table 3: Summary of Loan Activity. At December 31, 2005, $222,000 of the $1.0 million in foreclosed real estate remained on our books.

At December 31, 2006, nonaccruing commercial real estate loans included one loan totaling $191,000, which is secured by a first mortgage on a restaurant property. We have begun foreclosure proceedings against the borrower. We do not anticipate incurring a loss on this loan. The loan has a loan-to-value ratio of approximately 57% and is secured by additional marketable collateral of approximately $80,000.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we evaluate the need to establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified as loss.

The following table shows the aggregate amounts of our classified and criticized assets at the dates indicated.

Table 16: Classified and Criticized Assets

(Dollars in thousands)	At December 31,
	2006	2005
Special mention assets	$396	$135
Substandard assets	355	227
Doubtful assets	—	—
Loss assets	—	—

Total classified assets	$751	$362

Other than disclosed in the above tables, there are no other loans that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated. The increase in delinquencies at December 31, 2006 is primarily the result of one residential real estate loan for $566,000 which was 30 days past due at December 31, 2006 and March 31, 2007.

Table 17: Selected Loss Delinquencies

(Dollars in thousands)	December 31,
	2006		2005
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
One- to four-family residential real estate	$647	$—	$260	$100
Construction	—	—	—	—
Commercial and multi-family real estate	—	—	—	—
Land	—	—	—	—
Commercial	—	—	—	—
Consumer	—	1	3	—

Total	$647	$1	$263	$100

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. We review previously classified assets and any new nonaccrual loans and other loans where collectibility may be in question as part of determining whether additional allowances are necessary. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific valuation allowance on identified problem loans; and (2) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available to absorb losses in the loan portfolio.

We establish a specific allowance on certain identified problem loans based on such factors as: (1) the strength of the customer’s personal or business cash flows and personal guarantees; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral; (5) the strength of our collateral position; (6) the estimated cost to sell the collateral; and (7) the borrower’s effort to cure the delinquency.

We establish a general allowance for loans that are not classified to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages to each category. The allowance percentages have been derived using percentages commonly applied under the regulatory framework for Walden Federal and other similarly-sized institutions. The percentages may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated periodically to ensure their relevance in the current economic environment.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower’s inability to make payments under the terms of the loan or a shortfall in collateral value would result in our charging off the loan or the portion of the loan that was impaired.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

At December 31, 2006, our allowance for loan losses represented 0.64% of total gross loans. No portion of the allowance was allocated to problem loans at December 31, 2006. The allowance for loan losses increased by 17.3% from December 31, 2005 to December 31, 2006, increased by the provision for loan losses of $102,000 and reduced by charge-offs of $10,000. The decision to increase the allowance reflected the increase in the loan portfolio by 16.6% and the shift in the mix of the loan portfolio to a larger percentage of multi-family and commercial real estate and land loans. Other factors affecting the allowance calculation, such as charge-offs, national and local economic trends and conditions, industry conditions, changes in credit concentrations, quality of lending management and staff and lending standards remained reasonably stable during this period.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

Table 18: Allocation of Allowance of Loan Losses

(Dollars in thousands)	December 31,
	2006		2005
	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
One- to four-family residential real estate	$83	41.9%	$75	42.4%
Construction	124	11.1	111	11.4
Multi-family and commercial real estate	114	16.4	96	15.1
Land	115	7.9	88	6.2
Commercial	120	10.4	115	11.4
Consumer	67	12.3	46	13.5

Total allowance for loan losses	$623	100.0%	$531	100.0%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

Table 19: Analysis of Loan Loss Experience.

(Dollars in thousands	Year Ended December 31,
	2006	2005
Allowance at beginning of period	$531	$435

Provision for loan losses	102	99
Charge offs:
One- to four-family residential real estate loans	—	—
Construction	—	—
Commercial and multi-family real estate loans	—	—
Land	—	—
Commercial loans	9	—
Consumer loans	1	4

Total charge-offs	10	4

Recoveries:
One- to four-family residential real estate loans	—	—
Construction	—	—
Commercial and multi-family real estate loans	—	—
Land	—	—
Commercial loans	—	—
Consumer loans	—	1

Total recoveries	—	1

Net charge-offs	10	3

Allowance at end of period	$623	$531

Allowance to nonperforming loans	141.9%	639.8%
Allowance to total loans outstanding at the end of the period	0.64	0.64
Net charge-offs to average loans outstanding during the period	0.01	0.00

Interest Rate Risk Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: originating loans with adjustable interest rates; selling the residential real estate fixed-rate loans with terms greater than 10 years that we originate; and promoting core deposit products and short-term time deposits.

We have an Asset/Liability Management Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2006 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Table 20: NPV Analysis

Basis Point (“bp”) Change in Rates	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Change
300	$11,794	$(2,685)	(18.5)%	9.81%	(193	)bp
200	12,971	(1,508)	(10.4)	10.68	(107	)bp
100	13,887	(592)	(4.1)	11.33	(41	)bp
0	14,480	—	—	11.74	—
(100)	14,420	(60)	(0.4)	11.68	(6	)bp
(200)	14,606	127	0.9	11.80	6	bp

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2006, cash and cash equivalents totaled $3.3 million. In addition, at December 31, 2006, we had arrangements to borrow up to $18.9 million from the Federal Home Loan Bank of New York. On December 31, 2006, we had $2.5 million of advances outstanding.

A significant use of our liquidity is the funding of loan originations. At December 31, 2006, we had $22.8 million in loan commitments outstanding which primarily consisted of $7.0 million in unadvanced portions of construction loans, $6.9 million in commitments to fund one- to four-family residential real estate loans, $2.9 million in unused home equity lines of credit and $3.8 million in unused commercial lines of credit. Historically, many of the commitments expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements. Another significant use of our liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of December 31, 2006 totaled $46.8 million, or 93.6% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the recent low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2007. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations as of December 31, 2006.

Table 21: Contractual Obligations

December 31, 2006 (Dollars in thousands)	Payments Due By Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More Than 5 Years
Contractual obligations:
Operating lease obligations	$362	$92	$166	$104	$—
Other long-term obligations (1)	805	322	483	—	—

Total	$1,167	$414	$649	$104	$—

(1)	Consists entirely of expenses related to obligations under a data processing agreement.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and Federal Home Loan Bank advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2006, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See “Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements,” “Regulatory Capital Compliance” and note 15 of the notes to the consolidated financial statements.

This offering is expected to increase our equity by $7.4 million to $15.9 million. See “Capitalization.” The capital from the offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations will be enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. Following the offering, we may use capital management tools such as cash dividends and common share repurchases. However, under Office of Thrift Supervision regulations, we will not be allowed to repurchase any shares during the first year following the offering, except: (1) in extraordinary circumstances, we may make open market repurchases of up to 5% of our outstanding stock if we receive the prior non-objection of the OTS of such repurchases; (2) repurchases of qualifying shares of a director or if we conduct an OTS-approved offer to repurchase made to all stockholders; (3) if we repurchase to fund a restricted stock award plan that has been approved by stockholders; or (4) if we repurchase stock to fund a tax-qualified employee stock benefit plan. All repurchases are prohibited, however, if the repurchase would reduce Walden Federal’s regulatory capital below regulatory required levels.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 14 of the notes to the consolidated financial statements.

For the year ended December 31, 2006, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 1 of the notes to the financial statements included in this prospectus.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Our Management

Board of Directors

The boards of directors of Hometown Bancorp MHC, Hometown Bancorp and Walden Federal are each composed of seven persons who are elected for terms of three years, approximately one-third of whom are elected annually. The same individuals comprise the boards of directors of Hometown Bancorp MHC, Hometown Bancorp and Walden Federal. All of our directors are independent under the current listing standards of the Nasdaq Stock Market, except for Mr. Gibney, whom we employ as President and Chief Executive Officer. Information regarding the directors is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of December 31, 2006.

The following directors have terms ending in 2008:

Gerald N. Jacobowitz is a senior partner in the law firm of Jacobowitz and Gubits, LLP. Age 72. Director of Walden Federal since 1966 and director of Hometown Bancorp MHC and Hometown Bancorp since their formation.

Curt J. Schoeberl, Sr. is a real estate assessor, appraiser and consultant for the Town of Shawangunk, Ulster County, New York. Age 60. Director of Walden Federal since 1995 and director of Hometown Bancorp MHC and Hometown Bancorp since their formation.

The following directors have terms ending in 2009:

Joseph B. Horan, III is a funeral director of Gridley Horan, Inc. Mr. Horan has been President of Gridley Horan for 32 years. Age 61. Director of Walden Federal since 1989 and director of Hometown Bancorp MHC and Hometown Bancorp since their formation.

Kenneth R. Schliphack, formerly an engineer with Mobil Oil Corp., is retired from B&C Fuel Oil Co., Inc., which he owned and operated for the past 35 years. Age 66. Director of Walden Federal since 2001 and director of Hometown Bancorp MHC and Hometown Bancorp since their formation.

The following directors have terms ending in 2010:

Thomas F. Gibney has been President and Chief Executive Officer of Walden Federal since 1991. Age 58. Director of Walden Federal, Hometown Bancorp MHC and Hometown Bancorp since June 2006.

Graham S. Jamison is a retired dairy farmer of 30 years, and former Supervisor for the Town of Crawford, New York for 16 years. Age 77. Director of Walden Federal since 1975 and director of Hometown Bancorp MHC and Hometown Bancorp since their formation. Mr. Jamison also serves as the Chairman of the Board of Walden Federal, Hometown Bancorp and Hometown Bancorp MHC.

Stephen E. Sabine provides consulting services to KINETIX, a provider of quality control services. He was previously employed by New York State Electric & Gas Corporation as Division Manager. Age 63. Director of Walden Federal since 1993 and director of Hometown Bancorp MHC and Hometown Bancorp since their formation.

Executive Officers

The executive officers of Hometown Bancorp MHC, Hometown Bancorp and Walden Federal are elected annually by the boards of directors and serve at the boards’ discretion. The executive officers of Hometown Bancorp MHC, Hometown Bancorp and Walden Federal are:

Name	Position
Thomas F. Gibney	President and Chief Executive Officer

Stephen W. Dederick	Vice President and Chief Financial Officer

Judith B. Weyant	Senior Vice President, Chief Operating Officer and Corporate Secretary

L. Bruce Lott	Senior Vice President and Chief Lending Officer

Below is information regarding our officers who are not also directors. Each officer has held his or her current position for at least the last five years, unless otherwise stated. Ages presented are as of December 31, 2006.

Stephen W. Dederick has been Vice President and Chief Financial Officer of Walden Federal since 2004. Prior to joining Walden Federal, Mr. Dederick served as Vice President and Chief Financial Officer of Community Bank of Orange, NA from April 2002 until March 2004. Mr. Dederick served as Senior Vice President and Chief Financial Officer of Goshen Savings Bank from 1997 until its acquisition. Mr. Dederick served as Senior Vice President at Berkshire Bank from March 2001 until January 2002. Mr. Dederick has served as Vice President and Chief Financial Officer of Hometown Bancorp MHC and Hometown Bancorp since their formation. Mr. Dederick joined Walden Federal in 2004. Age 50.

Judith B. Weyant has been Senior Vice President and Chief Operating Officer of Walden Federal since 1992. Ms. Weyant has served as Senior Vice President and Chief Operating Officer of Hometown Bancorp MHC and Hometown Bancorp since their formation and as Corporate Secretary of Walden Federal, Hometown Bancorp MHC and Hometown Bancorp since January 2007. Ms. Weyant joined Walden Federal in 1984. Age 54.

L. Bruce Lott has been Senior Vice President and Chief Lending Officer of Walden Federal since 2004. Mr. Lott served as Vice President and Senior Loan Officer of Walden Federal since 2000 and joined Walden Federal in 1995. Mr. Lott has also served as Senior Vice President of Hometown Bancorp MHC and Hometown Bancorp since their formation. Age 53.

Meetings and Committees of the Board of Directors

We conduct business through meetings of our board of directors and its committees. During the year ended December 31, 2006, the board of directors of Hometown Bancorp met six times and the board of directors of Walden Federal met 15 times. Hometown Bancorp will establish an Audit Committee prior to the closing of the offering.

The Audit Committee will consist of the entire board of directors, except for Messrs. Gibney and Jacobowitz. The Audit Committee will be responsible for providing oversight relating to our financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the board. Each member of the Audit Committee will be independent in accordance with the listing standards of the Nasdaq Stock Market.

The Audit Committee will operate under a written charter, which will govern its composition, responsibilities and operations.

Directors’ Compensation

The following table provides the compensation received by our non-employee directors for their service on our Board of Directors during the year ended December 31, 2006. No director received equity compensation during 2006.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)		Total ($)
William J. Devitt (1)	$11,550	—		$11,550
Joseph B. Horan, III	11,550	—		11,550
Gerald N. Jacobowitz	11,550	—		11,550
Graham S. Jamison	15,625	$2,175	(2)	17,800
Stephen E. Sabine	11,625	—		11,625
Kenneth R. Schliphack	11,625	—		11,625
Curt J. Schoeberl, Sr.	11,550	—		11,550

(1)	Mr. Devitt resigned from the Board of Directors of Hometown Bancorp MHC, Hometown Bancorp and Walden Federal on January 18, 2007.
(2)	This includes fees in connection with inspection-related services provided by Mr. Jamison to Walden Federal. Mr. Jamison receives $75 for each on-site inspection of properties that have reached delinquent status in order to provide Walden Federal with an estimate of the property’s current condition and value. Mr. Jamison also visits certain properties for assessment of various applications.

Cash Retainer and Meeting Fees For Non-Employee Directors. The following table sets forth the applicable retainers and fees that are paid to non-employee directors for their service on the board of directors of Walden Federal.

Board of Directors of Walden Federal:

Annual Retainer for Chairman of the Board	$14,000
Annual Retainer for all other Board Members	10,000
Fee per Committee Meeting	25

For their service on the boards of directors of Hometown Bancorp MHC and Hometown Bancorp, each non-employee director receives an annual retainer of $1,500. The annual retainer received by non-employee directors for their service on the board of directors of Walden Federal is paid in cash on a quarterly basis, while the annual retainers received by non-employee directors for their service on the boards of directors of Hometown Bancorp and Hometown Bancorp MHC are paid in cash on a semi-annual basis. Directors do not receive committee meeting fees if they do not attend the committee meeting.

Directors’ Retirement Plan. Effective as of March 9, 2007, Walden Federal adopted a directors’ retirement plan for the benefit of non-employee directors. Under the plan, directors who have attained the normal retirement age of 65 receive a retirement benefit based on their length of service upon termination of service. Directors with one to nine years of service receive a retirement benefit equal to their vested percentage multiplied by $500 per year of service. The annual retirement benefit amount increases to $5,000 upon completion of at least 10 years of service and increases to $7,500 upon completion of 20 or more years of service. The plan also provides that participants vest in the applicable retirement benefit in equal installments of 20% per year over a five year period, commencing on the date of adoption of the plan for existing board members or the date of initial board service, for directors who join the board after the adoption date. Generally, the applicable retirement benefit is payable over a ten year period in annual installments. If a director dies while receiving benefits under the plan, the director’s beneficiary will receive any remaining installments due from the plan. If the participant dies while in service, but after attainment of age 65, the director’s beneficiary(ies) will receive an actuarially equivalent lump sum benefit equal to the benefit the director would have received if he or she had retired on the date of death. Upon termination of service (other than termination for cause) following a change in control, a director will receive an actuarially equivalent lump sum benefit calculated as if the director had attained age 65, completed at least 20 years of service, and was fully vested regardless of actual age or service at the time of termination. A director receives no benefit under the plan upon removal for cause (as defined in the plan).

A change in control is defined in the plan as: (1) a merger or consolidation of Hometown Bancorp, pursuant to which less than a majority of the combined voting power of Hometown Bancorp is held by persons who were not stockholders prior to the merger or consolidation; (2) the acquisition of significant share ownership (25% or more) of a class of Hometown Bancorp’s voting securities, excluding beneficial ownership of voting shares held in a fiduciary capacity by an entity of which Hometown Bancorp has 50% or greater ownership; (3) a change in the majority of board members during a period of two consecutive years, excepting directors elected by a 2/3 majority of the directors serving at the beginning of the applicable two-year period; and (4) a sale of all or nearly all of Hometown Bancorp’s assets to a third party. The plan also specifies that a conversion of Walden Federal to the full stock holding company form of ownership (i.e., a second-step conversion) will not constitute a change in control.

Executive Compensation

Summary Compensation Table. The following information is provided for our President and Chief Executive Officer and the next three most highly compensated executive officers whose total compensation exceeded $100,000 for the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($) (1)	Total ($)
Thomas F. Gibney President and Chief Executive Officer	2006	$190,000	$25,000	$31,478	$246,478
Judith B. Weyant Senior Vice President, Chief Operating Officer and Corporate Secretary	2006	120,000	15,000	16,830	151,830
L. Bruce Lott Senior Vice President	2006	115,000	15,000	20,694	150,694
Stephen W. Dederick Vice President and Chief Financial Officer	2006	115,000	15,000	13,632	143,632

(1)	Details of the amounts reported in the “All Other Compensation” column are provided in the table below. The table excludes perquisites, which did not exceed $10,000 in the aggregate for each executive officer:

	Mr. Gibney	Ms. Weyant	Mr. Lott	Mr. Dederick
Employer matching contributions to 401(k) and Profit Sharing Plan	$4,365	$2,690	$2,670	$—
Discretionary amounts contributed by Walden Federal under the 401(k) and Profit Sharing Plan	21,823	13,450	13,349	12,942
Economic benefit of employer-paid premiums for group life insurance	1,290	690	690	690

Our board of directors meets annually to determine any incentive compensation to be awarded to our executive officers. Our incentive compensation plan, which is not based on any written plan or policy, is based on the financial performance of Walden Federal and the individual performance of our executive officers. Discretionary bonuses for our executive officers are established and approved by our board of directors on an annual basis after completion of Walden Federal’s operating budget. For 2006, incentive compensation was based on a combination of factors, including the performance of individual executive officers and Walden Federal’s overall earnings and financial condition. As no specific financial targets, formulas or thresholds are utilized by our board of directors in assessing the amount of such bonuses, the process for determining such bonuses is entirely a subjective analysis within the purview of the board of directors. Although our president and chief executive officer offers recommendations to the board of directors as to proposed bonus amounts for other executive officers, the final decisions with respect to the bonuses are determined by the members of the board of directors who are independent of executive management. The objective of the incentive compensation plan is to provide incentives and reward our executive officers for their contributions to Walden Federal and the corresponding improvement in the financial performance of Walden Federal.

Current Employment Agreements. Walden Federal currently has no employment agreements with any of its employees.

Proposed Change in Control Agreements. Upon completion of the offering, Walden Federal and Hometown Bancorp (as guarantor of any payments not made by Walden Federal) will enter into change in control agreements with Messrs. Gibney, Dederick, and Lott and Ms. Weyant, in order to help ensure that we maintain a stable management base after the offering. The continued success of Walden Federal and Hometown Bancorp depends to a significant degree on the skills and competence of these executives.

The change in control agreements will have three-year terms, subject to annual renewal by the board of directors of Walden Federal to extend the term for an additional year. If Walden Federal or Hometown Bancorp involuntarily or constructively terminates the executives (under circumstances outlined in the agreements) following a change in control, each will receive a severance payment equal to three times the executive’s base salary on the termination date. In addition, Walden Federal will continue to provide the executives with medical, dental and life insurance coverage for thirty-six months following termination of employment.

Section 280G of the Internal Revenue Code provides that payments contingent upon a change in control that equal or exceed three times the individual’s base amount (i.e., average annual compensation for the five preceding taxable years) are “excess parachute payments.” Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payment in excess of the base amount, and the employer may not deduct such payments for federal tax purposes. The change in control agreements will limit payments to the executives to amounts that will not exceed the limits imposed by Section 280G of the Internal Revenue Code.

Benefit Plans

401(k) and Profit Sharing Plan. We maintain the Walden Federal Savings and Loan Association 401(k) and Profit Sharing Plan, a tax-qualified defined contribution plan, for all employees of Walden Federal who satisfy the plan’s eligibility requirements. Participants become eligible to participate in the plan upon attainment of age 21 and completion of one year of service. Eligible employees may contribute up to 75% of their salary to the plan on a pre-tax basis, subject to limitations imposed by the Internal Revenue Code. For 2007, the limit is $15,500, although participants over age 50 may contribute an additional $5,000 to the plan in the form of “catch-up” contributions. Under the plan, Walden Federal may make discretionary matching and non-elective contributions on an annual basis to the accounts of participants who complete 1,000 hours of service and are employed on the last day of the plan year (December 31). For 2006, the matching contribution percentage was 2% of an employee’s salary deferrals, and Walden Federal made a discretionary contribution of 10% for those employees eligible to receive a matching contribution under the plan. Participants are always 100% vested in their salary deferrals. Participants vest in employer matching and non-elective contributions at the rate of 20% after completion of two years of service and 20% per year thereafter, becoming 100% vested upon the completion of six years of service. Participants have individual accounts under the plan and may direct the investment of their accounts among a variety of investment funds.

Employee Stock Ownership Plan. In connection with the stock offering, Walden Federal intends to adopt an employee stock ownership plan for eligible employees. Employees who are eligible to participate in the 401(k) plan as of the date of the offering will participate in the employee stock ownership plan as of the closing date of the offering. Thereafter, new employees will participate in the employee stock ownership plan upon the attainment of age 21 and completion of one year of service.

We expect to engage a third party trustee to purchase, on behalf of the employee stock ownership plan, 3.92% of the total number of shares of Hometown Bancorp common stock issued in the offering, including shares issued to Hometown Bancorp MHC (59,976, 70,560, and 81,144 shares at the minimum, midpoint and maximum of the offering range, respectively). We anticipate that the employee stock ownership plan will fund its stock purchase through a loan from Hometown Bancorp equal to 100% of the aggregate purchase price of the common stock. The loan will be repaid principally through Walden Federal’s contribution to the employee stock ownership plan and dividends payable on common stock held by the plan over the anticipated 20-year term of the loan. The fixed interest rate for the employee stock ownership plan loan is expected to be the prime rate, as published in The Wall Street Journal, on the closing date of the offering. See “Pro Forma Data.”

The trustee will hold the shares purchased by the employee stock ownership plan in a loan suspense account, and shares will be released from the suspense account on a pro rata basis as Walden Federal repays the loan. The trustee will allocate the shares released among participants on the basis of each participant’s proportional share of compensation. Participants will vest in their employee stock ownership plan allocations over a six-year graded vesting schedule, at the rate of 20% following the completion of the first two years of service and 20% per year of service completed thereafter. Vesting credits for prior service will be given to reward long-term employees. Participants also will become fully vested automatically upon normal retirement, death or disability, a change in control, or termination of the plan. Generally, participants will receive distributions from the employee stock ownership plan upon separation from service. The plan reallocates any unvested shares forfeited upon termination of employment among the remaining participants in the plan.

The employee stock ownership plan will permit participants to direct the plan trustee how to vote the shares of common stock credited to their accounts. The trustee will vote unallocated shares and allocated shares for which participants do not provide instructions on any matter in the same ratio as those shares for which participants provide instructions, subject to fulfillment of the trustee’s fiduciary responsibilities.

Under applicable accounting requirements, Walden Federal will record a compensation expense for a leveraged employee stock ownership plan at the fair market value of the shares when committed to be released from the suspense account to participants’ accounts under the plan.

Future Equity Incentive Plan. Following the stock offering, Hometown Bancorp plans to consider adopting an equity incentive plan that would provide for grants of stock options and restricted stock. In accordance with applicable regulations, Hometown Bancorp anticipates that the plan will authorize a number of stock options equal to 4.9% of the total shares issued in the stock offering, including shares issued to Hometown Bancorp MHC, and a number of shares of restricted stock equal to 1.96% of the total shares issued in the stock offering. Therefore, the number of shares reserved under the plan would range from 104,958 shares, assuming 688,500 shares are issued in the offering, to 142,002 shares, assuming 931,500 shares are issued in the offering.

Hometown Bancorp may fund the equity incentive plan through the purchase of common stock in the open market by a trust established in connection with the plan or from authorized, but unissued, shares of Hometown Bancorp common stock. The issuance of additional shares after the offering would dilute the interests of existing stockholders. See “Pro Forma Data.”

Hometown Bancorp would grant all stock options at an exercise price equal to 100% of the fair market value of the stock on the date of grant. Hometown Bancorp will grant restricted stock awards at no cost to recipients. Restricted stock awards and stock options would generally vest ratably over a five-year period (or as otherwise permitted by the Office of Thrift Supervision), but Hometown Bancorp may also make vesting contingent upon the satisfaction of performance goals established by the board of directors or the committee charged with administering the plan. All outstanding awards would accelerate and become fully vested upon a change in control of Hometown Bancorp.

The equity incentive plan will comply with all applicable Office of Thrift Supervision regulations. If adopted by the board of directors, we will submit the equity incentive plan to stockholders for their approval, at which time we will provide stockholders with detailed information about the plan. Under current Office of Thrift Supervision Regulations, the plan must be approved by a majority of the total votes eligible to be cast by our stockholders, other than Hometown Bancorp MHC. The Office of Thrift Supervision has proposed changes to its regulations regarding equity incentive plans that would eliminate the requirement to obtain the separate vote of minority stockholders for equity incentive plans that are implemented more than one year after completion of a minority stock offering. In the event that the proposed Office of Thrift Supervision regulations are adopted in final form, Hometown Bancorp MHC, as the holder of a majority of the shares of Hometown Bancorp, would control the outcome of any vote to approve an equity incentive plan that occurs more than one year after the completion of this offering.

Transactions with Walden Federal

Loans and Extensions of Credit. The aggregate amount of loans by Walden Federal to its executive officers and directors, and members of their immediate families was $676,000 at December 31, 2006. As of that date, these loans were performing according to their original terms. The outstanding loans made to our directors and executive officers, and members of their immediate families, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Walden Federal, and did not involve more than the normal risk of collectibility or present other unfavorable features. For information about restrictions on our ability to make loans to insiders, see “Regulation and Supervision—Regulation of Federal Savings Associations—Transactions with Related Parties.”

Other Transactions. Gerald N. Jacobowitz is a senior partner in the law firm of Jacobowitz and Gubits, LLP, which provides legal services to Hometown Bancorp and its subsidiaries. During fiscal 2006 and 2005, Jacobowitz and Gubits, LLP received fees totaling approximately $277,184 and $318,820, respectively, for legal services rendered in connection with its representation of Hometown Bancorp and its subsidiaries. Mr. Jacobowitz has no specific interest in those fees, but does have a 10% equity interest in Jacobowitz and Gubits, LLP. As required by applicable banking regulations, our business relationship with Mr. Jacobowitz and his law firm has been and will continue to be in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions.

Indemnification for Directors and Officers

Hometown Bancorp’s bylaws provide that Hometown Bancorp must indemnify all officers, directors and employees of Hometown Bancorp to the fullest extent permitted under federal law against all expenses and liabilities reasonably incurred by them in connection with or arising out of any action, suit or proceeding in which they may be involved by reason of their having been a director or officer of Hometown Bancorp. Such indemnification may include the advancement of funds to pay for or reimburse reasonable expenses incurred by an indemnified party to the fullest extent permitted under federal law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Hometown Bancorp pursuant to its bylaws or otherwise, Hometown Bancorp has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Subscriptions by Executive Officers and Directors

The following table presents certain information as to the approximate purchases of common stock by our directors and executive officers, including their associates, if any, as defined by applicable regulations. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. Directors and executive officers and their associates may not purchase more than 33% of the shares sold in the offering. Like all of our depositors, our directors and officers have subscription rights based on their deposits. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories. All directors and officers as a group would own 6.6% of our outstanding shares at the minimum of the offering range and 4.9% of our outstanding shares at the maximum of the offering range.

Name	Proposed Purchases of Stock in the Offering
	Number of Shares		Dollar Amount
Directors:

Thomas F. Gibney	5,000		$50,000
Joseph B. Horan, III	10,000	(1)	100,000
Gerald N. Jacobowitz	10,000	(1)	100,000
Graham S. Jamison	200		2,000
Stephen A. Sabine	500		5,000
Kenneth R. Schliphack	10,000	(1)	100,000
Curt J. Schoeberl, Sr.	100		1,000

Executive Officers Who Are Not Directors:

Stephen W. Dederick	4,500		45,000
L. Bruce Lott	1,000		10,000
Judith B. Weyant	4,000		40,000

All directors and executive officers as a group (10 persons)	45,300		$453,000

(1)	The number of shares of common stock to be purchased by Messrs. Horan, Jacobowitz and Schliphack include shares to be purchased by their respective spouses, each of whom have independent qualifying deposit accounts.

Regulation and Supervision

General

Walden Federal is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as the insurer of its deposits. Walden Federal is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. Walden Federal must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Office of Thrift Supervision and, under certain circumstances, the Federal Deposit Insurance Corporation to evaluate Walden Federal’s safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on Hometown Bancorp, Hometown Bancorp MHC and Walden Federal and their operations. Hometown Bancorp and Hometown Bancorp MHC, as savings and loan holding companies, are required to file certain reports with, are subject to examination by, and otherwise must comply with the rules and regulations of the Office of Thrift Supervision.

Certain of the regulatory requirements that are or will be applicable to Walden Federal, Hometown Bancorp and Hometown Bancorp MHC are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Walden Federal, Hometown Bancorp and Hometown Bancorp MHC and is qualified in its entirety by reference to the actual statutes and regulations.

Regulation of Federal Savings Associations

Capital Requirements. The Office of Thrift Supervision’s capital regulations require federal savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard requires federal savings institutions to maintain Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular circumstances. At December 31, 2006, Walden Federal met each of these capital requirements.

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be “undercapitalized.” A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is “critically undercapitalized.” An institution must file a capital restoration plan with the Office of Thrift Supervision within 45 days of the date it receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Compliance with the plan must be guaranteed by any parent holding company in the amount of the lesser of 5% of the savings association’s total assets when it was deemed undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. “Significantly undercapitalized” and “critically undercapitalized” institutions are subject to more extensive mandatory regulatory actions. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. At December 31, 2006, Walden Federal was well-capitalized.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard. Walden Federal has not received any notice from the Office of Thrift Supervision that it has failed to meet any standard prescribed by the guidelines.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to stockholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required before any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like Walden Federal, it is a subsidiary of a holding company. If Walden Federal’s capital were ever to fall below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution that would otherwise be permitted by the regulation, if the agency determines that such distribution would constitute an unsafe or unsound practice.

Qualified Thrift Lender Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a “domestic building and loan association” under the Internal Revenue Code or maintain at least 65% of its “portfolio assets” (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period. Education loans, credit card loans and small business loans may be considered “qualified thrift investments.” A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2006, Walden Federal maintained 92.0% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Transactions with Related Parties. Federal law limits Walden Federal’s authority to lend to, and engage in certain other transactions with (collectively, “covered transactions”), “affiliates” (e.g., any company that controls or is under common control with an institution, including Hometown Bancorp, Hometown Bancorp MHC and their non-savings institution subsidiaries). The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution’s capital and surplus. Loans and other specified transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act generally prohibits loans by Hometown Bancorp to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Walden Federal to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Walden Federal is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Walden Federal to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of Walden Federal’s capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors. See “Our Management—Transactions with Walden Federal.”

Insurance of Deposit Accounts. Deposits of Walden Federal are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. The FDIC determines insurance premiums based on a number of factors, primarily the agency’s assessment of the risk of loss that insured institutions pose to the Deposit Insurance Fund. Recent legislation eliminated the minimum 1.25% reserve ratio for the insurance funds, the mandatory assessments when the ratio fall below 1.25% and the prohibition on assessing the highest quality banks when the ratio is above 1.25%. The FDIC has the ability to adjust the new insurance fund’s reserve ratio between 1.15% and 1.5%, depending on projected losses, economic changes and assessment rates at the end of a calendar year. The FDIC has adopted regulations that set assessment rates that took effect at the beginning of 2007. The new assessment rates for most banks vary between five cents and seven cents for every $100 of deposits. A change in insurance premiums could have an adverse effect on the operating expenses and results of operations of Walden Federal. We cannot predict what insurance assessment rates will be in the future. Assessment credits have been provided to institutions that paid high premiums in the past. As a result, Walden Federal has sufficient credits to fully offset all of its premiums for 2007.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund.

Federal Home Loan Bank System. Walden Federal is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Walden Federal, as a member of the Federal Home Loan Bank of New York, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Walden Federal was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2006 of $233,000.

Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by Office of Thrift Supervision regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with its examination of a savings association, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution.

The Community Reinvestment Act requires public disclosure of an institution’s rating and requires the Office of Thrift Supervision to provide a written evaluation of an association’s Community Reinvestment Act performance utilizing a four-tiered descriptive rating system.

Walden Federal received a “satisfactory” rating as a result of its most recent Community Reinvestment Act assessment.

Holding Company Regulation

General. Hometown Bancorp and Hometown Bancorp MHC are savings and loan holding companies within the meaning of federal law. As such, they are registered with the Office of Thrift Supervision and are subject to Office of Thrift Supervision regulations, examinations, supervision, reporting requirements and regulations concerning corporate governance and activities. In addition, the Office of Thrift Supervision has enforcement authority over Hometown Bancorp and Hometown Bancorp MHC and their non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to Walden Federal.

Restrictions Applicable to Mutual Holding Companies. According to federal law and Office of Thrift Supervision regulations, a mutual holding company, such as Hometown Bancorp MHC, may generally engage in the following activities: (1) investing in the stock of a bank; (2) acquiring a mutual association through the merger of such association into a bank subsidiary of such holding company or an interim bank subsidiary of such holding company; (3) merging with or acquiring another holding company, one of whose subsidiaries is a bank; and (4) any activity approved by the Federal Reserve Board for a bank holding company or financial holding company or previously approved by Office of Thrift Supervision for multiple savings and loan holding companies. In addition, mutual holding companies may engage in activities permitted for financial holding companies. Financial holding companies may engage in a broad array of financial service activities including insurance and securities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from directly or indirectly, or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings institution, or its holding company, without prior written approval of the Office of Thrift Supervision. Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law; or acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

If the savings institution subsidiary of a savings and loan holding company fails to meet the qualified thrift lender test, the holding company must register with the Federal Reserve Board as a bank holding company within one year of the savings institution’s failure to so qualify.

Stock Holding Company Subsidiary Regulation. The Office of Thrift Supervision has adopted regulations governing the two-tier mutual holding company form of organization and subsidiary stock holding companies that are controlled by mutual holding companies. We have adopted this form of organization and it will continue in place after the proposed offering. Hometown Bancorp is the stock holding company subsidiary of Hometown Bancorp MHC. Hometown Bancorp is permitted to engage in activities that are permitted for Hometown Bancorp MHC subject to the same restrictions and conditions.

Waivers of Dividends by Hometown Bancorp MHC. Office of Thrift Supervision regulations require Hometown Bancorp MHC to notify the Office of Thrift Supervision if it proposes to waive receipt of dividends from Hometown Bancorp. The Office of Thrift Supervision reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to a waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company’s board of directors determines that such waiver is consistent with such directors’ fiduciary duties to the mutual holding company’s members. We anticipate that Hometown Bancorp MHC will waive dividends that Hometown Bancorp may pay, if any.

Conversion of Hometown Bancorp MHC to Stock Form. Office of Thrift Supervision regulations permit Hometown Bancorp MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur, and the board of directors has no current intention or plan to undertake a conversion transaction. In a conversion transaction, a new holding company would be formed as the successor to Hometown Bancorp, Hometown Bancorp MHC’s corporate existence would end, and certain depositors of Walden Federal would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders other than Hometown Bancorp MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio determined at the time of conversion that ensures that stockholders other than Hometown Bancorp MHC own the same percentage of common stock in the new holding company as they owned in Hometown Bancorp immediately before conversion. The total number of shares held by stockholders other than Hometown Bancorp MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Federal and State Taxation

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2002. For its 2006 fiscal year, Walden Federal’s maximum federal income tax rate was 34%.

Hometown Bancorp and Walden Federal have entered into a tax allocation agreement. Because Hometown Bancorp owns 100% of the issued and outstanding capital stock of Walden Federal, Hometown Bancorp and Walden Federal are members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group Hometown Bancorp is the common parent corporation. As a result of this affiliation, Walden Federal may be included in the filing of a consolidated federal income tax return with Hometown Bancorp and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. For fiscal years beginning before September 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $500,000 of our accumulated bad debt reserves would not be recaptured into taxable income unless Walden Federal makes a “non-dividend distribution” to Hometown Bancorp as described below.

Distributions. If Walden Federal makes “non-dividend distributions” to Hometown Bancorp, the distributions will be considered to have been made from Walden Federal’s unrecaptured tax bad debt reserves, including the balance of its reserves as of March 31, 1987, to the extent of the “non-dividend distributions,” and then from Walden Federal’s supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Walden Federal’s taxable income. Non-dividend distributions include distributions in excess of Walden Federal’s current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Walden Federal’s current or accumulated earnings and profits will not be so included in Walden Federal’s taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Walden Federal makes a non-dividend distribution to Hometown Bancorp, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Walden Federal does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

New York Taxation. Hometown Bancorp will report income on a calendar year basis to New York State. New York State franchise tax on corporations is imposed in an amount equal to the greater of (a) 7.5% (for 2003 and forward) of “entire net income” allocable to New York State, (b) 3% of “alternative entire net income” allocable to New York State, or (c) 0.01% of the average value of assets allocable to New York State plus nominal minimum tax of $250 per company. Entire net income is based on federal taxable income, subject to certain modifications. Alternative entire net income is equal to entire net income without certain modifications.

Bad Debt Reserves. Deferred tax liabilities have not been recognized with respect to the New York State base-year reserve of approximately $3.7 million at December 31, 2006, since Walden Federal does not expect that these amounts will become taxable in the foreseeable future.

The Stock Offering

This stock offering is being conducted pursuant to a plan of stock issuance approved by the board of directors of Hometown Bancorp. The Office of Thrift Supervision also conditionally approved the plan of stock issuance; however, such approval does not constitute a recommendation or endorsement of the plan of stock issuance by such agency.

General

On January 18, 2007, the board of directors of Hometown Bancorp unanimously adopted a plan of stock issuance pursuant to which Hometown Bancorp will offer 45% of its common stock to qualifying depositors of Walden Federal in a subscription offering and, if necessary, to members of the general public through a direct community offering and/or a syndicate of registered broker-dealers. The amount of capital being raised in the offering is based on an appraisal of Hometown Bancorp. Most of the terms of this offering are required by the regulations of the Office of Thrift Supervision. The Office of Thrift Supervision approved our plan of stock issuance, subject to the fulfillment of certain conditions.

The following is a brief summary of the pertinent aspects of the offering. A copy of the plan of stock issuance is available from Walden Federal upon request and is available for inspection at the offices of Walden Federal and at the Office of Thrift Supervision. The plan of stock issuance is also filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Reasons for the Offering

Our primary reasons for this offering are to:

•	increase the capital of Walden Federal to support future lending and operational growth;

•	enhance profitability and earnings through investing and leveraging the proceeds, primarily funding and lending activities; and

•	support future branching activities and/or the acquisition of financial services companies.

As part of our business planning process, our board of directors concluded that additional capital was needed in order to increase our profitability and support asset growth and that the best way to accomplish this would be through a stock offering. The board of directors considered two options: either (1) a full mutual-to-stock conversion, in which a new stock holding company is formed that issues all of its stock to the public, or (2) an offering by Hometown Bancorp, which by regulation may not issue more than 49.9% of its stock to the public. The board of directors determined that a minority offering by Hometown Bancorp was preferable, because engaging in a full mutual-to-stock conversion would raise more capital than we had current plans to deploy. Further, the minority stock issuance permits us to control the amount of capital being raised by selecting the percentage of shares to be sold in the offering. Additionally, the board of directors preferred to remain in the mutual holding company structure because it provides for the continued control of Hometown Bancorp by Hometown Bancorp MHC through its majority ownership position. We chose to sell 45% of our shares to the public, rather than a smaller portion, because we believe that we are raising the amount of capital we can effectively deploy and because the sale of a smaller number of shares would make it less likely that an active trading market for the shares would develop. We chose not to sell more than 45% of our shares to the public so that we would have the flexibility to issue authorized but unissued shares to fund future stock benefit plans without exceeding the regulatory limit on the percentage of shares that can be owned by persons other than Hometown Bancorp MHC.

As disclosed in the table appearing under “Use of Proceeds” on page     , Hometown Bancorp will retain between 20.2% and 37.8% of the net proceeds in the offering at the minimum and maximum of the offering range, respectively. Office of Thrift Supervision regulations require that Walden Federal receive at least 50% of the net proceeds from the offering. Walden Federal will receive more of the net proceeds from the offering as the offering range decreases so that Walden Federal’s tangible capital ratio following completion of the offering is at least 10%. Pursuant to Office of Thrift Supervision regulations, a 10% tangible capital ratio allows our employee stock ownership plan to acquire a number of shares equal to 3.92% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC, and allows us to acquire in the open market a number of shares of stock equal to 1.96% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC, that will be used to fund restricted stock awards.

Hometown Bancorp intends to initially invest the proceeds it retains from the offering in short-term, liquid investments, such as U.S. treasury and government agency securities, mortgage-backed securities and cash and cash equivalents, in order to supplement the interest income of Walden Federal and increase consolidated interest income. In the future, Hometown Bancorp may sell some or all of its investments and use the proceeds of those sales:

•	to pay dividends to stockholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to finance the possible acquisition of financial institutions or other businesses that are related to banking; and

•	for general corporate purposes.

Retention of a significant portion of the proceeds at Hometown Bancorp affords us the flexibility to downstream the proceeds to Walden Federal without prior regulatory approval, whereas a dividend or other contribution of funds to Hometown Bancorp from Walden Federal is subject to prior notice and approval from the Office of Thrift Supervision.

The offering will afford our directors, officers and employees the opportunity to become stockholders, which we believe to be an effective performance incentive and an effective means of attracting and retaining qualified personnel. The offering also will provide our customers and local community members with an opportunity to acquire our stock.

The disadvantages of the offering considered by the board of directors are the additional expense and effort of operating as a public company, the inability of stockholders other than Hometown Bancorp MHC to obtain majority ownership of Hometown Bancorp and Walden Federal, which may result in the perpetuation of our management and board of directors, and that new forms of corporate ownership and regulatory policies relating to the mutual holding company structure may be adopted from time to time which may have an adverse impact on stockholders other than Hometown Bancorp MHC.

Following the offering, a majority of our voting stock will still be owned by Hometown Bancorp MHC, which will be controlled by its board of directors. While this structure will permit management to focus on our long-term business strategy for growth and capital redeployment without undue pressure from stockholders, it will also serve to perpetuate our existing management and directors. Hometown Bancorp MHC will be able to elect all of the members of Hometown Bancorp’s board of directors, and will be able to control the outcome of most matters presented to our stockholders for resolution by vote. The matters as to which stockholders other than Hometown Bancorp MHC will be able to exercise voting control are limited and include any proposal to implement a stock-based incentive plan. No assurance can be given that Hometown Bancorp MHC will not take action adverse to the interests of other stockholders. For example, Hometown Bancorp MHC could prevent the sale of control of Hometown Bancorp or defeat a candidate for the board of directors of Hometown Bancorp or other proposals put forth by stockholders.

This offering does not preclude the conversion of Hometown Bancorp MHC from the mutual to stock form of organization in a “second-step conversion” in the future. No assurance can be given when, if ever, Hometown Bancorp MHC will convert to stock form or what conditions the Office of Thrift Supervision or other regulatory agencies may impose on such a transaction. See “Risk Factors” and “Summary– Possible Conversion of Hometown Bancorp MHC to Stock Form.”

Subscription Offering and Subscription Rights

Under the plan of stock issuance, we have granted rights to subscribe for our common stock to the following persons in the following order of priority:

1.	Persons with deposits in Walden Federal with balances aggregating $50 or more (“qualifying deposits”) as of the close of business on December 31, 2005 (“eligible account holders”).

2.	Our employee stock ownership plan.

3.	Persons with qualifying deposits in Walden Federal as of the close of business on March 31, 2007 (“supplemental eligible account holders”), other than our officers, directors and their associates.

4.	Depositors of Walden Federal as of the close of business on April 30, 2007, who are not eligible or supplemental eligible account holders, and borrowers of Walden Federal who had loans outstanding on February 7, 2006 and whose loans continue to be outstanding as of April 30, 2007 (“other members”).

The amount of common stock that any person may purchase will depend on the availability of the common stock after satisfaction of all subscriptions having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of stock issuance. See “—Limitations on Purchases of Shares.” All persons on a joint account will be counted as a single depositor for purposes of determining the maximum amount that may be subscribed for by owners of a joint account.

Priority 1: Eligible Account Holders. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each eligible account holder has the right to subscribe for up to the greater of:

•	$75,000 of common stock (which equals 7,500 shares);

•	one-tenth of 1% of the total offering of common stock to persons other than Hometown Bancorp MHC; or

•

15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders. The balance of qualifying deposits of all eligible account holders was $             million.

If there are insufficient shares to satisfy all subscriptions by eligible account holders, shares first will be allocated so as to permit each subscribing eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining eligible account holders whose subscriptions remain unfilled. Subscription rights of eligible account holders who are also executive officers or directors of Hometown Bancorp or Walden Federal or their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in Walden Federal in the one year period preceding December 31, 2005.

To ensure a proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts in which such eligible account holder had an ownership interest at December 31, 2005. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Priority 2: Tax-Qualified Employee Benefit Plans. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” our tax-qualified employee benefit plans have the right to purchase up to 10% of the shares of common stock issued in the offering, including shares issued to Hometown Bancorp MHC. As a tax-qualified employee benefit plan, our employee stock ownership plan intends to purchase 3.92% of the shares issued in the offering, including shares issued to Hometown Bancorp MHC. Subscriptions by the employee stock ownership plan will not be aggregated with shares of common stock purchased by any other participants in the offering, including subscriptions by our officers and directors, for the purpose of applying the purchase limitations in the plan of stock issuance. If eligible account holders subscribe for all of the shares being sold, no shares will be available for our tax-qualified employee benefit plans. However, if we increase the number of shares offered above the maximum of the offering range, the employee stock ownership plan will have a first priority right to purchase any shares exceeding that amount up to the amount of its subscription. If the plan’s subscription is not filled in its entirety, the employee stock ownership plan may purchase shares after the offering in the open market or with the approval of the Office of Thrift Supervision, directly from us.

Priority 3: Supplemental Eligible Account Holders. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each supplemental eligible account holder has the right to subscribe for up to the greater of:

•	$75,000 of common stock (which equals 7,500 shares);

•	one-tenth of 1% of the total offering of common stock to persons other than Hometown Bancorp MHC; or

•

15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the supplemental eligible account holder and the denominator is the total amount of qualifying deposits of all supplemental eligible account holders. The balance of qualifying deposits of all supplemental eligible account holders was $             million.

If eligible account holders and the employee stock ownership plan subscribe for all of the shares being sold, no shares will be available for supplemental eligible account holders. If shares are available for supplemental eligible account holders but there are insufficient shares to satisfy all subscriptions by supplemental eligible account holders, shares first will be allocated so as to permit each subscribing supplemental eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining supplemental eligible account holders whose subscriptions remain unfilled.

To ensure a proper allocation of stock, each supplemental eligible account holder must list on his or her stock order form all deposit accounts in which such supplemental eligible account holder had an ownership interest at March 31, 2007. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Priority 4: Other Members. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each other member has the right to purchase up to the greater of $75,000 of common stock (which equals 7,500 shares) or one-tenth of 1% of the total offering of common stock issued to persons other than Hometown Bancorp MHC. If eligible account holders, the employee stock ownership plan and supplemental eligible account holders subscribe for all of the shares being sold, no shares will be available for other members. If shares are available for other members but there are not sufficient shares to satisfy all subscriptions by other members, shares first will be allocated so as to permit each subscribing other member, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing other members in the proportion that each other member’s subscription bears to the total subscriptions of all such subscribing other members whose subscriptions remain unfilled.

To ensure a proper allocation of stock, each other member must list on his or her stock order form all deposit accounts in which such other member had an ownership interest at April 30, 2007 or each loan from Walden Federal that was outstanding on February 7, 2006 that continues to be outstanding on April 30, 2007. Failure to list an account or providing incorrect information could result in the loss of all or part of a subscriber’s stock allocation.

Expiration Date for the Subscription Offering. The subscription offering, and all subscription rights under the plan of stock issuance, will terminate at 4:00 p.m., Eastern time, on [DATE1], 2007. We will not accept orders for common stock in the subscription offering received after that time. We will make reasonable attempts to provide a prospectus and related offering materials to holders of subscription rights; however, all subscription rights will expire on the expiration date whether or not we have been able to locate each person entitled to subscription rights.

Office of Thrift Supervision regulations require that we complete the sale of common stock within 45 days after the close of the subscription offering. If the sale of the common stock is not completed within that period, all funds received will be returned promptly with interest at our passbook rate and without deduction of any fees and all withdrawal authorizations will be canceled unless we receive approval of the Office of Thrift Supervision to extend the time for completing the offering. If regulatory approval of an extension of the time period has been granted, we will notify all subscribers of the extension and of the duration of any extension that has been granted, and subscribers will have the right to confirm, change or cancel their purchase orders. If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest, or withdrawal authorizations will be canceled. No single extension can exceed 90 days.

Persons in Non-Qualified States. We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock under the plan of stock issuance reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or who resides in a state of the United States in which (1) only a small number of persons otherwise eligible to subscribe for shares of common stock reside; (2) the granting of subscription rights or the offer or sale of shares to such person would require that we or our officers or directors register as a broker, dealer, salesman or selling agent under the securities laws of the state, or register or otherwise qualify the subscription rights or common stock for sale or qualify as a foreign corporation or file a consent to service of process; or (3) we determine that compliance with that state’s securities laws would be impracticable or unduly burdensome for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares. Subscription rights are nontransferable. You may not transfer, or enter into any agreement or understanding to transfer, the legal or beneficial ownership of your subscription rights issued under the plan of stock issuance or the shares of common stock to be issued upon exercise of your subscription rights. Your subscription rights may be exercised only by you and only for your own account. When registering your stock purchase on the order form, you should not add the name(s) of persons who have no subscription rights or who qualify in a lower purchase priority than you do. Doing so may jeopardize your subscription rights. If you exercise your subscription rights, you will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or a subscriber’s shares of common stock before the completion of the offering.

If you sell or otherwise transfer your rights to subscribe for common stock in the subscription offering or subscribe for common stock on behalf of another person, you may forfeit those rights and face possible further sanctions and penalties imposed by the Office of Thrift Supervision or another agency of the U.S. Government. Illegal transfers of subscription rights, including agreements made prior to completion of the offering to transfer shares after the offering, have been subject to enforcement actions by the Securities and Exchange Commission as violations of Rule 10b-5 of the Securities Exchange Act of 1934.

We intend to report to the Office of Thrift Supervision and the Securities and Exchange Commission anyone who we believe sells or gives away their subscription rights. We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Direct Community Offering

To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, we may, in our discretion, offer shares to the general public in a direct community offering. In the direct community offering, preference will be given to natural persons and trusts of natural persons who are residents of Orange County, New York (“preferred subscribers”).

We will consider a person to be resident of Orange County if he or she occupies a dwelling in the county, has the intent to remain for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence together with an indication that such presence is something other than merely transitory in nature. We may utilize depositor or loan records or other evidence provided to us to make a determination as to a person’s resident status. In all cases, the determination of residence status will be made by us in our sole discretion.

Purchasers in the direct community offering are eligible to purchase up to $75,000 of common stock (which equals 7,500 shares). If shares are available for preferred subscribers in the direct community offering but there are insufficient shares to satisfy all of their orders, the available shares will be allocated first to each preferred subscriber whose order we accept in an amount equal to the lesser of 100 shares or the number of shares ordered by each such subscriber, if possible. After that, unallocated shares will be allocated among the remaining preferred subscribers whose orders remain unsatisfied on an equal number of shares per order basis until all available shares have been allocated. If, after filling the orders of preferred subscribers in the direct community offering, shares are available for other subscribers in the direct community offering but there are insufficient shares to satisfy all orders, shares will be allocated in the same manner as for preferred subscribers.

The direct community offering, if held, may commence concurrently with or subsequent to the subscription offering and will terminate no later than 45 days after the close of the subscription offering unless extended by us, with approval of the Office of Thrift Supervision. If we receive regulatory approval for an extension, all subscribers will be notified of the extension and of the duration of any extension that has been granted, and will have the right to confirm, change or cancel their orders. If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be promptly returned with interest.

The opportunity to subscribe for shares of common stock in the direct community offering is subject to our right to reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Syndicated Community Offering or Underwritten Public Offering

The plan of stock issuance provides that, if necessary, all shares of common stock not purchased in the subscription offering and direct community offering may be offered for sale to the general public in a syndicated community offering to be managed by Sandler O’Neill & Partners, L.P., acting as our agent. In such capacity, Sandler O’Neill & Partners, L.P. may form a syndicate of other brokers-dealers who are NASD member firms. Alternatively, we may sell any remaining shares in an underwritten public offering. Neither Sandler O’Neill & Partners, L.P. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, Sandler O’Neill & Partners, L.P. has agreed to use its best efforts in the sale of shares in any syndicated community offering. We have not selected any particular broker-dealers to participate in a syndicated community offering and will not do so until prior to the commencement of any syndicated community offering. The syndicated community offering would terminate no later than 45 days after the expiration of the subscription offering, unless extended by us, with approval of the Office of Thrift Supervision. See “—Direct Community Offering” above for a discussion of rights of subscribers in the event an extension is granted.

The opportunity to subscribe for shares of common stock in the syndicated community offering or underwritten public offering is subject to our right in our sole discretion to accept or reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Common stock sold in the syndicated community offering also will be sold at the $10.00 per share purchase price. Purchasers in the syndicated community offering are eligible to purchase up to $75,000 of common stock (which equals 7,500 shares). We may begin the syndicated community offering or underwritten public offering at any time following the commencement of the subscription offering.

If we are unable to find purchasers from the general public for all unsubscribed shares, we will make other purchase arrangements, if feasible. Other purchase arrangements must be approved by the Office of Thrift Supervision and may provide for purchases for investment purposes by directors, officers, their associates and other persons in excess of the limitations provided in the plan of stock issuance and in excess of the proposed director and executive officer purchases discussed earlier, although no such purchases are currently intended. If other purchase arrangements cannot be made, we may either: terminate the stock offering and promptly return all funds; promptly return all funds, set a new offering range and give all subscribers the opportunity to place a new order for shares of Hometown Bancorp common stock; or take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.

Limitations on Purchases of Shares

In addition to the purchase limitations described above under “—Subscription Offering and Subscription Rights,” “—Direct Community Offering” and “—Syndicated Community Offering or Underwritten Public Offering,” the plan of stock issuance provides for the following purchase limitations:

•

The aggregate amount of our outstanding common stock owned or controlled by persons other than Hometown Bancorp MHC at the close of the offering must be less than 50% of our total outstanding common stock.

•

No individual (or individuals exercising subscription rights through a single qualifying deposit account or loan) may purchase more than $75,000 of common stock (which equals 7,500 shares), subject to increase as described below.

•

Except for our tax-qualified employee benefit plans, no person together with associates of or persons acting in concert with such person may purchase in the aggregate more than $100,000 of common stock (which equals 10,000 shares), subject to increase as described below.

•	Each subscriber must subscribe for a minimum of 25 shares.

•

The aggregate amount of common stock acquired in the offering by any non-tax-qualified employee plan or any management person and his or her associates may not exceed 4.9% of the (i) outstanding shares of common stock at the conclusion of the offering or (ii) the stockholders’ equity of Hometown Bancorp at the conclusion of the offering. In calculating the number of shares held by management persons and their associates, shares held by any tax-qualified or non-tax-qualified employee stock benefit plan that are attributable to such person will not be counted.

•

The aggregate amount of common stock acquired in the offering by any one or more tax-qualified employee plans, exclusive of any shares of common stock acquired by such plans in the secondary market, may not exceed 4.9% of (i) the outstanding shares of common stock at the conclusion of the offering or (ii) the stockholders’ equity of the Hometown Bancorp at the conclusion of the offering.

•

The aggregate amount of common stock acquired in the offering by all of our stock benefit plans, other than the employee stock ownership plan, may not exceed 25% of the outstanding common stock held by persons other than Hometown Bancorp MHC.

•

The aggregate amount of common stock acquired in the offering by all non-tax-qualified employee plans or management persons and their associates, exclusive of any common stock acquired by such plans or persons in the secondary market, may not exceed 33% of (i) the outstanding shares of common stock held by persons other than Hometown Bancorp MHC at the conclusion of the offering or (ii) the stockholders’ equity of Hometown Bancorp held by persons other than Hometown Bancorp MHC at the conclusion of the offering. In calculating the number of shares held by management persons and their associates, shares held by any tax-qualified or non-tax-qualified employee stock benefit plan that are attributable to such persons will not be counted.

We may, in our sole discretion, increase the individual and/or aggregate purchase limitation to up to 5% of the shares of common stock sold in the offering to persons other than Hometown Bancorp MHC. We do not intend to increase the maximum purchase limitation unless market conditions warrant. If we decide to increase the purchase limitations, persons who subscribed for the maximum number of shares of common stock will be given the opportunity to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights. We, in our discretion, also may give other large subscribers the right to increase their subscriptions.

In the event that we increase the maximum purchase limitation to more than 2% of the shares sold in the offering, orders for common stock in the syndicated community offering will be filled first to a maximum of 2% of the total number of shares sold in the offering and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all available shares have been allocated.

In the event that we increase the maximum purchase limitation to 5% of the shares of common stock sold in the offering, we may further increase the maximum purchase limitation to 9.99%, provided that orders for common stock exceeding 5% of the shares of common stock sold in the offering may not exceed in the aggregate 10% of the total shares of common stock sold in the offering.

The plan of stock issuance defines “acting in concert” to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not by an express agreement or understanding; or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose under any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. In general, a person who acts in concert with another party will also be deemed to be acting in concert with any person who is also acting in concert with that other party. We may presume that certain persons are acting in concert based upon, among other things, joint account relationships and the fact that persons may have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to other companies. For purposes of the plan of stock issuance, our directors are not deemed to be acting in concert solely by reason of their board membership.

The plan of stock issuance defines “associate,” with respect to a particular person, to mean:

•

a corporation or organization other than Hometown Bancorp MHC, Hometown Bancorp or Walden Federal or a majority-owned subsidiary of Hometown Bancorp MHC, Hometown Bancorp or Walden Federal of which a person is a senior officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities of such corporation or organization;

•	a trust or other estate in which a person has a substantial beneficial interest or as to which a person serves as a trustee or a fiduciary; and

•

any person who is related by blood or marriage to such person and who lives in the same home as such person or who is a director or senior officer of Hometown Bancorp MHC, Hometown Bancorp or Walden Federal or any of their subsidiaries.

For example, a corporation of which a person serves as an officer would be an associate of that person and, therefore, all shares purchased by the corporation would be included with the number of shares that the person could purchase individually under the purchase limitations described above. We have the right in our sole discretion to reject any order submitted by a person whose representations we believe to be false or who we otherwise believe, either alone or acting in concert with others, is violating or circumventing, or intends to violate or circumvent, the terms and conditions of the plan of stock issuance. Directors and officers are not treated as associates of each other solely by virtue of holding such positions. We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.”

Marketing Arrangements

Offering materials have been initially distributed to certain persons by mail, with additional copies made available through our stock offering center and Sandler O’Neill & Partners, L.P. All prospective purchasers are to send payment directly to the stock information center, where such funds will be deposited in a segregated escrow account or, at our discretion, in an escrow account at an independent insured depository institution, and not released until the offering is completed or terminated.

We have engaged Sandler O’Neill & Partners, L.P., a broker-dealer registered with the National Association of Securities Dealers, Inc., as a financial and marketing advisor in connection with the offering of our common stock. In its role as financial and marketing advisor, Sandler O’Neill & Partners, L.P. will assist us in the offering as follows:

•	consulting as to the securities market implications of any aspect of the plan of stock issuance;

•	reviewing with our board of directors the financial impact of the offering on us based upon the independent appraiser’s appraisal of the common stock;

•	reviewing all offering documents, including the prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

•	assisting in the design and implementation of a marketing strategy for the offering;

•	assisting us in scheduling and preparing for meetings with potential investors and broker-dealers; and

•	providing such other general advice and assistance as may be requested to promote the successful completion of the offering.

For these services, Sandler O’Neill & Partners, L.P. will receive a fee of $135,000. We have made an advance payment of $25,000 to Sandler O’Neill & Partners, L.P. for expenses. Any unused portion of this advance will be refunded if the offering is not consummated. If there is a syndicated community offering, the total fees paid to Sandler O’Neill & Partners, L.P. and other NASD member firms in the syndicated community offering will not exceed 5.5% of the aggregate dollar amount of the common stock sold in the syndicated community offering.

We also will reimburse Sandler O’Neill & Partners, L.P. for its legal fees and expenses associated with its marketing effort, up to a maximum of $60,000. If the plan of stock issuance is terminated or if Sandler O’Neill & Partners, L.P. terminates its agreement with us in accordance with the provisions of the agreement, Sandler O’Neill & Partners, L.P. will only receive reimbursement of its reasonable out-of-pocket expenses. We will indemnify Sandler O’Neill & Partners, L.P. against liabilities and expenses (including legal fees) incurred in connection with certain claims or liabilities arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933.

We have also engaged Sandler O’Neill & Partners, L.P. to act as records management agent in connection with the offering. In its role as records management agent, Sandler O’Neill & Partners, L.P. will assist us in the offering as follows: (1) consolidation of accounts; (2) preparation of order forms; (3) organization and supervision of the stock offering center; and (4) subscription services. For these services, Sandler O’Neill & Partners, L.P. will receive a fee of $15,000 and reimbursement for its reasonable out-of-pocket expenses. We have made an advance payment of $5,000 to Sandler O’Neill & Partners, L.P. for these services.

Sandler O’Neill & Partners, L.P. has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for common stock, nor has it prepared an opinion as to the fairness to us of the purchase price or the terms of the common stock to be sold. Sandler O’Neill & Partners, L.P. expresses no opinion as to the prices at which common stock to be issued may trade.

Our directors and executive officers may participate in the offering. However, such participation will be limited to answering questions about Hometown Bancorp. In addition, trained employees may provide ministerial services, such as providing clerical work in effecting a sales transaction or answering questions of a ministerial nature. Questions by prospective purchasers regarding the offering process will be directed to registered representatives of Sandler O’Neill & Partners, L.P. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, so as to permit officers, directors and employees to participate in the sale of the common stock. No officer, director or employee will be compensated for his or her participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common stock. The offering will comply with the requirements of Rule 10b-9 under the Securities Exchange Act of 1934, as amended.

Description of Sales Activities

Hometown Bancorp will offer the common stock in the subscription offering and direct community offering principally by the distribution of this prospectus and through activities conducted at our Stock Information Center. The Stock Information Center, which will be staffed by one or more employees of Sandler O’Neill & Partners, L.P., is expected to operate during normal business hours throughout the subscription offering and direct community offering. Employees of Sandler O’Neill & Partners, L.P. will be responsible for mailing materials relating to the offering, responding to questions regarding the offering and processing stock orders.

Sales of common stock will be made by registered representatives affiliated with Sandler O’Neill & Partners, L.P. or by the selected dealers managed by Sandler O’Neill & Partners, L.P. Walden Federal’s officers and employees may participate in the offering in clerical capacities, providing administrative support in effecting sales transactions or, when permitted by state securities laws, answering questions of a mechanical nature relating to the proper execution of the order form. Walden Federal’s officers may answer questions regarding our business when permitted by state securities laws. Other questions of prospective purchasers, including questions as to the advisability or nature of the investment, will be directed to registered representatives. Walden Federal’s directors, officers and employees have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock.

None of Walden Federal’s officers, directors or employees will be compensated, directly or indirectly, for any activities in connection with the offer or sale of securities issued in the reorganization.

None of Walden Federal’s personnel participating in the offering is registered or licensed as a broker or dealer or an agent of a broker or dealer. Walden Federal’s personnel will assist in the above-described sales activities under an exemption from registration as a broker or dealer provided by Rule 3a4-1 promulgated under the Securities Exchange Act of 1934. Rule 3a4-1 generally provides that an “associated person of an issuer” of securities will not be deemed a broker solely by reason of participation in the sale of securities of the issuer if the associated person meets certain conditions. These conditions include, but are not limited to, that the associated person participating in the sale of an issuer’s securities not be compensated in connection with the offering at the time of participation, that the person not be associated with a broker or dealer and that the person observe certain limitations on his or her participation in the sale of securities. For purposes of this exemption, “associated person of an issuer” is defined to include any person who is a director, officer or employee of the issuer or a company that controls, is controlled by or is under common control with the issuer.

Procedure for Purchasing Shares in the Subscription and Direct Community Offerings

Prospectus Delivery. To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to the expiration date or hand delivered any later than two days prior to that date. We are not obligated to deliver a prospectus or order form by means other than U.S. Mail. Execution of an order form will confirm receipt of delivery of a prospectus in accordance with Rule 15c2-8. Stock order forms will be distributed only if preceded or accompanied by a prospectus.

Termination of Offering; Rejection of Orders. We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal holds and promptly return all funds submitted, with interest calculated at Walden Federal’s passbook savings rate from the date of receipt, and without deduction of any fees.

We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of stock issuance.

Use of Order Forms. In order to purchase shares of common stock in the subscription offering and direct community offering, you must submit a properly completed and signed original stock order form. We will not be required to accept orders submitted on photocopied or facsimiled stock order forms. All order forms must be received by our Stock Information Center (not postmarked) prior to              Eastern time on [DATE1], 2007. Your order form must be accompanied by full payment for all of the shares subscribed for or include appropriate authorization in the space provided on the order form for withdrawal of full payment from a deposit account with Walden Federal. You may submit your order form and payment in one of three ways: by mail using the reply envelope provided, by overnight delivery to the indicated address noted on the form or by hand delivery to our main office. Order forms will not be accepted at our branch offices. Our interpretation of the terms and conditions of the plan of stock issuance and of the acceptability of the order forms will be final.

We need not accept order forms that are received after the expiration of the subscription offering or direct community offering, as the case may be, or that are executed defectively or that are received without full payment or without appropriate withdrawal instructions. We have the right to waive or permit the correction of incomplete or improperly executed order forms, but do not represent that we will do so. Once received, an executed order form may not be modified, amended or rescinded without our consent unless the offering has not been completed within 45 days after the end of the subscription offering, unless extended.

To ensure that your stock purchase eligibility and priority are properly identified, you must list all qualifying deposit accounts or loans on the order form, giving all names in each account and the account number. We will strive to identify your ownership in all accounts, but cannot guarantee we will identify all accounts in which you have an ownership interest. When entering the stock registration on your order form, you should not add the name(s) of persons without subscription rights, or who qualify only in a lower purchase priority than you. Joint registration of shares purchased in the subscription offering will be allowed only if the qualifying deposit account is so registered.

The reverse side of the order form contains a regulatorily mandated certification form. We will not accept order forms where the certification form is not executed. By executing and returning the certification form, you will be certifying that you received this prospectus and acknowledging that the common stock is not a deposit account and is not insured or guaranteed by the federal government. You also will be acknowledging that you received disclosure concerning the risks involved in this offering. The certification form could be used as support to show that you understand the nature of this investment.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made only by:

•

Personal check, bank check or money order made payable directly to Hometown Bancorp, Inc. (you may not remit Walden Federal line of credit checks, and we will not accept wire transfers or third party checks, including those payable to you and endorsed over to Hometown Bancorp, Inc.); or

•	Authorization of withdrawal from the types of Walden Federal deposit account(s) provided for on the order form.

Checks and money orders will be cashed immediately and the subscription funds will be held by Walden Federal in a segregated escrow account or, at our discretion, in an escrow account at an independent insured depository institution. Interest will be paid on payments made by check, bank check or money order at our passbook rate from the date payment is received at the Stock Information Center until the completion or termination of the offering.

If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the offering, unless the certificate matures after the date of receipt of the order form but before closing or termination of the offering, in which case funds will earn interest at the passbook rate from the date of maturity until the offering is completed or terminated. For authorized withdrawals, a hold will be placed on the funds, making them unavailable to the depositor during the offering. When the offering is completed, the funds will be withdrawn and used to purchase the shares of common stock ordered.

“In the event a syndicated community offering is conducted, in accordance with Rule 15c2-4 of the Securities Exchange Act of 1934, as amended, selected dealers will be required to forward the executed order form and the funds to Hometown Bancorp for deposit in the segregated deposit account at Walden Federal by noon of the business day following receipt by the selected dealer of the order form or the execution of the order form by the selected-dealer on behalf of a purchaser.”

The shares of common stock issued in the offering cannot and will not be insured by the Federal Deposit Insurance Corporation or any other government agency. If the offering is not consummated for any reason, all funds submitted will be promptly refunded with interest as described above.

If a subscriber authorizes us to withdraw the amount of the purchase price from his or her deposit account, we will do so as of the completion of the offering, though the account must contain the full amount necessary for payment at the time the subscription order is received. On your order form, please do not designate a withdrawal from accounts with check-writing privileges. Please submit a check instead. We will waive any applicable penalties for early withdrawal from certificate of deposit accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time funds are actually withdrawn, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at our passbook rate. You may not authorize direct withdrawal from a Walden Federal IRA. If you wish to use funds in your Walden Federal IRA to purchase shares of our common stock, please refer to the following section.

The employee stock ownership plan will not be required to pay for the shares subscribed for at the time it subscribes, but rather may pay for shares of common stock subscribed for upon the completion of the offering; provided that there is in force from the time of its subscription until the completion of the offering a loan commitment from an unrelated financial institution or from us to lend to the employee stock ownership plan, at that time, the aggregate purchase price of the shares for which it subscribed.

We may, in our sole discretion, permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for such shares of common stock for which they subscribe in the direct community offering at any time prior to the 48 hours before the completion of the offering. This payment may be made by wire transfer.

Using IRA Funds To Purchase Shares. Our individual retirement accounts (IRAs) do not permit investment in common stock. A depositor interested in using his or her IRA funds to purchase common stock must do so through a self-directed IRA. Since we do not offer those accounts, we will allow a depositor to make a trustee-to-trustee transfer of funds in a Walden Federal IRA to a trustee offering a self-directed IRA program. There will be no early withdrawal or Internal Revenue Service interest penalties for such transfers. The new trustee would hold the common stock in a self-directed account in the same manner as we now hold the depositor’s IRA funds. An annual administrative fee may be payable to the new trustee. Depositors interested in using funds in a Walden Federal IRA or any other IRA to purchase common stock should contact the Stock Information Center at least two weeks before [DATE1], 2007 because processing such transactions takes additional time. Whether or not you may use retirement funds for the purchase of shares in the offering depends on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

How We Determined the Offering Range and the $10.00 Purchase Price

Federal regulations require that the aggregate purchase price of the securities sold in connection with the offering be based upon our estimated pro forma value on a fully converted basis, as determined by an independent appraisal. The term “fully converted” means that the appraiser assumed that 100% of our stock had been sold to the public. We have retained FinPro, Inc., which is experienced in the evaluation and appraisal of business entities, to prepare the independent appraisal. FinPro will receive fees totaling $30,000 for its appraisal services, plus reasonable out-of-pocket expenses. We have agreed to indemnify FinPro under certain circumstances against liabilities and expenses, including legal fees, arising out of, related to, or based upon the offering.

FinPro prepared the appraisal taking into account the pro forma impact of the offering. For its analysis, FinPro undertook substantial investigations to learn about our business and operations. We supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, FinPro reviewed our stock issuance application as filed with the Office of Thrift Supervision and our registration statement as filed with the Securities and Exchange Commission. Furthermore, FinPro visited our facilities and had discussions with our management. FinPro did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on FinPro in connection with its appraisal.

In connection with its appraisal, FinPro reviewed the following factors, among others:

•	the economic and demographic conditions of our primary market area;

•	our financial performance and condition in relation to publicly traded, fully converted financial institution holding companies that FinPro deemed comparable to us;

•	the specific terms of the offering of our common stock;

•	the pro forma impact of the additional capital raised in the reorganization;

•	our proposed dividend policy;

•	conditions of securities markets in general; and

•	the market for thrift institution common stock in particular.

Consistent with Office of Thrift Supervision appraisal guidelines, FinPro’s analysis utilized three selected valuation procedures, the price/book method, the price/core earnings method, and the price/assets method, all of which are described in its report. FinPro’s appraisal report is filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.” FinPro placed the greatest emphasis on the price/book method in estimating pro forma market value. FinPro compared the pro forma price/book and price/tangible book for Hometown Bancorp to the same ratios for a peer group of comparable companies. The peer group consisted of 11 publicly traded mutual holding companies based in the New England and Mid-Atlantic regions of the United States. The peer group included companies with:

•	median assets of $312.3 million;

•	median non-performing assets of 0.30% of total assets;

•	median loans of 64.87% of total assets;

•	median equity of 13.21% of total assets; and

•	median income of 0.45% of average assets.

On the basis of the analysis in its report, FinPro has advised us that, in its opinion, as of March 5, 2007, our estimated pro forma market value on a fully converted basis was within the valuation range of $15,300,000 and $20,070,000 with a midpoint of $18,000,000.

The following table presents a summary of selected pricing ratios for Hometown Bancorp on a fully-converted basis, for the peer group companies on a fully-converted basis and for all publicly traded thrifts. Compared to the median pricing ratios of the peer group, Hometown Bancorp’s pro forma pricing ratios at the maximum of the offering range indicated a discount of 17.84% on a price-to-tangible book value basis, a discount of 18.35% on a price-to-tangible book value basis and a discount of 25.48% on a price-to-core earnings basis. FinPro believes that the discounts to the peer group are appropriate based upon downward adjustments to our pro forma market value to take into account the lack of trading liquidity, asset size and weaker asset quality relative to the peer group.

	Fully Converted Price to Core Earnings Multiple(1)		Fully Converted Price to Book Value Ratio	Fully Converted Price to Tangible Book Value Ratio
Hometown Bancorp (pro forma on a fully-converted basis):
Minimum	16.39	x	71.89%	71.89%
Midpoint	18.52	x	76.05%	76.05%
Maximum	20.41	x	79.49%	79.49%
Maximum, as adjusted	22.73	x	82.71%	82.71%

Peer Group:
Average	33.27	x	89.93%	94.93%
Median	27.39	x	91.15%	96.75%

All fully-converted, publicly-traded thrifts:
Average	23.81	x	136.54%	159.47%
Median	17.55	x	125.80%	141.40%

(1)	Ratios are based on earnings for the 12 months ended December 31, 2006 and share prices as of March 5, 2007.

Our board of directors reviewed FinPro’s appraisal report, including the methodology and the assumptions used by FinPro, and determined that the valuation range was reasonable and adequate. Our board of directors determined that 45% of the shares of our common stock should be sold in the offering at a purchase price of $10.00 per share. Multiplying this percentage by FinPro’s valuation range yielded an offering range of $6,885,000 to $9,315,000, with a midpoint of $8,100,000. Dividing these dollar amounts by the purchase price resulted in an offering range of between 688,500 and 931,500 shares, with a midpoint of 810,000 shares. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the requirement under Office of Thrift Supervision regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock and desired liquidity in the common stock after the offering.

Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with the approval of the Office of Thrift Supervision, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.

If, upon completion of the subscription offering, at least the minimum number of shares are subscribed for, FinPro, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of our pro forma market value as of the close of the subscription offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, FinPro determines that our pro forma market value has increased, we may sell up to 1,071,225 shares without any further notice to you.

No shares will be sold unless FinPro confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that statement, the offering may be canceled, a new offering range and price per share set and new subscription, community and syndicated community offerings held. Under those circumstances, all funds would be promptly returned and all subscribers would be given the opportunity to place a new order. If the offering is terminated all subscriptions will be cancelled and subscription funds will be returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts will be released. If FinPro establishes a new valuation range, it must be approved by the Office of Thrift Supervision.

In formulating its appraisal, FinPro relied upon the truthfulness, accuracy and completeness of all documents we furnished to it. FinPro also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While FinPro believes this information to be reliable, FinPro does not guarantee the accuracy or completeness of the information and did not independently verify the financial statements and other data provided by us or independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of purchasing shares of common stock. Moreover, because the appraisal must be based on many factors that change periodically, there is no assurance that purchasers of shares in the offering will be able to sell shares after the offering at prices at or above the purchase price.

Copies of the appraisal report of FinPro, including any amendments to the report, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at our main office and the other locations specified under “Where You Can Find More Information.”

Delivery of Certificates

Certificates representing the common stock sold in the offering will be mailed by our transfer agent to the persons whose subscriptions or orders are filled at the addresses of such persons designated on the stock order form as soon as practicable following completion of the offering. We will hold certificates returned as undeliverable until claimed by the persons legally entitled to the certificates or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, subscribers may not be able to sell their shares, even though trading of the common stock will have commenced.

Restrictions on Repurchase of Stock

Under Office of Thrift Supervision regulations, for a period of one year from the date of the completion of the offering we may not repurchase any of our common stock from any person, except (1) in an offer made to all stockholders to repurchase the common stock on a pro rata basis, approved by the Office of Thrift Supervision, (2) the repurchase of qualifying shares of a director, or (3) repurchases to fund restricted stock plans or tax-qualified employee stock benefit plans. Where extraordinary circumstances exist, the Office of Thrift Supervision may approve the open market repurchase of up to 5% of our common stock during the first year following the offering. To receive such approval, we must establish compelling and valid business purposes for the repurchase to the satisfaction of the Office of Thrift Supervision. Furthermore, repurchases of any common stock are prohibited if they would cause Walden Federal’s regulatory capital to be reduced below the amount required under the regulatory capital requirements imposed by the Office of Thrift Supervision.

Restrictions on Transfer of Shares After the Reorganization Applicable to Officers and Directors

Common stock purchased in the offering will be freely transferable, except for shares purchased by our directors and executive officers.

Shares of common stock purchased by our directors and executive officers and their associates may not be sold for a period of one year following the offering, except upon the death of the stockholder or unless approved by the Office of Thrift Supervision. Shares purchased by these persons in the open market after the offering will be free of this restriction. Shares of common stock issued to directors and executive officers will bear a legend giving appropriate notice of the restriction and, in addition, we will give appropriate instructions to our transfer agent with respect to the restriction on transfers. Any shares issued to directors and executive officers as a stock dividend, stock split or otherwise with respect to restricted common stock will be similarly restricted.

Persons affiliated with us, including our directors and executive officers, received subscription rights based only on their accounts with Walden Federal as account holders. While this aspect of the offering makes it difficult, if not impossible, for insiders to purchase stock for the explicit purpose of meeting the minimum of the offering, any purchases made by persons affiliated with us for the explicit purpose of meeting the minimum of the offering must be made for investment purposes only, and not with a view towards redistribution. Furthermore, as set forth above, Office of Thrift Supervision regulations restrict sales of common stock purchased in the offering by directors and executive officers for a period of one year following the offering.

Purchases of outstanding shares of our common stock by directors, officers, or any person who becomes an executive officer or director after adoption of the plan of stock issuance, and their associates, during the three-year period following the offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to the purchase of stock under stock benefit plans.

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the common stock to be issued in the offering. This registration does not cover the resale of the shares. Shares of common stock purchased by persons who are not affiliates of us may be resold without registration. Shares purchased by an affiliate of us will have resale restrictions under Rule 144 of the Securities Act. If we meet the current public information requirements of Rule 144, each affiliate of ours who complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares or the average weekly volume of trading in the shares during the preceding four calendar weeks. We may make future provision to permit affiliates to have their shares registered for sale under the Securities Act of 1933 under certain circumstances.

Material Income Tax Consequences

In connection with the stock offering we have received an opinion of counsel with respect to federal tax laws that no gain or loss will be recognized by account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. We believe that the tax opinion summarized below addresses all material federal income tax consequences that are generally applicable to persons receiving subscription rights.

Muldoon Murphy & Aguggia LLP has issued an opinion to us that, for federal income tax purposes:

•

it is more likely than not that the fair market value of the non-transferable subscription rights to purchase shares of common stock of Hometown Bancorp to be issued to eligible account holders, supplemental eligible account holders and other members is zero and, accordingly, that no income will be realized by eligible account holders, supplemental eligible account holders and other members upon the issuance to them of the subscription rights or upon the exercise of the subscription rights;

•

it is more likely than not that the tax basis to the holders of shares of common stock purchased in the stock offering pursuant to the exercise of the subscription rights will be the amount paid therefor, and that the holding period for such shares of common stock will begin on the date of completion of the stock offering; and

•	the holding period for shares of common stock purchased in the direct community offering or syndicated community offering will begin on the day after the date of the purchase.

The statements set forth in the first and second bullet points above are based on the position that the subscription rights do not have any market value at the time of distribution or at the time they are exercised. Whether subscription rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. According to our counsel, the Internal Revenue Service will not issue rulings on whether subscription rights have a market value. Counsel has also advised us that they are unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights have a market value. Counsel also noted that the subscription rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase our common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock.

Unlike a private letter ruling issued by the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached in the opinion. If there is a disagreement, no assurance can be given that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.

The opinion of Muldoon Murphy & Aguggia LLP is filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Interpretation, Amendment and Termination

To the extent permitted by law, all interpretations by us of the plan of stock issuance will be final; however, such interpretations have no binding effect on the Office of Thrift Supervision. The plan of stock issuance provides that, if deemed necessary or desirable, we may substantively amend the plan of stock issuance as a result of comments from regulatory authorities or otherwise.

Completion of the offering requires the sale of all shares of the common stock within 90 days following approval of the plan of stock issuance by the Office of Thrift Supervision, unless an extension is granted by the Office of Thrift Supervision. If this condition is not satisfied, the plan of stock issuance will be terminated and we will continue our business as a wholly owned subsidiary of Hometown Bancorp MHC. We may terminate the plan of stock issuance at any time prior to completion of the offering.

Restrictions on Acquisition of Hometown Bancorp

General

Certain provisions in the charter and bylaws of Hometown Bancorp may have antitakeover effects. In addition, regulatory restrictions may make it more difficult for persons or companies to acquire control of us.

Mutual Holding Company Structure

Hometown Bancorp MHC will own a majority of the outstanding common stock of Hometown Bancorp after the offering and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. For example, Hometown Bancorp MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of Hometown Bancorp. It will not be possible for another entity to acquire Hometown Bancorp without the consent of Hometown Bancorp MHC. Hometown Bancorp MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of Hometown Bancorp.

Charter and Bylaws of Hometown Bancorp

Although our board of directors is not aware of any effort that might be made to obtain control of us after the offering, the board of directors believed it appropriate to adopt certain provisions permitted by federal regulations that may have the effect of deterring a future takeover attempt that is not approved by our board of directors. The following description of these provisions is only a summary and does not provide all of the information contained in our charter and bylaws. See “Where You Can Find More Information” as to where to obtain a copy of these documents.

Beneficial Ownership Limitation. Our charter provides that for a period of five years from the date of the consummation of the initial stock offering of Hometown Bancorp, no person other than Hometown Bancorp MHC may acquire directly or indirectly the beneficial ownership of more than 10% of any class of an equity security of Hometown Bancorp. In the event a person acquires shares in violation of this provision, all shares beneficially owned by such person in excess of 10% will be considered “excess shares” and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. This provision does not apply to a transaction in which Hometown Bancorp fully converts from the mutual holding company form of organization.

Board of Directors.

Classified Board. Our board of directors is divided into three classes as nearly as equal in number as possible. The stockholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of Hometown Bancorp.

Filling of Vacancies; Removal. The bylaws provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled by a vote of a majority of the remaining directors although less than a quorum of the board of directors then in office. A person elected to fill a vacancy on the board of directors will serve until the next election of directors by the stockholders. Our bylaws provide that a director may be removed from the board of directors prior to the expiration of his or her term only for cause and only upon the vote of a majority of the outstanding shares of voting stock. These provisions make it more difficult for stockholders to remove directors and replace them with their own nominees.

No Provision for Cumulative Voting. The bylaws of Hometown Bancorp provide that no shares will be entitled to cumulative voting. The prohibition of cumulative voting makes it more difficult for a stockholder group to elect a director nominee.

Qualification. The bylaws provide that no person will be eligible to serve on the board of directors who (1) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, or (2) is a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) has been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency.

The bylaws also provide that to be eligible for election, reelection, appointment or reappointment to the board of directors, a person must reside within a county in which we maintain an office or in a county contiguous to such county within New York.

Stockholder Action by Written Consent; Special Meetings of Stockholders. Our stockholders must act only through an annual or special meeting or by unanimous written consent. The bylaws provide that the chairman of the board of directors, the president or a majority of the board of directors or holders of 10% or more of our outstanding shares may request the calling of a special meeting. The provisions of our charter and bylaws limiting stockholder action by written consent and calling of special meetings of stockholders may have the effect of delaying consideration of a stockholder proposal until the next annual meeting, unless a special meeting is called in accordance with the provisions of the bylaws.

Advance Notice Provisions for Stockholder Nominations and Proposals. Our bylaws establish an advance notice procedure for stockholders to nominate directors or bring other business before an annual meeting of stockholders. Advance notice of nominations or proposed business by stockholders gives the board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the board of directors, to inform stockholders and make recommendations about those matters.

Stockholder Nominations. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the board of directors or by a stockholder who has given appropriate notice to Hometown Bancorp before the meeting. Stockholder nominations must be in writing and delivered to the Secretary of Hometown Bancorp at least 30 days prior to the date of the annual meeting; provided, however, that in the event that less than 40 days notice or prior public disclosure of the date of the meeting is given or made, notice by a stockholder of his or her intention to nominate a director must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or such public disclosure of the annual meeting was made.

Stockholder Proposals. A stockholder may not bring new business before an annual meeting unless the stockholder has given Hometown Bancorp appropriate notice of its intention to bring that business before the meeting. A stockholder may propose new business at an annual meeting; however, such business must be stated in writing and filed with Hometown Bancorp’s Secretary at least 30 days before the date of the annual meeting; provided, however, that when public notice of the date of the annual meeting is less than 40 days, notice by the stockholder of a proposal must not be received later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was made to the public. Additionally, if such proposal is not presented, in writing, to Hometown Bancorp’s Secretary at least 30 days prior to such meeting, such nomination or proposal shall be laid over for action at an adjourned, special or annual meeting taking place 30 days or more thereafter. A stockholder who desires to raise new business must provide certain information to Hometown Bancorp concerning the nature of the new business, the stockholder and the stockholder’s interest in the business matter.

Authorized but Unissued Shares of Capital Stock. Following the offering, we will have authorized but unissued shares of common and preferred stock. Our charter authorizes the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, conversion rates, and liquidation preferences. Although such shares of common and preferred stock could be issued by the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, it is anticipated that such uses will be unlikely given that Hometown Bancorp MHC must always own a majority of our common stock.

Regulatory Restrictions

Office of Thrift Supervision Regulations. Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Office of Thrift Supervision. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Office of Thrift Supervision, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Restrictions on Remutualization Transactions. Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. However, in June 2003 the Office of Thrift Supervision issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision’s concerns are not warranted in the particular case. The Office of Thrift Supervision will require empirical data that demonstrates that the minority stockholders are receiving a reasonable value in proportion to their interest in the company. If any of the pricing parameters specified by the Office of Thrift Supervision are exceeded, the Office of Thrift Supervision will consider requiring that the transaction be approved by a majority of the votes eligible to be cast by the members of the acquiring mutual and the target mutual holding company without the use of running proxies.

Since the Office of Thrift Supervision policy on remutualization transactions was issued, there have been only two such transactions announced. It is likely that the pricing parameters imposed by the Office of Thrift Supervision policy will make remutualization transactions less attractive to mutual holding companies.

Change in Bank Control Act. The acquisition of 10% or more of our outstanding common stock may trigger the provisions of the Change in Bank Control Act. The Office of Thrift Supervision has also adopted a regulation under the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of a federally chartered savings association or its holding company to provide 60 days prior written notice and certain financial and other information to the Office of Thrift Supervision.

The 60-day notice period does not commence until the information is deemed to be substantially complete. Control for these purposes exists in situations in which the acquiring party has voting control of at least 25% of any class of our voting stock or the power to direct our management or policies. However, under Office of Thrift Supervision regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of our voting securities if specified “control factors” are present. The statute and underlying regulations authorize the Office of Thrift Supervision to disapprove a proposed acquisition on certain specified grounds.

Description of Hometown Bancorp Capital Stock

The common stock of Hometown Bancorp represents nonwithdrawable capital, is not an account of any type, and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

General

Hometown Bancorp is authorized to issue 7,000,000 shares of common stock having a par value of $0.01 per share and 3,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of Hometown Bancorp’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of stock issuance, all stock will be duly authorized, fully paid and nonassessable. Hometown Bancorp will not issue any shares of preferred stock in the offering.

Common Stock

Dividends. Hometown Bancorp can pay dividends if, as and when declared by its board of directors. The payment of dividends by Hometown Bancorp is limited by law and applicable regulation. See “Our Dividend Policy.” The holders of common stock of Hometown Bancorp will be entitled to receive and share equally in dividends declared by the board of directors of Hometown Bancorp. If Hometown Bancorp issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. After the reorganization, the holders of common stock of Hometown Bancorp will possess exclusive voting rights in Hometown Bancorp. They will elect Hometown Bancorp’s board of directors and act on other matters as are required to be presented to them under federal law or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of Hometown Bancorp and Walden Federal,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Hometown Bancorp issues preferred stock, holders of Hometown Bancorp preferred stock may also possess voting rights.

Liquidation. If there is any liquidation, dissolution or winding up of Walden Federal, Hometown Bancorp, as the sole holder of Walden Federal’s capital stock, would be entitled to receive all of Walden Federal’s assets available for distribution after payment or provision for payment of all debts and liabilities of Walden Federal, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of Hometown Bancorp, the holders of its common stock would be entitled to receive all of the assets of Hometown Bancorp available for distribution after payment or provision for payment of all its debts and liabilities. If Hometown Bancorp issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of Hometown Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

Hometown Bancorp will not issue any preferred stock in the offering and it has no current plans to issue any preferred stock after the offering. Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Registrar and Transfer Company, Cranford, New Jersey.

Registration Requirements

We have registered our common stock with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended, and will not deregister our common stock for a period of at least three years following the offering. As a result of registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of that statute will apply.

Legal and Tax Opinions

The legality of our common stock has been passed upon for us by Muldoon Murphy & Aguggia LLP, Washington, D.C. The federal tax consequences of the stock offering have been opined upon by Muldoon Murphy & Aguggia LLP. Muldoon Murphy & Aguggia LLP has consented to the references to its opinions in this prospectus. Certain legal matters will be passed upon for Sandler O’Neill & Partners, L.P. by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.

Experts

The consolidated financial statements of Hometown Bancorp, Inc. as of December 31, 2006 and 2005, and for each of the years in the two year period ended December 31, 2006 included in this prospectus and in the registration statement have been audited by Beard Miller Company LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FinPro has consented to the summary in this prospectus of its report to us setting forth its opinion as to our estimated pro forma market value and to the use of its name and statements with respect to it appearing in this prospectus.

Change in Accountants

Walden Federal became a wholly-owned subsidiary of Hometown Bancorp upon Walden Federal’s reorganization into the mutual holding company structure in May, 2006. Prior to this offering, Walden Federal’s consolidated financial statements were audited by Nugent & Haeussler, P.C. In connection with Hometown Bancorp’s preparation for this offering, on November 10, 2006, Nugent & Haeussler, P.C. resigned and, on December 6, 2006, Hometown Bancorp engaged Beard Miller Company LLP to audit the consolidated financial statements of Walden Federal and Hometown Bancorp as of December 31, 2006 and 2005, and for each of the two years in the period ended December 31, 2006, included in this prospectus and the registration statement. Before its engagement, Walden Federal and Hometown Bancorp did not consult Beard Miller Company LLP regarding either: (1) the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Hometown Bancorp’s financial statements; or (2) on any matter that was subject of a disagreement with its former accountants or on any matter that was a reportable event.

Nugent & Haeussler, P.C.’s reports on the consolidated financial statements of Walden Federal for the past two years did not contain an adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principles. The resignation of Nugent & Haeussler, P.C. and the engagement of Beard Miller Company LLP was due to the stock offering and associated registration requirements, including the need for Hometown Bancorp’s consolidated financial statements to be audited by an accounting firm registered with the Public Company Accounting Oversight Board (the “PCAOB”). Nugent & Haeussler, P.C. is not registered with the PCAOB. The engagement of Beard Miller Company LLP was approved by the boards of directors of Hometown Bancorp MHC, Hometown Bancorp and Walden Federal.

There has not been any disagreement between Nugent & Haeussler, P.C. and Walden Federal or Hometown Bancorp with respect to the consolidated financial statements for 2006 or 2005 or during the subsequent period through the date of this prospectus, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Nugent & Haeussler, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports. Nor have any of Nugent & Haeussler, P.C.’s reports on the consolidated financial statements of Walden Federal contained an adverse opinion or a disclaimer of opinion, or any modification as to uncertainty, audit scope, or accounting principles. Nugent & Haeussler, P.C. has furnished a letter addressed to the Securities and Exchange Commission and filed as an exhibit to Hometown Bancorp’s registration statement stating its agreement with the statements made herein.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the common stock offered in the stock offering. This prospectus forms a part of the registration statement. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus. You may read and copy the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Website maintained by the Securities and Exchange Commission at “http://www.sec.gov.”

Hometown Bancorp has filed an application for approval of the plan of stock issuance with the Office of Thrift Supervision. This prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Office of Thrift Supervision, 1700 G Street, NW, Washington, D.C. 20552 and at the offices of the Regional Director of the Office of Thrift Supervision at the Northeast Regional Office of the Office of Thrift Supervision, Harborside Financial Center Plaza Five, Suite 1600, Jersey City, New Jersey 07311.

A copy of the plan of stock issuance and each of Walden Federal’s and Hometown Bancorp’s charter and bylaws are available without charge from Walden Federal.

The appraisal report of FinPro has been filed as an exhibit to our registration statement and to our application to the Office of Thrift Supervision. Portions of the appraisal report were filed electronically with the Securities and Exchange Commission and are available on its website as described above. The entire appraisal report is available at the public reference room of the Securities and Exchange Commission and the offices of the Office of Thrift Supervision as described above.

Index to Financial Statements of

Hometown Bancorp, Inc.

*  *  *

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder

Hometown Bancorp, Inc.

Walden, New York

We have audited the accompanying consolidated balance sheets of Hometown Bancorp, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholder’s equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hometown Bancorp, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Syracuse, New York

March 15, 2007

Hometown Bancorp, Inc.

Consolidated Balance Sheets

	December 31,
	2006	2005
	(Dollars in Thousands, Except Per Share Data)
Assets
Cash and due from banks	$2,726	$3,499
Interest bearing demand deposits with banks	539	2,303

Cash and Cash Equivalents	3,265	5,802
Securities available for sale	997	2,952
Securities held to maturity (fair value 2006 $11,016; 2005 $2,359)	11,044	2,431
Loans held for sale	1,168	81
Loans receivable, net of allowance for loan losses (2006 $623; 2005 $531)	96,665	82,864
Premises and equipment, net	2,527	2,377
Federal Home Loan Bank stock, at cost	233	108
Foreclosed real estate	—	222
Accrued interest receivable and other assets	1,514	1,392

Total Assets	$117,413	$98,229

Liabilities and Stockholder’s Equity
Liabilities
Deposits:
Noninterest bearing	$18,692	$18,434
Interest bearing	85,826	71,001

Total Deposits	104,518	89,435
Federal Home Loan Bank advances	2,525	—
Advances from borrowers for taxes and insurance	432	396
Accrued interest payable	384	13
Other liabilities	1,034	621

Total Liabilities	108,893	90,465

Commitments and Contingencies	—	—

Stockholder’s Equity
Preferred stock, $0.01 par value; 3,000,000 shares authorized and unissued	—	—
Common stock, $0.01 par value; 7,000,000 shares authorized; issued and outstanding (2006 100 shares; 2005 -0- shares)	—	—
Paid-in capital	150	—
Retained earnings	8,372	7,809
Accumulated other comprehensive loss	(2)	(45)

Total Stockholder’s Equity	8,520	7,764

Total Liabilities and Stockholder’s Equity	$117,413	$98,229

See notes to consolidated financial statements.

Hometown Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,
	2006	2005
	(In Thousands)
Interest Income
Loans receivable, including fees	$6,768	$5,613
Securities, taxable	551	183
Other	175	120

Total Interest Income	7,494	5,916

Interest Expense
Deposits	2,198	1,124
Federal Home Loan Bank advances	105	42

Total Interest Expense	2,303	1,166

Net Interest Income	5,191	4,750
Provision for Loan Losses	102	99

Net Interest Income after Provision for Loan Losses	5,089	4,651

Other Income
Banking fees and service charges	826	672
Mortgage banking income, net	319	473
Investment brokerage fees	76	74
Realized losses on sales of securities	(77)	(2)
Foreclosed assets, net	383	(48)
Other	80	79

Total Other Income	1,607	1,248

Other Expenses
Salaries and employee benefits	3,165	2,890
Occupancy and equipment	573	512
Professional fees	182	103
Advertising and marketing	268	198
Data processing	440	347
Telephone and postage	188	167
Other	500	473

Total Other Expenses	5,316	4,690

Income before Income Taxes	1,380	1,209
Income Tax Expense	517	482

Net Income	$863	$727

See notes to consolidated financial statements.

Hometown Bancorp, Inc.

Consolidated Statements of Stockholder’s Equity

Years Ended December 31, 2006 and 2005

(In Thousands)

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance—December 31, 2004	$—	$—	$7,082	$(24)	$7,058

Comprehensive income:
Net income	—	—	727	—	727
Change in net unrealized losses on securities available for sale, net of reclassification adjustment and taxes	—	—	—	(21)	(21)

Total Comprehensive Income					706

Balance—December 31, 2005	—	—	7,809	(45)	7,764

Comprehensive income:
Net income	—	—	863	—	863
Change in net unrealized losses on securities available for sale, net of reclassification adjustment and taxes	—	—	—	43	43

Total Comprehensive Income					906

Capitalization of Hometown Bancorp, Inc.	—	150	(150)	—	—
Dividend paid to capitalize Hometown Bancorp, MHC	—	—	(150)	—	(150)

Balance—December 31, 2006	$—	$150	$8,372	$(2)	$8,520

See notes to consolidated financial statements.

Hometown Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2006	2005
	(In Thousands)
Cash Flows from Operating Activities
Net income	$863	$727
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	209	163
Provision for loan losses	102	99
Amortization of mortgage servicing rights	180	223
Net amortization (accretion) of securities premiums and discounts	(74)	4
Deferred income taxes (benefit)	(96)	(101)
Net realized loss on sales of securities	77	2
Net gain on sale of loans	(218)	(249)
Loans originated for sale	(12,280)	(19,495)
Proceeds from sale of loans	11,411	19,663
Net realized gain on sale of foreclosed assets	(451)	—
Increase in accrued interest receivable and other assets	(302)	(96)
Increase in accrued interest payable and other liabilities	851	41

Net Cash Provided by Operating Activities	272	981

Cash Flows from Investing Activities
Activity in available for sale securities:
Purchases	(1,051)	(102)
Proceeds from sales	3,000	—
Activity in held to maturity securities:
Purchases	(9,853)	—
Maturities, calls and principal repayments	1,315	1,714
Net increase in loans receivable	(11,675)	(10,936)
Purchases of loan participations	(2,228)	—
Proceeds from sale of foreclosed assets	673	854
Net (increase) decrease in Federal Home Loan Bank stock	(125)	207
Purchases of bank premises and equipment	(359)	(293)

Net Cash Used in Investing Activities	(20,303)	(8,556)

Cash Flows from Financing Activities
Net increase in deposits	15,083	10,243
Net increase in Federal Home Loan Bank advances	2,525	—
Increase in advances from borrowers for taxes and insurance	36	34
Dividend paid to Hometown Bancorp, MHC	(150)	—

Net Cash Provided by Financing Activities	17,494	10,277

Net Increase (Decrease) in Cash and Cash Equivalents	(2,537)	2,702
Cash and Cash Equivalents—Beginning	5,802	3,100

Cash and Cash Equivalents—Ending	$3,265	$5,802

Supplementary Cash Flows Information
Interest paid	$1,932	$1,157

Income taxes paid	$703	$572

Loans transferred to foreclosed real estate	$—	$1,019

See notes to consolidated financial statements.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1—Significant Accounting Policies

Organization and Nature of Operations

In May 2006, Walden Federal Savings and Loan Association (the “Association”) reorganized into the two-tier mutual holding company structure. As part of the reorganization, the Association formed Hometown Bancorp, Inc. (the “Company”), a federally chartered mid-tier stock holding company, and Hometown Bancorp, MHC (the “Mutual Holding Company”), a federally chartered mutual holding company. The Association became a federally chartered stock savings association, and a wholly-owned subsidiary of the Company. The Company became the wholly-owned subsidiary of the Mutual Holding Company, whose activity is not included in the accompanying consolidated financial statements. The Company and the Mutual Holding Company were capitalized in the amount of $150,000 each by the Association. The same directors and officers who manage the Association, also manage the Company and the Mutual Holding Company.

This reorganization was completed on May 18, 2006 in accordance with a Plan of Reorganization from a Mutual Savings Association to a Mutual Holding Company (the “Plan”) approved and adopted by the Association’s Board of Directors on January 5, 2006, and the Association’s eligible voting members on April 12, 2006. The Association, the Mutual Holding Company and the Company are subject to regulation and supervision by the Office of Thrift Supervision.

The Association maintains its executive offices and main branch in Walden, New York, with branches in Montgomery, Monroe and Otisville, New York. The Association is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds principally in mortgage loans secured by one-to-four family residences, multi-family and commercial properties, consumer loans and mortgage-backed securities.

The Association has two wholly-owned subsidiaries, Ever-Green Financial Services, Inc., which holds a 50% interest in Evergreen Title Agency, LP and Valley Services, Inc., which leases certain premises used by the Association and holds foreclosed real estate.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Association and the Association’s wholly-owned subsidiaries, Ever-Green Financial Services, Inc. and Valley Services, Inc. All intercompany transactions and balances have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1—Significant Accounting Policies (Continued)

Concentrations of Credit Risk

Most of the Company’s activities are with customers located within Orange County, New York and to a lesser extent the adjacent counties of Ulster and Sullivan. Note 2 discusses the types of securities that the Association invests in. Note 3 discusses the types of lending that the Association engages in. Although the Association has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. The Association does not have any significant concentrations in any one industry or customer.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and interest-bearing deposits with an original maturity of three months or less.

Securities

Management determines the appropriate classification of debt securities at the time of purchase.

Securities classified as available for sale are those securities that the Association intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Association’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income (loss), net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the level yield method which does not vary materially from the effective interest method over the terms of the securities.

Securities classified as held to maturity are those debt securities the Association has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for the amortization of premium and accretion of discount, recognized in interest income using a method which approximates the interest method over the terms of the securities.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Association to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal law requires a member institution of the Federal Home Loan Bank system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula. The restricted stock is carried at cost.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1—Significant Accounting Policies (Continued)

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of interest income on the related loans. The Association is amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

The Association has issued letters of credit on behalf of customers primarily to secure construction or land development projects that involve public improvements. The letters of credit are fully secured by a note and a mortgage placed on the related property. The note contains provisions that waive any interest payments provided there are no drawdowns on the letter of credit. Funds equal to the full amount of the letters of credit are advanced and placed in a non-interest bearing deposit account in order to enhance the Association’s collateral position under New York State Lien Law. These loans and deposits are reported gross in the statements of condition as the Association does not intend to offset them. Interest is not imputed on these loans and deposits as it is a customary lending and deposit activity of the Association.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management’s periodic evaluation of the adequacy of the allowance is based on the Association’s past loan loss experience, known and inherent credit risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying amount of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1—Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Association does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Loans Held for Sale and Loan Servicing

Loans held for sale represent residential mortgage loans originated for sale on a whole-loan basis. These loans are carried at the lower of cost or estimated fair value, as determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance by charges to operations. Premiums and discounts and origination fees and costs on loans held for sale are deferred and recognized as a component of the gain or loss on sale. Commitments to originate loans that will be held for sale and forward commitments to sell such loans are derivative instruments which are required to be recognized as assets or liabilities at fair value. Fair value is determined based solely on the effect of changes in secondary market interest rates and yield requirements from the commitment date to the date of the financial statements. The fair values of these commitments have had an immaterial effect on the Company’s financial position and results of operations.

The Association sells residential mortgage loans to third parties. These transactions are accounted for as sales based on application of the criteria set forth in the Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” These criteria provide that the Association, as transferor, must surrender control over the transferred assets (i.e., the loans sold) in order to record a sale. The criteria specify that (i) the transferred assets have been isolated from the transferor (put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership); (ii) each transferee has the right to pledge or exchange the assets it received; and (iii) the transferor does not maintain effective control over the transferred assets through an agreement to repurchase the assets or an ability to unilaterally cause the holder to return specific assets.

Gains and losses on sales of loans are recognized when the sales proceeds are received, and are measured in accordance with SFAS No. 140 (including consideration of assets obtained and liabilities incurred in the transfer, if any, such as servicing rights and recourse obligations). Recourse liabilities on loan sales through December 31, 2006 are not material to the Company’s financial position and results of operations. Loan servicing income is reported in mortgage banking income, net.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1—Significant Accounting Policies (Continued)

Loans Held for Sale and Loan Servicing (Continued)

Originated mortgage servicing rights are recorded at their fair value when loans are sold and are amortized in proportion to and over the period of estimated net servicing income or loss. The carrying value of originated mortgage servicing rights is periodically evaluated for impairment.

Premises and Equipment

Premises and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets, which is generally 15 to 40 years for buildings and building improvements and 3 to 10 years for furniture, equipment, computers and software. Leasehold improvements are amortized over the related terms of the leases or their useful life if shorter.

Foreclosed Real Estate

Real estate acquired in settlement of loans is carried at the fair value of the property at the date of acquisition. Write-downs from cost to fair value less estimated selling costs which are required at the time of foreclosure or repossession are charged to the allowance for loan losses. Subsequent write-downs to fair value, net of estimated selling costs, are charged to foreclosed real estate expenses.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Association, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Association does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Income Taxes

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company and its subsidiary file a consolidated federal income tax return.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Association has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the balance sheet when they are funded.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1—Significant Accounting Policies (Continued)

Segment Reporting

The Company does not presently have discrete financial information available that properly allocates expenses between its community banking and investment brokerage segments. As a result, segment information is not presently available. Revenues from the investment brokerage segment are not material to the consolidated results of operations.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
	(In Thousands)

Unrealized holding losses on securities available for sale	$(6)	$(37)
Reclassification adjustment for losses included in net income	77	2

Change in Net Unrealized Losses	71	(35)

Income tax effect	(28)	14

Net of Tax Amount	$43	$(21)

Recent Accounting Pronouncements

Statement of Financial Accounting Standards (“SFAS”) No. 155

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is required to adopt the provisions of SFAS No. 155, as applicable, beginning in fiscal year 2007. Management does not believe the adoption of SFAS No. 155 will have a material impact on the Company’s consolidated financial position and results of operations.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1—Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

SFAS 156

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—An Amendment of SFAS No. 140.” SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, which for the Company will be as of the beginning of fiscal 2007. The Company does not believe that the adoption of SFAS No. 156 will have a significant effect on its consolidated financial statements.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 157 on its consolidated financial position, results of operations and cash flows.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company on January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.

SAB 108

On September 13, 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported consolidated results of operations or financial condition.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1—Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” The Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this new pronouncement, if any, on its consolidated financial statements.

Note 2—Securities

The amortized cost of securities and their approximate fair values are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
Available for Sale:

December 31, 2006:
U.S. Government agencies	$1,000	$—	$3	$997

December 31, 2005:
Mutual funds	$3,026	$—	$74	$2,952

Held to Maturity:

December 31, 2006:
U.S. Treasury and Government agencies	$9,475	$—	$15	$9,460
Mortgage-backed securities	1,569	5	18	1,556

	$11,044	$5	$33	$11,016

December 31, 2005:
U.S. Government agencies	$1,500	$—	$40	$1,460
Mortgage-backed securities	931	—	32	899

	$2,431	$—	$72	$2,359

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2—Securities (Continued)

The amortized cost and fair value of securities as of December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the borrowers may have the right to prepay obligations with or without any penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)		(In Thousands)
Due in one year or less	$—	$—	$9,475	$9,460
Due after one year through five years	1,000	997	—	—
Due after five years through ten years	—	—	—	—
Due after ten years	—	—	—	—
Mortgage-backed securities	—	—	1,569	1,556

	$1,000	$997	$11,044	$11,016

Gross losses of $77,000 and $2,000 were realized on sales of securities in 2006 and 2005, respectively.

The following table shows the Association’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
December 31, 2006:
Available for Sale:
U.S. Government Agencies	$997	$3	$—	$—	$997	$3

Held to Maturity:
U.S. Treasury and Government agencies	9,460	15	—	—	9,460	15
Mortgage-backed securities	—	—	668	18	668	18

	9,460	15	668	18	10,128	33

	$10,457	$18	$668	$18	$11,125	$36

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 2—Securities (Continued)

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
December 31, 2005:
Available for Sale:
Mutual funds	$—	$—	$2,952	$74	$2,952	$74

Held to Maturity:
U.S. Government agencies	—	—	1,460	40	1,460	40
Mortgage-backed securities	—	—	899	32	899	32

	—	—	2,359	72	2,359	72

	$—	$—	$5,311	$146	$5,311	$146

At December 31, 2006, the Association had 5 securities in an unrealized loss position of which 3 have been in a continuous loss position for 12 months or more. In management’s opinion, the decline in fair value is due only to interest rate fluctuations. As the Association has the intent and ability to hold such investments until maturity or market price recovery, no securities are deemed to be other-than-temporarily impaired. None of the individual unrealized losses is significant.

At December 31, 2006, securities with a carrying value of $500,000 were pledged to secure public deposits and for other purposes required or permitted by law. There were no securities pledged for these purposes at December 31, 2005.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 3—Loans Receivable and Allowance for Loan Losses

The composition of loans receivable at December 31, 2006 and 2005 is as follows:

	2006	2005
	(In Thousands)
First mortgage loans:
One to four family residential	$40,807	$35,334
Construction	10,760	9,542
Multi-family	1,702	1,012
Commercial	14,236	11,613
Land	7,648	5,190

Total First Mortgage Loans	75,153	62,691

Other loans:
Commercial	10,163	9,508
Consumer	413	267
Home equity loans and credit lines	11,381	10,742
Loans on savings accounts	170	218

Total Loans	97,280	83,426

Unearned loan origination costs (fees), net	8	(31)
Allowance for loan losses	(623)	(531)

Net Loans	$96,665	$82,864

The Association grants commercial, residential and consumer loans to customers primarily within Orange County, New York, and to a lesser extent, portions of the adjacent counties of Ulster and Sullivan. A large portion of the loan portfolio is secured by real estate. Although the Association has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

The following table presents changes in the allowance for loan losses for the years ended December 31, 2006 and 2005:

	2006	2005
	(In Thousands)
Balance, beginning	$531	$435
Provision for loan losses	102	99
Loans charged off	(10)	(4)
Loan recoveries	—	1

Balance, ending	$623	$531

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 3—Loans Receivable and Allowance for Loan Losses (Continued)

At December 31, 2006 and 2005, the Association had no loans that are considered to be impaired under SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”. The Association had nonaccrual loans, which management expects will eventually be paid in full, amounting to approximately $439,000 and $83,000 at December 31, 2006 and 2005, respectively. Interest not recognized on nonaccrual loans was not material in 2006 and 2005. There were no loans past due 90 days or more and still accruing interest at December 31, 2006 and 2005.

At December 31, 2006 and 2005, one-to-four family residential mortgage loans serviced for others amounted to approximately $91.6 million and $99.7 million, respectively. Advances from borrowers for taxes and insurance related to loans serviced for others amounted to approximately $384,000 and $374,000, respectively, at December 31, 2006 and 2005. These loans and related advances are not included in the accompanying consolidated balance sheets.

The following summarizes activity pertaining to mortgage servicing rights for the years ended December 31, 2006 and 2005:

	2006	2005
	(In Thousands)

Balance, beginning	$635	$705
Capitalized during the year	48	153
Amortization	(180)	(223)

Balance, ending	$503	$635

Note 4—Premises and Equipment

The components of premises and equipment at December 31, 2006 and 2005 are as follows:

	2006	2005
	(In Thousands)

Land	$551	$551
Buildings and leasehold improvements	2,138	1,944
Furniture and equipment	834	747
Automobiles	61	83

	3,584	3,325
Accumulated depreciation	1,057	948

	$2,527	$2,377

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 5—Foreclosed Assets

Income (expenses) applicable to foreclosed assets include the following for the years ended December 31, 2006 and 2005:

	2006	2005
	(In Thousands)
Gain on sales of real estate	$451	$—
Expenses	(68)	(48)

	$383	$(48)

Note 6—Deposits

Deposits at December 31, 2006 and 2005 consist of the following major classifications:

	2006	2005
	(In Thousands)
Non-interest bearing demand	$18,692	$18,434
NOW	6,546	6,428
Money market	15,968	17,067
Savings	13,343	14,904
Certificates of deposit	49,969	32,602

	$104,518	$89,435

A summary of certificates of deposit by maturity at December 31, 2006 is as follows (in thousands):

Year ended December 31:
2007	$46,753
2008	2,084
2009	861
2010	130
2011	141

$49,969

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $17.9 million and $5.7 million at December 31, 2006 and 2005, respectively. As defined in Federal Deposit Insurance Corporation (FDIC) regulations, deposits in excess of $100,000 are not insured. At December 31, 2006, $10.0 million of certificates of deposit consisted of one municipal deposit from the New York State Office of the Comptroller which is secured by a municipal letter of credit issued by the Federal Home Loan Bank (see Note 7).

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 6—Deposits (Continued)

A summary of interest expense on deposits for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
	(In Thousands)
NOW and money market demand	$497	$291
Savings	74	80
Certificates of deposit	1,627	753

	$2,198	$1,124

Note 7—Federal Home Loan Bank Advances

The Association has various line of credit facilities with the Federal Home Loan Bank, which mature on July 31, 2007, and provide for borrowings of up to $18.9 million of which $2.5 million was outstanding as of December 31, 2006, due in January 2007. The interest rate on short-term borrowings at December 31, 2006 was 5.35%.

The borrowings are secured by qualifying assets of the Association which include the Federal Home Loan Bank stock, securities and first mortgage loans. The Association has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $35.2 million, including line of credit facilities, of which $10.0 million was used at December 31, 2006, to secure a municipal letter of credit.

Note 8—Legal Contingencies

Various legal claims arise from time to time in the normal course of business, which in the opinion of management will have no material effect on the Company’s consolidated financial statements.

Note 9—Restrictions on Dividends, Loans and Advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Association to the Company. The total amount of dividends which may be paid at any date is generally limited to retained net income of the Association for the current and preceding two years. Loans or advances are limited to 10% of the Association’s capital and surplus on a secured basis.

At December 31, 2006, the Association’s retained earnings available for the payment of dividends was approximately $1.7 million. Funds available for loans or advances by the Association to the Company amounted to approximately $838,000.

In addition, dividends paid by the Association to the Company would be prohibited if the effect thereof would cause the Association’s capital to be reduced below minimum capital requirements.

The Company’s ability to pay dividends is dependent on the Association’s ability to pay dividends to the Company.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 10—Lease Commitments and Total Rental Expense

The Association leases four branch locations under long-term operating leases. Future minimum lease payments by year and in the aggregate, under noncancellable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2006 (in thousands):

2007	$92
2008	83
2009	83
2010	77
2011	27

$362

The leases contain options to extend for periods from two to ten years. The cost of such rentals is not included above. The total rental expense for all leases for the years ended December 31, 2006 and 2005 was approximately $77,000 and $49,000, respectively.

Note 11—Income Taxes

The income tax provision (benefit) consists of the following for the years ended December 31, 2006 and 2005:

	2006	2005
	(In Thousands)
Federal:
Current	$528	$495
Deferred	(75)	(79)

	453	416

State
Current	85	88
Deferred	(21)	(22)

	64	66

Income Tax Expense	$517	$482

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 11—Income Taxes (Continued)

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense included in the consolidated statements of income at December 31, 2006 and 2005 is as follows:

	2006		2005
	Amount	% of Pretax Income	Amount	% of Pretax Income
	(Dollars in Thousands)
Federal income tax at statutory rate	$469	34.0%	$411	34.0%
State income taxes, net of federal tax benefit	42	3.0	44	3.6
Other	6	0.5	27	2.3

	$517	37.5%	$482	39.9%

Items that gave rise to significant portions of the deferred tax accounts are as follows:

	December 31,
	2006	2005
	(In Thousands)
Deferred tax assets:
Allowance for loan losses	$246	$206
Unrealized losses on securities available for sale	1	29
Other	18	39

	265	274

Deferred tax liabilities:
Premises and equipment	(86)	(81)
Mortgage servicing rights	(201)	(254)
Other	—	(28)

	(287)	(363)

Net Deferred Tax Liability	$(22)	$(89)

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 11—Income Taxes (Continued)

As a thrift institution, the Association is subject to special provisions in the Federal and New York State tax laws regarding its allowable tax bad debt deductions and related tax bad debt reserves. These reserves consist primarily of a defined base-year amount for Federal and New York income tax purposes. Deferred tax liabilities are recognized with respect to any portion of the base-year amount which is expected to become taxable (or “recaptured”) in the foreseeable future.

Under current tax laws, Federal base-year reserves would be subject to recapture if the Association pays a cash dividend in excess of earnings and profits or liquidates. In order for the Association to permissibly maintain a New York State tax bad debt reserve for thrifts, certain thrift definitional tests must be satisfied on an ongoing basis. These definitional tests include maintaining at least 60% of assets in thrift qualifying assets, as defined for tax purposes, and maintaining a thrift charter. The Association expects that it will take no action in the foreseeable future which would require the establishment of a tax liability associated with these bad debt reserves.

In accordance with SFAS No. 109, deferred tax liabilities have not been recognized with respect to the Federal base-year reserve of approximately $500,000 at December 31, 2006, and the New York State base-year reserve of approximately $3.7 million at December 31, 2006, since the Association does not expect that these amounts will become taxable in the foreseeable future. The unrecognized deferred tax liability with respect to the Federal and New York State base-year reserves was approximately $170,000 and $182,000 (net of federal benefit), respectively, at December 31, 2006.

Note 12—Employee Benefit Plan

The Association has a 401(k) savings plan, which is offered to all eligible employees, defined as those who are 21 years of age that have worked for the Association for one year and work a minimum of 1,000 hours per Plan year. The Plan permits tax deferred employee contributions of up to 15% of compensation and provides for employer discretionary matching and additional contributions determined annually by the Board of Directors. Employer contributions are subject to the employee completing 1,000 hours of service during the Plan year and being employed on the last day of the Plan year. Employer contributions vest to the employee at the rate of 20% after completion of two years of service and 20% per year, thereafter, becoming 100% vested upon the completion of six years of service.

In 2006 and 2005, the Board of Directors approved matching contributions of 100% of employee contributions up to 2% of the employee’s compensation. Matching contributions amounted to $33,000 and $29,000 in 2006 and 2005, respectively. In 2006 and 2005, the Board of Directors approved additional contributions of 10% and 12%, respectively, of employees’ compensation. Additional contributions were $164,000 and $200,000, respectively, for 2006 and 2005.

Note 13—Transactions with Officers and Directors

The Association has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its officers, directors, their immediate families, and affiliated companies (commonly referred to as related parties), on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Association. These persons were indebted to the Association for loans totaling $676,000 and $445,000 at December 31, 2006 and 2005, respectively. During 2006, $254,000 of new loans and $23,000 of repayments were made.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 13—Transactions with Officers and Directors (Continued)

Deposits from related parties held by the Association at December 31, 2006 and 2005 amounted to $1.3 million and $1.4 million, respectively.

A director of the Company is associated with a law firm which provides legal services to the Association and its subsidiaries. During 2006 and 2005, the law firm was paid approximately $277,000 and $319,000, respectively, for legal services of which $87,000 and $65,000, respectively, is included in professional fees and foreclosed assets expense in the accompanying statements of income. The balance was paid by customers of the Association in connection with loan transactions.

Note 14—Financial Instruments with Off-Balance Sheet Risk

The Association is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

The Association’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Association’s financial instruments with off-balance sheet risk at December 31, 2006 and 2005 is as follows:

	2006	2005
	(In Thousands)
Commitments to grant loans	$15,286	$11,237
Unfunded commitments under lines of credit	7,118	6,350
Letters of credit	363	468

	$22,767	$18,055

Fixed rate commitments to grant loans amounted to approximately $7,056,000 at December 31, 2006, and had interest rates that ranged from 4.0% to 9.25%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Association evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Association upon extension of credit, is based on management’s credit evaluation. Collateral held varies, but includes principally residential or commercial real estate.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 14—Financial Instruments with Off-Balance Sheet Risk (Continued)

Standby letters of credit are conditional commitments issued by the Association to guarantee the performance of a customer to a third party and generally expire within one year. Those guarantees are primarily issued to municipalities to ensure the completion of public improvements in residential subdivisions by contractors that are customers of the Association. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Association holds savings accounts as collateral supporting these commitments for which collateral is deemed necessary. At December 31, 2006 and 2005, such collateral amounted to $248,000 and $272,000, respectively. The current amount of the liability as of December 31, 2006 and 2005 for guarantees under standby letters of credit issued is not material.

Note 15—Regulatory Capital Requirements

The Association is required to maintain a cash reserve balance in vault cash or with the Federal Reserve Bank. The total of this reserve balance was approximately $465,000 and $439,000 at December 31, 2006 and 2005, respectively.

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of tangible, core, and risk-based capital as defined in the regulations. Management believes, as of December 31, 2006, that the Association met all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the regulators categorized the Association as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum core, Tier 1 risk-based and total risk-based ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Association’s category.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 15—Regulatory Capital Requirements

The Association’s actual capital amounts and ratios are presented below.

	Actual		For Capital Adequacy Purposes				To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2006:
Tangible	$8,375	7.13%	$	≥1,761	≥	1.5%		N/A	N/A
Core (leverage)	8,375	7.13		≥4,697	≥	4.0	$	≥5,871	≥ 5.0%
Tier 1 risk-based	8,375	10.38		≥3,228	≥	4.0		≥4,841	≥ 6.0
Total risk-based	8,998	11.15		≥6,455	≥	8.0		≥8,070	≥10.0
As of December 31, 2005:
Tangible	$7,809	7.95%	$	≥1,473	≥	1.5%		N/A	N/A
Core (leverage)	7,809	7.95		≥3,929	≥	4.0	$	≥4,911	≥ 5.0%
Tier 1 risk-based	7,809	11.09		≥2,817	≥	4.0		≥4,225	≥ 6.0
Total risk-based	8,340	11.84		≥5,635	≥	8.0		≥7,044	≥10.0

The following table presents a reconciliation of the Company’s consolidated equity as determined using accounting principles generally accepted in the United States of America (“GAAP”) and the Association’s regulatory capital amounts as of December 31:

	2006	2005
	(In Thousands)
Consolidated GAAP equity	$8,520	$7,764
Hometown Bancorp, Inc.’s equity in excess of its investment in the Association	(147)	—

Association GAAP equity	8,373	7,764
Net unrealized losses on securities available-for- sale, net of income taxes	2	45

Tangible capital, core capital and Tier I risk-based capital	8,375	7,809

Allowance for loan losses	623	531

Total risk-based capital	$8,998	8,340

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 16—Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures, and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2006 and 2005:

Cash and Cash Equivalents

The carrying amounts of these instruments approximate their fair value.

Securities

Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

Loans Held for Sale

Fair values for loans held for sale are based on existing commitments from investors or prevailing market prices.

Loans Receivable

For variable-rate loans that reprice frequently and which entail no significant changes in credit risk, fair values are based on carrying values. The fair value of fixed-rate loans are estimated using discounted cash flow analyses at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock

The carrying amount of Federal Home Loan Bank stock approximates fair value.

Mortgage Servicing Rights

The carrying amount of mortgage servicing rights approximates fair value.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable approximates fair value.

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 16—Fair Value of Financial Instruments – (Continued)

Deposit Liabilities

Fair values for demand deposits, savings accounts and certain money market deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar instruments with similar maturities.

Federal Home Loan Bank Advances

The carrying amount of Federal Home Loan Bank Advances approximates fair value.

Off-Balance Sheet Financial Instruments

Fair values of commitments to extend credit and letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms, and present credit worthiness of the counterparties. At December 31, 2006 and 2005, the fair value of these instruments was not material.

The estimated fair values of the Company’s financial instruments at December 31, 2006 and 2005 were as follows:

	December 31,
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$3,265	$3,265	$5,802	$5,802
Securities available for sale	997	997	2,952	2,952
Securities held to maturity	11,044	11,016	2,431	2,359
Loans held for sale	1,168	1,168	81	81
Loans receivable, net	96,665	96,796	82,864	82,839
Federal Home Loan Bank stock	233	233	108	108
Accrued interest receivable	648	648	435	435
Mortgage servicing rights	503	503	635	635

Financial liabilities:
Non-interest bearing demand accounts	18,692	18,692	18,434	18,434
NOW accounts	6,546	6,546	6,428	6,428
Money market accounts	15,968	15,968	17,067	17,067
Savings accounts	13,343	13,343	14,904	14,904
Certificates of deposit	49,969	49,740	32,602	32,367
Federal Home Loan Bank Advances	2,525	2,525	—	—
Accrued interest payable	384	384	13	13

Off-balance sheet financial instruments:
Commitments to extend credit	—	—	—	—
Letters of credit	—	—	—	—

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 17—Hometown Bancorp, Inc. (Parent Company Only) Financial Information

Balance Sheet
December 31, 2006
(In Thousands)
Assets
Cash	$145
Investment in subsidiary	8,373
Other assets	2

$8,520

Stockholder’s Equity	$8,520

Statement of Income
May 19, 2006 to December 31, 2006
(In Thousands)
Operating expenses	$(5)
Income tax benefit	2

(3)
Equity in undistributed earnings of subsidiary	596

Net Income	$593

Hometown Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 17—Hometown Bancorp, Inc. (Parent Company Only) Financial Information (Continued)

Statement of Cash Flows

May 19, 2006 to December 31, 2006
(In Thousands)
Cash Flows from Operating Activities
Net income	$593
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed earnings of subsidiary	(596)
Increase in other assets	(2)

Net Cash Used in Operating Activities	(5)

Cash Flows Provided by Financing Activities
Proceeds from capital contribution	150

Net Increase in Cash	145
Cash—Beginning of Period	—

Cash—End of Period	$145

Note 18—Stock Offering

On January 18, 2007, the Board of Directors of the Company adopted a plan of stock issuance (“Plan”) pursuant to which the Company will sell common stock representing a minority ownership of the estimated pro forma market value of the Company, which will be determined by an independent appraisal, to eligible depositors and borrowers of the Association in a subscription offering and, if necessary, to the general public in a community offering and/or in a syndicated offering. The majority of the common stock will be owned by Hometown Bancorp, MHC. The Plan is subject to approval of the Office of Thrift Supervision.

Costs incurred in connection with the offering will be recorded as reduction of the proceeds from the offering. If the transaction is not consummated, all costs incurred in connection with the transaction will be expensed. At December 31, 2006, deferred costs of $51,000 had been incurred.

You should rely only on the information contained in this prospectus. Neither Walden Federal nor Hometown Bancorp has authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus to any person or in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation in those jurisdictions. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

(Holding Company for Walden Federal)

931,500 Shares

(Anticipated Maximum, Subject to Increase)

COMMON STOCK

Prospectus

Sandler O’Neill + Partners, L.P.

            , 2007

Until             , 2007, or 90 days after commencement of the syndicated community offering, if any, whichever is later, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments of subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers.

Article XI of the Registrant’s bylaws provide:

The Holding Company shall indemnify all officers, directors and employees of the Holding Company, and their heirs, executors and administrators, to the fullest extent permitted under federal law against all expenses and liabilities reasonably incurred by them in connection with or arising out of any action, suit or proceeding in which they may be involved by reason of their having been a director or officer of the Holding Company, whether or not they continue to be a director or officer at the time of incurring such expenses or liabilities, such expenses and liabilities to include, but not be limited to, judgments, court costs and attorneys’ fees and the cost of reasonable settlements.

Generally, federal law provides indemnity coverage for:

(a) Any person against whom any action is brought or threatened because that person is or was a director or officer of the association, for:

(i)	Any amount for which that person becomes liable under a judgment in such action; and

(ii)	Reasonable costs and expenses, including reasonable attorneys’ fees, actually paid or incurred by that person in defending or settling such action, or in enforcing his or her rights under this section if he or she attains a favorable judgment in such enforcement action.

(b) Indemnification shall be made to such person only if:

(i)	Final judgment on the merits is in his or her favor; or

(ii)	In case of:

a.	Settlement;

b.	Final judgment against him or her; or

c.	Final judgment in his or her favor, other than on the merits, if a majority of the disinterested directors of the savings association determine that he or she was acting in good faith within the scope of his or her employment or authority as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of the savings association or its members.

However, no indemnification shall be made unless the association gives the Office of Thrift Supervision at least 60 days’ notice of its intention to make such indemnification. No such indemnification shall be made if the Office of Thrift Supervision advises the association in writing, within such notice period, of its objection thereto.

(c) As used in this paragraph:

(i)	“Action” means any judicial or administrative proceeding, or threatened proceeding, whether civil, criminal, or otherwise, including any appeal or other proceeding for review.

(ii)	“Court” includes, without limitation, any court to which or in which any appeal or any proceeding for review is brought.

(iii)	“Final judgment” means a judgment, decree or order which is not appealable or as to which the period for appeal has expired with no appeal taken.

(iv)	“Settlement” includes the entry of a judgment by consent or confession or a plea of guilty or of nolo contendere.

Item 25.	Other Expenses of Issuance and Distribution.

SEC filing fee	$329
OTS filing fee	6,400
NASD filing fee	1,571
Edgar, printing, postage and mailing	80,000
Legal fees and expenses	200,000
Accounting fees and expenses	100,000
Appraiser’s fees and expenses	31,200
Business plan preparation	22,000
Securities marketing firm expenses (including legal fees)	195,000
Records management fees and expenses	20,000
Blue Sky fees and expenses	25,000
Certificate printing	5,000
Miscellaneous	8,500

TOTAL	$695,000

Item 26.	Recent Sales of Unregistered Securities.

None.

Item 27.	Exhibits.

The exhibits filed as a part of this Registration Statement are as follows:

(a)	List of Exhibits (filed herewith unless otherwise noted)

1.1	Engagement Letters between Hometown Bancorp MHC, Hometown Bancorp, Inc., Walden Federal Savings and Loan Association and Sandler O’Neill & Partners, L.P.*

1.2	Form of Agency Agreement*

3.1	Charter of Hometown Bancorp, Inc.*

3.2	Bylaws of Hometown Bancorp, Inc. *

4.1	Specimen Stock Certificate of Hometown Bancorp, Inc.*

5.1	Opinion of Muldoon Murphy & Aguggia LLP re: Legality

8.1	Opinion of Muldoon Murphy & Aguggia LLP re: Federal Tax Matters

10.1	Plan of Stock Issuance*

10.2	Form of Walden Federal Savings and Loan Association Employee Stock Ownership Plan and Trust*

10.3	Form of ESOP Loan Commitment Letter and ESOP Loan Documents*

10.4	Form of Change in Control Agreement between Walden Federal Savings and Loan Association and Thomas F. Gibney, Stephen W. Dederick, Judith B. Weyant and L. Bruce Lott*

10.5	Walden Federal Savings and Loan Association Directors’ Retirement Plan*

16.1	Letter re: Change in Certifying Accountant*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Muldoon Murphy & Aguggia LLP re: legality opinion (included in Exhibit 5.1)

23.2	Consent of Muldoon Murphy & Aguggia LLP re: federal tax opinion (included in Exhibit 8.1)

23.3	Consent of FinPro, Inc.*

23.4	Consent of Beard Miller Company LLP

24.1	Powers of Attorney*

99.1	Appraisal Report of FinPro, Inc. (P)

99.2	Marketing Materials

99.3	Subscription Order Form and Instructions*

(P)	Exhibits and supporting schedules filed in paper format pursuant to Rule 202 and Rule 311 of Regulation S-T. Interested investors may contact the Securities and Exchange Commission at 1-800-SEC-0330 for further information on obtaining a copy of this exhibit.

*	Previously filed.

Item 28.	Undertakings.

The small business issuer will:

(1)	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by section 10(a)(3) of the Securities Act.

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	Include any additional or changed material information on the plan of distribution.

(2)	For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)	For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

The small business issuer will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The small business issuer hereby undertakes that:

(1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2) For determining any liability under the Securities Act , treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the Village of Walden, State of New York, on May 11, 2007.

Hometown Bancorp, Inc.

By:	/s/ Thomas F. Gibney
Thomas F. Gibney
President and Chief Executive Officer
(duly authorized representative)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Name	Title	Date

/s/ Thomas F. Gibney Thomas F. Gibney	President, Chief Executive Officer and Director (principal executive officer)	May 11, 2007

/s/ Stephen W. Dederick Stephen W. Dederick	Vice President and Chief Financial Officer (principal accounting and financial officer)	May 11, 2007

* Joseph B. Horan, III	Director

* Gerald N. Jacobowitz	Director

* Graham S. Jamison	Chairman

* Stephen E. Sabine	Director

* Kenneth R. Schliphack	Director

* Curt J. Schoeberl, Sr.	Director

*	Pursuant to the Powers of Attorney filed as Exhibit 24.1 to the Registration Statement of Form SB-2 for Hometown Bancorp, Inc. on March 16, 2007.

/s/ Thomas F. Gibney	May 11, 2007
Thomas F. Gibney
President and Chief Executive Officer